UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	October 28, 2011	By /s/ Prakoso Imam Santoso

(Signature)

Prakoso Imam Santoso
ActingVice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 1, 2010 (AUDITED), DECEMBER 31, 2010 (AUDITED)

AND SEPTEMBER 30, 2011 (UNAUDITED)

AND NINE MONTHS PERIOD ENDED

SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)

JANUARY 1, 2010, DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		January 1, 2010	December 31,2010	September 30,2011
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,5,44	7,805,460	9,119,849	9,364,921	1,065,406
Temporary investments	2c,2f,2s,44	359,507	370,433	360,790	41,046
Trade receivables Related parties - net of allowance for doubtful accounts of Rp.93,483 million on 1/1/ 2010; Rp.151,266 million on 31/12/2010 and Rp.98,329 million on 30/9/2011	2c,2g,2s,6, 36,44	604,768	780,043	1,240,220	141,095
Third parties - net of allowance for doubtful accounts of Rp.1,180,067 million on 1/1/ 2010; Rp.1,294,078 million on 31/12/2010and Rp.1,367,479 million on 30/9/2011		3,093,679	3,563,666	4,319,195	491,376
Other receivables - net of allowance for doubtful accounts of Rp.9,517 million on 1/1/ 2010; Rp.6,304 million on 31/12/2010 and Rp.5,044 million on 30/9/2011	2c,2g,44	128,025	90,140	188,610	21,457
Inventories - net of allowance for Obsolescence Rp.72,174 million on 1/1/ 2010; Rp.83,286 million on 31/12/2010 and Rp.93,217 million on 30/9/2011	2h,7,36	435,244	515,536	538,626	61,277
Advances and prepaid expenses	2c,2i,8,44	2,496,539	3,441,031	2,497,882	284,173
Claims for tax refund	2r,38	666,351	133,056	364,910	41,514
Prepaid taxes	2r,38	379,732	715,698	737,389	83,890
Other current assets	2c,9,44	125,482	1,175	1,014,280	115,390
Total Current Assets		16,094,787	18,730,627	20,626,823	2,346,624
NON-CURRENT ASSETS
Long-term investments - net	2f,10	151,553	253,850	252,005	28,670
Property, plant and equipment - net of accumulated depreciation of Rp.72,716,079 million on 1/1/ 2010; Rp.83,712,378 million on 31/12/2010 and Rp.85,893,765 million on 30/9/2011	2k,2l,2p,4, 11,18,19, 22,46	76,419,897	75,832,408	73,160,948	8,323,202
Prepaid pension benefit cost	2c,2q,41,44	497	988	821	93
Advances and other non-current assets	2c,2k,2n,12,44,47,48	2,488,842	3,052,695	3,604,373	410,054
Goodwill and other intangible assets -net of accumulated amortization of Rp.7,570,659 million on 1/1/ 2010; Rp.9,094,032 million on 31/12/2010 and Rp.9,497,380 million on 30/9/2011	2d,2j,4,13	2,428,280	1,784,525	1,739,395	197,883
Escrow accounts	2c,14,44	44,114	41,662	40,714	4,632
Deferred tax assets - net	2r,38	94,953	61,692	48,155	5,478
Total Non-current Assets		81,628,136	81,027,820	78,846,411	8,970,012
TOTAL ASSETS		97,722,923	99,758,447	99,473,234	11,316,636

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS) (continued)

JANUARY 1, 2010, DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		January 1, 2010	December 31, 2010	September 30, 2011
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS'EQUITY
CURRENT LIABILITIES
Trade payables	2c,15,44
Related parties		1,759,468	1,153,874	674,346	76,717
Third parties		8,038,586	6,356,921	7,017,168	798,313
Other payables		3,162	20,953	58,850	6,694
Taxes payables	2r,38	1,749,789	735,690	1,241,626	141,254
Dividend payables	2u,40	405,175	255,545	522,236	59,413
Accrued expenses	2c,16,44	4,118,994	3,409,260	4,737,615	538,978
Unearned income	2p,17	2,946,532	2,681,483	2,670,600	303,823
Advances from customers and suppliers		111,356	499,705	307,194	34,948
Short-term bank loans	2c,18,44	43,850	55,831	127,143	14,464
Current maturities of long-term liabilities	2c,2l,2p,19,44	7,716,213	5,303,636	4,271,788	485,983
Total Current Liabilities		26,893,125	20,472,898	21,628,566	2,460,587
NON-CURRENT LIABILITIES
Deferred tax liabilities – net	2r,38	3,220,510	4,073,814	3,804,569	432,829
Unearned income	2p	393,078	312,029	261,372	29,735
Accrued long service awards	2c,2q,42,44	212,518	242,149	238,574	27,142
Accrued post-retirement health care benefits	2c,2q,43,44	1,801,776	1,050,030	947,026	107,739
Accrued pension and other post- retirement benefits costs	2c,2q,41,44	808,317	536,990	692,671	78,802
Long-term liabilities - net of current maturities Obligations under finance leases	2l,2p,11,19	541,575	408,867	330,799	37,634
Two-step loans - related party	2c,19,20,44	3,094,110	2,741,303	2,435,075	277,028
Bonds and notes	2c,19,21,44	68,777	3,249,379	3,373,969	383,842
Bank loans	2c,19,22,44	11,086,688	10,256,205	7,521,675	855,708
Deferred consideration for business combinations	23	108,079	-	-	-
Total Non-current Liabilities		21,335,428	22,870,766	19,605,730	2,230,459
TOTAL LIABILITIES		48,228,553	43,343,664	41,234,296	4,691,046

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS) (continued)

JANUARY 1, 2010, DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED)

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

		January 1, 2010	December 31, 2010	September 30, 2011
	Notes	Rp.	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Capital stock - Rp.250 par value per Series A Dwiwarna share and Series B share Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	1c,25	5,040,000	5,040,000	5,040,000	573,379
Additional paid-in capital	2t,26	1,073,333	1,073,333	1,073,333	122,108
Treasury stock - 490,574,500 shares on 1/1/2010; 490,574,500 shares on 31/12/2010 and 631,883,000 shares on 30/9/2011	2t,27	(4,264,073)	(4,264,073)	(5,293,049)	(602,167)
Difference in value arising from restructuring transactions and other transactions between entities under common control	2d,28	478,000	478,000	478,000	54,380
Difference due to change of equity in associated companies	2f	385,595	385,595	385,595	43,867
Unrealized holding gain from available-for-sale securities	2f,2s	18,136	49,695	44,804	5,097
Translation adjustment	2f	230,995	233,378	233,870	26,606
Difference due to acquisition of non-controlling interest in subsidiaries	1d,2d	(439,444)	(484,629)	(484,629)	(55,134)
Retained earnings
Appropriated		15,336,746	15,336,746	15,336,746	1,744,795
Unappropriated	2p	20,701,735	26,570,697	29,136,667	3,314,752
Total Stockholders' Equity Attributable To Owners Of The Parent		38,561,023	44,418,742	45,951,337	5,227,683
Non-controling Interest	24	10,933,347	11,996,041	12,287,601	1,397,907
TOTAL STOCKHOLDERS' EQUITY		49,494,370	56,414,783	58,238,938	6,625,590
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		97,722,923	99,758,447	99,473,234	11,316,636

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011(UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2010*	2011
	Notes	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone	2p,29	9,747,300	8,747,905	995,211
Fixed lines		21,683,783	20,942,742	2,382,565
Cellular		2,774,793	2,625,299	298,669
Interconnection	2c,2p,30,44
Data, internet and information technology services	2p,31	15,035,439	17,901,062	2,036,526
Network	2c,2p,32,44	903,485	954,372	108,575
Other telecommunications services	2p, 33	1,164,097	1,879,511	213,824
Total Operating Revenues		51,308,897	53,050,891	6,035,370
OPERATING EXPENSES
Depreciation and amortization	2k,2l,2p,11,12,13	11,042,997	10,782,203	1,226,644
Personnel	2c,2p,2q,16,34,41,42, 43,44	5,427,255	6,469,798	736,041
Operations, maintenance and telecommunication services	2c,2p,35,44	12,042,417	12,784,356	1,454,420
General and administrative	2g,2h,2p,6,7,36	1,726,590	1,792,888	203,969
Interconnection	2c,2p,37,44	2,277,133	2,530,606	287,896
Marketing	2p	1,598,371	2,369,700	269,590
Total Operating Expenses		34,114,763	36,729,551	4,178,560
OPERATING INCOME		17,194,134	16,321,340	1,856,810
OTHER (EXPENSES) INCOME
Interest income	2c,44	289,266	385,640	43,873
Equity in net income (loss) of associated companies	2f,10	(6,195)	(1,916)	(218)
Interest expense	2c,2p,44	(1,429,873)	(1,209,201)	(137,566)
Loss (gain) on foreign exchange - net	2o	131,024	(40,341)	(4,589)
Others – net	2p	336,460	288,217	32,789
Other expenses – net		(679,318)	(577,601)	(65,711)
INCOME BEFORE TAX		16,514,816	15,743,739	1,791,099
TAX (EXPENSE) BENEFIT	2p,2r,38
Current		(3,534,697)	(4,293,507)	(488,454)
Deferred		(796,510)	255,707	29,091
		(4,331,207)	(4,037,800)	(459,363)
INCOME FOR THE PERIOD		12,183,609	11,705,939	1,331,736
* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011(UNAUDITED)

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2010*	2011
	Notes	Rp.	Rp.	US$ (Note 3)
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	1d,2b,2f,10	(1,994)	492	56
Change in fair value of available-for-sale financial assets - net of tax	2f,2s	32,620	(4,891)	(556)
Total Other Comprehensive (Expense) Income		30,626	(4,399)	(500)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		12,214,235	11,701,540	1,331,236
Income for the period attributable to:
Owners of the parent		8,960,340	8,385,162	953,945
Non-controlling interest	24	3,223,269	3,320,777	377,791
		12,183,609	11,705,939	1,331,736
Total comprehensive income attributable to:
Owners of the parent		8,990,966	8,380,763	953,445
Non-controlling interest	24	3,223,269	3,320,777	377,791
		12,214,235	11,701,540	1,331,236
BASIC EARNINGS PER SHARE	2v,39
Income per share		455.55	427.03	0.05
Income per ADS (40 Series B shares per ADS)		18,222.00	17,081.20	2.00
* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

 (Figures in tables are presented in millions of Rupiah)

					Difference in value arising from restructuring transactions and other transactions between	Difference due to change of	Unrealized holding gain		Difference due to acquisition of non-
			Additional		entities under	equity in	on available-		controlling				Non-
			paid-in	Treasury	common	associated	for-sale	Translation	interest in	Retained earnings			controlling	Stockholders'
Descriptions	Notes	Capital stock	capital	stock	control	companies	securities	adjustment	subsidiaries	Appropriated	Unappropriated*	Total	interest	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2010 -as previously restated		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	21,130,459	38,989,747	10,933,347	49,923,094
Adjustment in relation to implementation of PPSAK 1 “Withdrawal of PSAK 35
(Accounting for Telecommunication Services)”	2p	-	-	-	-	-	-	-	-	-	(337,487)	(337,487)	-	(337,487)
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006)		-	-	-	-	-	-	-	-	-	(91,237)	(91,237)	-	(91,237)
Balance, January 1, 2010 - after adjustment		5,040,000	1,073,333	(4,264,073)	478,000	385,595	18,136	230,995	(439,444)	15,336,746	20,701,735	38,561,023	10,933,347	49,494,370
20% acquisition of Sigma	1d,2b	-	-	-	-	-	-	-	(70,467)	-	-	(70,467)	(50,392)	(120,859)
Acquisition of Ad Medika	1d,2b,4	-	-	-	-	-	-	-	-	-	-	-	4,145	4,145
Cash dividends	2u,40	-	-	-	-	-	-	-	-	-	(5,141,880)	(5,141,880)	(3,224,495)	(8,366,375)
Net comprehensive income (loss)for the period	2f,2s,10	-	-	-	-	-	32,620	(1,994)	-	-	8,960,340	8,990,966	3,223,269	12,214,235
Balance, September 30, 2010 - as restated		5,040,000	1,073,333	(4,264,073)	478,000	385,595	50,756	229,001	(509,911)	15,336,746	24,520,195	42,339,642	10,885,874	53,225,516
* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

 (Figures in tables are presented in millions of Rupiah)

					Difference in value arising from restructuring transactions and other transactions between	Difference due to change of	Unrealized holding gain (loss)		Difference due to acquisition of non-
			Additional		entities under	equity in	on available-		controlling				Non-
		Capital	paid-in	Treasury	common	associated	for-sale	Translation	interest in	Retained earnings			controlling	Stockholders’
Descriptions	Notes	stock	capital	stock	control	companies	securities	adjustment	subsidiaries	Appropriated	Unappropriated	Total	interest	equity
		Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.	Rp.
Balance, January 1, 2011		5,040,000	1,073,333	(4,264,073)	478,000	385,595	49,695	233,378	(484,629)	15,336,746	26,570,697	44,418,742	11,996,041	56,414,783
Cash dividends	2u,40	-	-	-	-	-	-	-	-	-	(5,819,192)	(5,819,192)	(3,029,217)	(8,848,409)
Treasury stock acquired- at cost	2u,27	-	-	(1,028,976)	-	-	-	-	-	-	-	(1,028,976)	-	(1,028,976)
Net comprehensive income (loss) for the period	1d, 2b,2f,
	2s,10	-	-	-	-	-	(4,891)	492	-	-	8,385,162	8,380,763	3,320,777	11,701,540
Balance, September 30, 2011		5,040,000	1,073,333	(5,293,049)	478,000	385,595	44,804	233,870	(484,629)	15,336,746	29,136,667	45,951,337	12,287,601	58,238,938

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2010*	2011
	Rp.	Rp.	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	9,077,602	7,948,837	904,304
Cellular	21,470,259	20,720,632	2,357,296
Interconnection	2,775,877	2,558,012	291,014
Data, internet and information technology services	14,338,474	17,770,990	2,021,728
Other services	1,980,602	2,307,936	262,564
Total cash receipts from operating revenues	49,642,814	51,306,407	5,836,906
Cash payments for operating expenses	(17,632,020)	(17,156,904)	(1,951,866)
Cash payments to employees	(7,178,349)	(6,183,289)	(703,446)
Cash paid (refund) from (to) customers	248,487	(190,896)	(21,717)
Cash generated from operations	25,080,932	27,775,318	3,159,877
Interest received	291,765	389,855	44,352
Interest paid	(1,349,692)	(1,196,637)	(136,136)
Income tax paid	(3,533,834)	(3,856,500)	(438,737)
Payment of claim for tax refund	-	(232,000)	(26,394)
Net cash provided by operating activities	20,489,171	22,880,036	2,602,962
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	24,473	21,752	2,475
Purchases of temporary investments and placements in time deposits	(5,671)	(17,000)	(1,934)
Proceeds from sale of property, plant and equipment	8,768	25,920	2,949
Acquisition of property, plant and equipment	(10,897,723)	(7,842,335)	(892,188)
Increase in advances for purchases of property, plant and equipment	(524,422)	(569,905)	(64,836)
Decrease (increase) in advances, other assets and escrow accounts	224,330	(165,317)	(18,807)
Business combinations, net of cash acquired	(116,503)	-	-
Acquisition of intangible assets	(612,051)	(356,679)	(40,578)
Cash dividends received	2,800	-
Acquisition of long-term investments	(115,358)	-	-
Acquisition of minority interest of subsidiary	(95,422)	-	-
Net cash used in investing activities	(12,106,779)	(8,903,564)	(1,012,919)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(5,141,880)	(6,084,415)	(692,197)
Cash dividends paid to non-controlling stockholders of subsidiaries	(2,188,700)	(2,497,304)	(284,108)
Proceeds from short-term borrowings	254,152	168,510	19,171
Repayments of short-term borrowings	(96,531)	(97,236)	(11,062)
Proceeds from medium-term Notes	35,000	-	-
Repayment of medium-term Notes	(3,400)	(12,050)	(1,371)
Proceeds from long-term borrowings	6,901,356	941,655	107,128
Repayment of long-term borrowings	(6,430,082)	(5,237,084)	(595,800)
Proceeds from promissory notes	-	385,980	43,911
Repayment of promissory notes	-	(84,939)	(9,663)
Payment for purchases of treasury stock	-	(1,028,976)	(117,062)
Repayment of obligations under finance leases	(166,194)	(145,858)	(16,594)
Net cash used in financing activities	(6,836,279)	(13,691,717)	(1,557,647)
* as restated, refer to Note 2p

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

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P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011

 (Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2010	2011
	Rp.	Rp.	US$ (Note 3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,546,113	284,755	32,396
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(410,284)	(39,683)	(4,515)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,805,460	9,119,849	1,037,525
CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,941,289	9,364,921	1,065,406
SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Acquisition of property, plant and equipment through incurrence of payables	5,802,018	5,550,795	631,490
Acquisition of property, plant and equipment through finance leases	15,517	38,561	4,387

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL

a.     Establishment and general information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991.

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H.. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the latest amendments were to comply with Badan Pengawas Pasar Modal dan Lembaga Keuangan Indonesia (“BAPEPAM-LK”) Regulation No. IX.J.1 of Main Provisions of the Articles of Association of Company that Make an Equity Public Offering and Public Company and BAPEPAM-LK Regulation No. IX.E.2 of Material Transaction and Changes of the Core Business Activities, and to add the Company’s purposes and objectives, based on notarial deed No. 37 dated June 24, 2010 of A. Partomuan Pohan, S.H., LLM.. The changes were accepted and approved by the Minister of Justice and Human Rights of the Republic of Indonesia (“MoJHR”) as in his Letter No. AHU-AH.01.10-18476 dated July 22, 2010 and Letter No. AHU-35876.AH.01.02/2010 dated July 19, 2010.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and services, informatics and optimization of the Company’s resources in accordance with prevailing regulations. To achieve this objective, the Company is involved in the following activities:

a.       Main business:

i.         Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.        Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

b.       Supporting business:

i.         Providing payment transactions and money transferring services through telecommunications and information networks.

ii.        Performing activities and other undertakings in connection with optimization of the Company's resources, among others the utilization of the Company's property, plant and equipment and  moving assets, information systems, education and training, and repairs and maintenance facilities.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

a.     Establishment and general information (continued)

In 1999, the Government of the Republic of Indonesia (the “Government”) passed Telecommunications Law No. 36, which took effect in September 2000. This Law states that telecommunication activities cover:

(1)        Telecommunications networks,

(2)        Telecommunications services, and

(3)        Special telecommunications.

National state-owned companies (“Badan Usaha Milik Negara” or “BUMN”), regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, Government Agencies and legal entities other than telecommunications networks and service providers. The Telecommunications Law prohibits activities that result in monopolistic practices and unfair competition, and was expected to pave the way for market liberalization. In connection with this law, Government Regulation No. 52/2000 was issued, which provided that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

On press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 of the Directorate General of Post and Telecommunications (“DGPT”), as corrected by No. 1718/UM/VIII/2000 dated August 2, 2000, the period for exclusive rights granted to the Company to provide local and domestic long-distance (“Sambungan Langsung Jarak Jauh” or “SLJJ”) fixed-line telecommunications services were shortened from the expiration period of December 2010 to August 2002 and from December 2005 to August 2003. In return, the Government was required to pay compensation to the Company (Notes 12 and 28). Further, on press release of the Coordinating Minister of Economics of the Republic of Indonesia dated July 31, 2002, the Government terminated the Company’s exclusive right as a network provider for local and SLJJ services effective August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and SLJJ telecommunications services.

The Company is granted several telecommunications licenses which are valid for an unlimited period of time as long as the Company complies with prevailing laws and telecommunications regulations and fulfills the obligations stated in those permits. For every license, an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of services to the Indonesian DGPT annually. The reports comprise information such as network development progress, service quality standard achievement, total customer, license payment and universal service contribution, while for internet telephone services for public purpose (“ITKP”) there are additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.             GENERAL (continued)

a.     Establishment and general information (continued)

Details of these licenses are as follows:

Grant date/latest
License	License No.	Type of services	renewal date
License to operate local fixed line and basic telephone services network	381/KEP/ M.KOMINFO/ 10/2010	Local fixed line and basic telephone services network	October 28, 2010
License to operate fixed domestic long distance and basic telephone services network	382/KEP/ M.KOMINFO/ 10/2010	Fixed domestic long distance and basic telephone services network	October 28, 2010
License to operate fixed international and basic telephone services network	383/KEP/ M.KOMINFO/ 10/2010	Fixed international and basic telephone services network	October 28, 2010
License to operate fixed closed Network	398/KEP/ M.KOMINFO/ 11/2010	Fixed closed network	November 12, 2010
License to operate internet telephone services for public purpose	384/KEP/DJPT/ M.KOMINFO/ 11/2010	ITKP	November 29, 2010
License to operate internet service Provider	83/KEP/DJPPI/ KOMINFO/ 4/2011	Internet service provider	April 7, 2011
License to operate data communication system services	169/KEP/DJPPI/ KOMINFO/ 6/2011	Data communication sytem service	June 6, 2011
License to operate packet switched based local fixed line network	331/KEP/ M.KOMINFO/ 07/2011	Packet switched based local fixed line network	July 27, 2011

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.             GENERAL (continued)

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees

1.     Board of Commissioners and Directors

Based on resolutions made at (i) the Annual General Meeting (“AGM”) of Stockholders of the Company dated June 12, 2009 as covered by notarial deed No. 22 of Dr. A. Partomuan Pohan, S.H., LLM.; (ii) the Extraordinary General Meeting (“EGM”) of Stockholders of the Company dated June 11, 2010 as covered by notarial deed no. 18 of the same notary, and (iii) the EGM of Stockholders of the Company dated December 17, 2010 as covered by notarial deed no. 33 of the same notary, the composition of the Company’s Board of Commissioners and Directors as of December 31, 2010 and September 30, 2011, respectively, were as follows:

	December 31, 2010	September 30, 2011
President Commissioner	Tanri Abeng	Jusman Syafii Djamal
Commissioner	Bobby A.A Nazief	Bobby A.A Nazief
Commissioner	Mahmuddin Yasin	Mahmuddin Yasin
Independent Commissioner	Arif Arryman	Rudiantara
Independent Commissioner	Petrus Sartono	Johnny Swandi Sjam
President Director	Rinaldi Firmansyah	Rinaldi Firmansyah
Vice President Director/Chief Operating Officer (“COO”)	* (see Note below)	* (see Note below)
Director of Finance	Sudiro Asno	Sudiro Asno
Director of Network and Solution	Ermady Dahlan	Ermady Dahlan
Director of Enterprise and Wholesale	Arief Yahya	Arief Yahya
Director of Consumer	I Nyoman Gede Wiryanata	I Nyoman Gede Wiryanata
Director of Compliance and Risk Management	Prasetio	Prasetio
Chief Information Technology Officer	Indra Utoyo	Indra Utoyo
Director of Human Capital and General Affairs (“HCGA”)	Faisal Syam	Faisal Syam

*  COO is held by Director of Network and Solution in 2010 and 2011

Based on the EGM of Stockholders of the Company dated December 17, 2010, the Company’s stockholders agreed, among others to:

1.       reappoint Rinaldi Firmansyah as President Director and Arief Yahya as Director of Enterprise and Wholesale with the terms of service effective from the closing of the EGM of Stockholders of the Company and to be ended on the date of the AGM of Stockholders of the Company in 2015;

2.       appoint Jusman Syafii Djamal as President Commissioner, Rudiantara as Independent Commissioner, and Johnny Swandi Sjam as Independent Commissioner with the terms of service effective from January 1, 2011 and to be ended on the date of the AGM of Stockholders of the Company in 2015.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.             GENERAL (continued)

b.     Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and employees (continued)

2.     Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and Corporate Secretary as of December 31, 2010 and September 30, 2011, respectively, were as follows:

	December 31, 2010	September 30, 2011
Chair	Petrus Sartono	Rudiantara
Secretary	Salam	Salam
Member	Bobby A.A Nazief	Bobby A.A Nazief
Member	Agus Yulianto	Agus Yulianto
Member	Sahat Pardede	Sahat Pardede
Member	-	Johnny Swandi Sjam
Corporate Secretary	Agus Murdiyatno	Agus Murdiyatno

3.     Employees

As of December 31, 2010 and  September 30, 2011, the Company and its subsidiaries had 26,847 (audited) and 26,852 employees (unaudited), respectively.

c.     Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were 100%-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to public through IPO and listed on the Indonesia Stock Exchange (“IDX”) (previously the Jakarta Stock Exchange and the Surabaya Stock Exchange) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There are 35,000,000 ADS and each ADS represents 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, had distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 of the Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which were distributed to the Company’s stockholders in August 1999. On August 16, 2007, the Law No. 1/1995 of the Limited Liability Companies was amended by the issuing of Law No. 40/2007 of the Limited Liability Companies which became effective at the same date. The Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.             GENERAL (continued)

c.     Public offering of securities of the Company (continued)

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold a further 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company dated July 30, 2004, as covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B. For Series A Dwiwarna share with par value of Rp.500, it was split into 1 Series A Dwiwarna share with par value of Rp.250 per share and 1 Series B share with par value of Rp.250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM of Stockholders of the Company on December 21, 2005, AGM of Stockholders of the Company on June 29, 2007, the AGM of Stockholders of the Company on June 20, 2008, and AGM of Stockholders of the Company on May 19, 2011, the Company’s stockholders approved the phase I, II, III and IV plan, respectively, to repurchase the Company’s issued Series B shares (Note 27).

As of September 30, 2011, all of the Company’s Series B shares were listed on the IDX and 73,729,971 ADS shares were listed on the NYSE and LSE (Note 25).

As of September 30, 2011, the Company’s outstanding bonds which was second IDR bond and issued on June 25, 2010 with a nominal amount of Rp.1,005,000 million for a five-year period and Rp.1,995,000 million for a ten-year period for Series A and Series B, respectively, were listed on the IDX (Note 21a).

d.     Subsidiaries

As of December 31, 2010 and September 30, 2011, the Company has consolidated the following direct or indirectly owned subsidiaries which it controls as a result of majority ownership (Notes 2b and 2d):

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.             GENERAL (continued)

d.     Subsidiaries (continued)

(i)    Direct subsidiaries:

Subsidiary/place of	Nature of business/ date of incorporation or	Date of commercial	Percentage of effective ownership interest		Total assets before elimination
incorporation	acquisition by the company	operation	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011
PT Telekomunikasi Selular(“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology/May 26, 1995	1995	65	65	57,343,376	57,881,326
PT Multimedia Nusantara(“Metra”), Jakarta, Indonesia	Multimedia and line telecommunication services/May 9, 2003	1998	100	100	1,872,689	1,896,485
PT Telekomunikasi Indonesia International(“TII”), Jakarta,Indonesia	Telecommunication/July 31, 2003	1995	100	100	1,757,023	2,189,009
PT Pramindo Ikat Nusantara(“Pramindo”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	1,199,394	1,576,565
PT Infomedia Nusantara (“Infomedia”),Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/September 22,1999	1984	100 (including through 49% ownership by Metra)	100 (including through 49% ownership by Metra)	648,695	722,857
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication May 17, 2001	1995	100	100	433,835	1,405,089
PT Indonusa Telemedia (“Indonusa”),Jakarta, Indonesia	Pay television and content services May 7, 1997	1997	100 (including through 0.8% ownership by Metra)	100 (including through 0.54% ownership by Metra)	343,192	533,647
PT Graha Sarana Duta (“GSD”), Jakarta Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	99.99	99.99	263,057	363,662
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication provides Network Access Point (NAP),Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operation on January 13, 2006	60	60	4,910	4,910

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P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(ii)           Indirect subsidiaries:

Subsidiary/place of	Nature of business/	Date of commercial	Percentage of effective ownership interest		Total assets before elimination
Incorporation	date of incorporation or acquisition by the Company	operation	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011
PT Sigma Cipta Caraka(“Sigma”), Tangerang, Indonesia	Information technology service – system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987	1988	100 (through 100% ownership by Metra)	100 (through 100% ownership by Metra)	503,476	571,073
PT Telekomunikasi Indonesia International Pte. Ltd., Singapore	Telecommunication/ December 6, 2007	2008	100 (through100% ownership By TII)	100 (through 100% ownership By TII)	256,294	357,120
PT Balebat Dedikasi Prima (“Balebat”), Bogor, Indonesia	Printing/October 1, 2003	2000	65(through 65% ownership by Infomedia)	65 (through 65% ownership by Infomedia)	86,068	101,429
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Banking data and communication/October 31, 2005	2006	60 (through 60% ownership by Metra)	60 (through 60% ownership by Metra)	71,922	76,890
PT Administrasi Medika(“Ad Medika”), Jakarta, Indonesia	Heatlh insurance administration services/ February 25, 2010	2010	75 (through75% ownership by Metra)	75 (through75% ownership By Metra)	59,970	75,820
PT Metra-Net (“Metra-Net”) Jakarta, Indonesia	Multimedia portal service/April 17, 2009	2009	100 (through100% ownership by Metra)	100 (through100% ownership By Metra)	42,031	45,315
Telkomsel Finance B.V., (“TFBV”), Amsterdam, The Netherlands	Finance – established in 2005 for the purpose of borrowing, lending and raising fundsincluding issuance of bonds, promissory notes or debts/February 7, 2005	2005	65 (through 100% ownership by Telkomsel)	65 (through 100% ownership By Telkomsel)	7,687	7,548
Telekomunikasi Indonesia International Ltd., Hongkong	Telecommunication/ December 8, 2010	2010	100 (through100% ownership by TII)	100 (through100% ownership By TII)	2,640	40,613
Aria West InternationalFinance B.V. (“AWI BV”), The Netherlands	Established to engagedin rendering services in the field of trade and finance services/June 3, 1996	1996; ceased operation on July 31, 2003	100 (through 100% ownership by TII)	100 (through 100% ownership By TII)	311	311
Telekomunikasi Selular Finance Limited	Finance – established to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities/April 22, 2002	2002	65 (through100% Telkomsel)	65 (through100% Telkomsel)	65	19

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

  Subsidiaries (continued)

(a)     Telkomsel

        On October 11, 2006, Telkomsel’s operating licenses were updated by the MoCI based on Decision Letter No. 101/KEP/M.KOMINFO/10/2006, granting Telkomsel the rights to provide: (i) Mobile telecommunication services with radio frequency bandwidth in 900 Megahertz (“MHz”) and 1800 MHz bands; (ii) Mobile telecommunication services IMT-2000 with radio frequency bandwidth in the 2.1 GHz bands (3G); and (iii) Basic telecommunication services.

        This license stipulates the rights and obligations of Telkomsel, including any relevant sanctions. The license has a perpetual term, which is subject to evaluation on an annual basis.

        Based on Decision Letter No. 226/DIRJEN/2009 dated September 24, 2009, Telkomsel obtained the operating license for providing VoIP services in certain areas. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

        Based on Bank Indonesia’s (“BI”) letter No. 10/632/DASP dated August 12, 2008, Telkomsel registered as a Money Remitter with register No. 10/12/DASP/10 dated August 12, 2008 to provide remittance service.

Based on Decision Letter No. 268/KEP/M.KOMINFO/9/2009 of the Minister of Communication and Information Technology dated September 1, 2009, the Government granted Telkomsel an additional IMT-2000 license in the 2.1 GHz frequency bandwidth for a 10-year period from the date of the decision letter (Notes 13iii and 48c.i).

Based on Decision Letters No. 39/KEP/M.KOMINFO/01/2010 and No. 41/KEP/M.KOMINFO/01/2010 of the Ministry dated January 25, 2010 and January 28, 2010, respectively, the Government granted Telkomsel operating licenses to provide local fixed-line under the USO program. The licenses are valid until the expiration of the agreements, extendable subject to evaluation (Note 47h).

Based on Decision Letter No. 213/DIRJEN/2010 dated June 17, 2010, which replaced Decision Letter No. 38/DIRJEN/2004, the Ministry of Communication and Information Technology through DGPT granted Telkomsel an operating license for providing internet services. The license has a perpetual term, which is subject to evaluation on an annual basis or every five years.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(b)     Metra

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders to purchase 75% of Ad Medika’s outstanding shares (Note 4). Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction amounting to Rp.130,077 million.

On February 2, 2010, based on notarial deed No. 1 of Myra Yuwono, S.H., dated February 2, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,084,179 million to Rp.1,101,179 million by issuing 1,700,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On March 4, 2010, based on notarial deed No. 5 of Myra Yuwono, S.H., dated March 4, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,101,179 million to Rp.1,233,179 million by issuing 13,200,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for Ad Medika’s acquisition purpose (Note 4).

On June 22, 2010, based on notarial deed No. 20 of Myra Yuwono, S.H., dated June 22, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,233,179 million to Rp.1,284,179 million by issuing 5,100,000 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for purpose of forming a joint venture with SK Telecom (Note 10ii).

On August 30, 2010, based on notarial deed No. 59 of Myra Yuwono, S.H., dated August 30, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,284,179 million to Rp.1,327,179 million by issuing 4,300,000 additional new shares  with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for additional paid in capital purpose on the Metra-Net.

On August 31, 2010, based on notarial deed No. 60 of Myra Yuwono, S.H., dated August 31, 2010, Metra’s stockholders agreed to increase its issued and fully paid capital from Rp.1,327,179 million to Rp.1,422,901 million by issuing 9,572,206 additional new shares with a nominal value of Rp.10,000 per share to be issued and fully paid by the Company for the purpose of exercising the 20% put option of Sigma’s shares owned by PT Sigma Citra Harmoni (“SCH”).

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

1.     GENERAL (continued)

d.     Subsidiaries (continued)

(c)   TII

Based on the Circular Meeting of Stockholders of TII on January 11, 2010, TII’s stockholder agreed TII’s participation in South East Asia-Japan Cable System (SJC) Sea Cable Consortium and Extended Capacity to United States of America to be a total investment of US$45.2 million. As at September 30, 2011, TII has paid US$6.2 million (equivalent to Rp.56,249 million) to the Consortium and issued standby budget letter of credit amounting to US$7.3 million (equivalent to Rp.63,685 million) (Note 12).

Based on the Circular Meeting of Stockholders of TII on November 10, 2010 as covered by notarial deed No. 28 of Siti Safarijah dated November 30, 2010, TII’s stockholder agreed the conversion of debt of Rp.164,708 million (debt to equity swap) into shares issued and fully paid capital to become Rp.1,066,205 million.

(d)   Indonusa

On December 10, 2010, based on notarial deed No. 6 of Dr. A. Partomuan, S.H., dated January 6, 2011, Indonusa’s stockholders agreed to increase its issued and fully paid capital from 481,426,353 shares to 753,426,353 shares by issuing 272,000,000 additional new shares with a nominal value of Rp.500 per share and fully paid by the Company.

On March 8, 2011, based on the Circular Meeting of Stockholders of Indonusa as covered by notarial deed No. 18 of Dr. A. Partomuan Pohan, S.H., LLM., dated March 14, 2011, Indonusa’s stockholder agreed the conversion of debt of Rp.174,824 million (debt to equity swap) into shares issued and fully paid capital to become Rp.551,537 million.

e.     Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2011.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with generally accepted accounting principles in Indonesia (“Indonesian GAAP”) and Regulation of the Capital Market Supervisory Board and Financial Institution (“Badan Pengawas Pasar Modal dan Lembaga Keuangan” or Bapepam-LK) No. VIII.G.7 regarding “Financial Statement Presentation Guidelines”, KEP-554/BL/2010 regarding the Amendment of the Regulation of the Capital Market Supervisory Board and Financial Institution No. KEP-06/PM//2000 regarding the Amendment of the Regulation No. VIII.G.7 regarding “Financial Statement Presentation Guidelines”, Circular Letter No. SE-02/PM/2002 regarding “Financial Statements Presentation Guidelines for Issuers or Public Companies in Telecommunication Industry” and Circular Letter No. SE-03/BL/2011 regarding “Financial Statement Presentation and Disclosure Guidelines for Issuers and Public Company”.

a.       Basis of preparation of financial statements

Since January 1, 2011, the Company and its subsidiaries have adopted Indonesian Statement of Financial Accounting Standards (Pernyataan Standar Akuntansi Keuangan or “PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”, PSAK 2 (Revised 2009), “Statements of Cash Flows”, and PSAK 3 (Revised 2010), “Interim Financial Statements”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

New accounting standards

The following amendments to standards are mandatory for the first time for the financial year beginning January 1, 2011.

i.    PSAK No. 1 : Presentation of Financial Statements

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The Company and its subsidiaries have elected to present one statement. The consolidated financial statements have been prepared under the revised disclosure requirements.

ii.   PSAK No. 3  : Interim Financial Reporting

The standard requires the interim financial report to contain a statement of comprehensive income for the interim period reported and the year-to-date presented as either in one statement or two statements. Statement of comprehensive income comparatives should be given for the comparative interim period, but comparatives for the last full financial year are not required. The consolidated interim financial statements have been prepared under the revised disclosure requirements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.       Basis of preparation of financial statements (continued)

iii.   PSAK No. 5 : Operating Segments

The standard requires the entities to disclose information that enable users of the financial statements to evaluate the nature and financial effects of the business activities. The standard also enhances the definition of operating segment and the procedures used to identify and report operating segment. It requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes. This has not resulted in additional reportable segment presented. Operating segment information of the Company and its subsidiaries have been prepared under the revised disclosure requirements.

iv.   PSAK No. 7 : Related Party Disclosures

The standard enhances the guidance of disclosure of related party relationships, transactions and outstanding balances, including commitments. It also makes clear that a member of the key management personnel is a related party, which in turn requires the disclosures of each category of remuneration and compensation of the key management personnel.

The Company and its subsidiaries has evaluated its related party relationships and ensured the consolidated financial statements have been prepared under the revised disclosure requirements.

v.    PSAK No. 19  : Intangible Assets

The standard enhances the guidance to recognize and measure the carrying amount of intangible assets, and requires specified  disclosures about intangible assets.

The Company and its subsidiaries has evaluated the recognition and measurement of the carrying amount of its intangible assets and ensured the consolidated financial statements have been prepared under the revised disclosure requirements.

vi.   PSAK No. 22 : Business Combinations

The standard enhances the guidance to recognize and measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire, and the goodwill acquired in the business combination in financial statements.

The Company and its subsidiaries has evaluated the recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquire, and the goodwill acquired in the business combination in financial statements. The consolidated financial statements have been prepared under the revised disclosure requirements.

vii. PSAK No. 23 : Revenue

The standard enhances prescribes the accounting treatment of revenue arising  from certain types of transactions and events.

The Company and its subsidiaries has evaluated the accounting treatment of revenue arising  from certain types of transactions and events. The consolidated financial statements have been prepared under the revised disclosure requirements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.     Basis of preparation of financial statements (continued)

viii.   PSAK No. 48 : Impairment of Assets

The standard provides guidance on how to identify cash generating unit and measure impairment of assets. An impairment loss shall be recorded for a cash-generating unit when the recoverable amount of the unit is less than its carrying amount. The impairment loss shall be allocated to reduce the carrying amount of any goodwill allocated to the cash-generating unit and to other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The standard requires the entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired and impairment loss recognized in prior periods for assets other than goodwill may no longer exist.

The Company and its subsidiaries has evaluated the impairment of assets under the revised disclosure requirements (Note 2k).

ix.   ISAK 10 : Customer Loyalty Programmes

The standard provides guidance on how to record and measure grant award credits to customers. The standard requires the award credits to be separately identified and measured by reference to their fair values.

The Company and its subsidiaries has evaluated the recording and measurement of grant award credits to customers and separately identified and measured by reference to their fair values. The consolidated financial statements have been prepared under the revised disclosure requirements.

The adoption of those standards did not have a material impact on the results of the Company and its subsidiaries. In addition, the Company and its subsidiaries has disclosed information of financial statements presentation, interim financial reporting, operating segments, related party disclosures, intangible assets, business combinations, revenue, impairment of assets and customer loyalty program as required by the standards.

b.    Principles of consolidation

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied retrospectively.

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly has ownership of more than half of the voting power and has the ability to control the entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control, or the Company has the ability to control the entity, even though the ownership is less than or equal to half of the voting power. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.       Transactions with related parties

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 7  (Revised 2010), “Related Party Disclosures”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

Related party represents a person or an entity who is related to the reporting entity.

i.      A person or a close member of the person’s family is related to a reporting entity if that person:

a)  has control or joint control over the reporting entity;

b)  has significant influence over the reporting entity; or

c)   is a member of the key management personnel of the reporting entity or of a parent of the reporting entity.

ii.     An entity is related to a reporting entity if any of the following conditions applies:

a)  The entity and the reporting entity are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

b)  One entity is an associate or joint venture of the other entity (or an associateor joint venture of a member of a group of which the other entity is a member).

c)   Both entities are joint ventures of the same third party.

d)  One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

e)   The entity is a post-employment benefit plan for the benefit of employees of either the reporting entity or an entity related to the reporting entity. If the reporting entity is it self such a plan, the sponsoring employers are also related to the reporting entity.

f)   The entity is controlled or jointly controlled by a person identified in (i).

g)   A person identified in (i)(a) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

d.       Acquisitions of subsidiaries

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 22  (Revised 2010), “Business Combinations”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The cost of an acquisition is allocated to the identifiable assets and liabilities recognized using as reference, their fair values at the date of the transaction. The excess of the acquisition cost over the Company's interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill. Acquisition-related costs are recognized in the periods in which the costs are incurred and the services are received.

The Company continually assesses whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Goodwill aroused from business combination which acquisition date prior January 1, 2011 was stopped amortized since the period beginning on or after January 1, 2011.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.     Acquisitions of subsidiaries (continued)

The acquisition of entities under common control is accounted for using book value, in a manner similar to that of pooling of interests accounting (carryover basis). Any difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value arising from restructuring transactions and other transactions between entities under common control” is charged to the consolidated statement of comprehensive income when the common control relationship has ceased.

The difference between the consideration paid and the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets debited is recognized directly in equity and reported as “Difference due to acquisition of non-controlling interest in subsidiaries”.

e.     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

f.     Investments

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 12 (Revised 2009), “Interests in Joint Ventures” and PSAK 15 (Revised 2009) “Investments in Associates”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied retrospectively.

                i.      Time deposits

Time deposits with maturities of more than three months but not more than one year, are presented as temporary investments.

ii.    Investments in securities

Investments in available-for-sale securities and trading securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the consolidated statements of comprehensive income, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary and is charged to the consolidated statements comprehensive of income.

Gains or losses arising from changes in fair value of the trading secuirites are presented in the income statement within other (expenses) income in the period in which they arise.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.     Investments (continued)

iii.   Investments in associated companies

Investments in companies where the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company's proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Investment in joint ventures is accounted by using the equity method whereby the participation in a joint venture initially recorded at cost and subsequently adjusted for changes in the shares of the venturer of the joint venture’s net assets that occurred after the acquisition.

On a continuous basis, but no less frequently than at the end of each year, the Company and its subsidiaries evaluate the carrying amount of their ownership interests in associated companies for possible impairment according to PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each associated company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any) and projected discounted cash flows, whichever is lower or other valuation techniques as appropriate according to PSAK 48 (Revised 2009), “Impairment of Assets”.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the consolidated statements comprehensive of income upon the sale of an interest in the associate in proportion to percentage of the interests sold.

The functional currency of PT Pasifik Satelit Nusantara (“PSN”) and PT Citra Sari Makmur (“CSM”) is the United States Dollars (“U.S. Dollars”) and the functional currency of Scicom (MSC) Berhad (“Scicom”) is Malaysian Ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.     Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less allowance for doubtful accounts. This allowance for doubtful accounts is made based on management’s evaluation of the collectability of outstanding amounts. Accounts are written off in the period during which they are determined to be uncollectible.

h.     Inventories

Inventories consist of components and modules, which are subsequently expensed or transferred to property, plant and equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards, handsets, set top box, wireless broadband modem and prepaid voucher blanks, which are expensed upon sale. Inventories are stated at the lower of cost and net realizable value.

Cost is determined using the weighted average method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

The amount of any write-down of inventories below cost to net realizable value and all losses of inventories shall be recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, shall be recognized as a reduction in the amount of inventories expense in the period in which the reversal occurs.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

i.      Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.      Intangible assets

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 19 (Revised 2010), “Intangible Assets” and Financial Accounting Standards Interpretation (Interpretasi Standar Akuntansi Keuangan or “ISAK”) 14 “Intangible Assets - Website Costs”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

Intangible assets comprised of intangible assets from subsidiaries or business acquisitions, licenses and computer software. Intangible assets shall be recognized if it is probable that the expected future economic benefits that are attributable to each asset will flow to the Company and its subsidiaries and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized over their useful lives. The Company and its subsidiaries estimate the recoverable value of their intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.      Intangible assets (continued)

Intangible assets are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
License	10
Other intangible assets	2-10

In 2006, Telkomsel was granted the right to operate the 3G license (Note 13.iii). Telkomsel is required to pay an up-front fee and annual rights of usage (“Biaya Hak Penggunaan” or “BHP”) fees for the next ten years (Notes 44a.ii and 48c.i). The up-front fee is recorded as an intangible asset and amortized using the straight-line method over the term of the right to operate the 3G license (10 years). Amortization commenced in 2006 when the assets attributable to the provision of the related services became available for use.

Based on management interpretation of the license conditions and the written confirmation from the DGPT, the license may be returned at any time without any financial obligation to pay the remaining outstanding annual BHP fees. Accordingly, Telkomsel recognizes the annual BHP fees as an expense when incurred. Management evaluates its plan to continue to use the license on an annual basis.

k.     Property, plant and equipment - direct acquisitions

The cost of the assets include: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. The residual value and the useful life of an asset should be reviewed at least at each financial year-end.

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20-40
Leasehold improvements	3-7
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.     Property, plant and equipment - direct acquisitions (continued)

Pursuant to PSAK 16R, starting January 1, 2010, the Company has changed the estimated useful lives of office and installation buildings (included in buildings) from 20 years to 40 years, Submarine Cable Communication System/Fiber Optic Communication System (included in transmission installation and equipment) from 20 years to 25 years and antenna and towers (included in transmission installation and equipment, and satellite, earth station and equipment) from 15 years to 20 years, based on the review of the useful lives of the assets in the telecommunications industry that is similar to the Company and the usage expectation based on technical specification. The effect of the changes was accounted for prospectively and resulted in a reduction in the expense charged to the 2010 consolidated statement of comprehensive income (Note 11d.iii).

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 48 (Revised 2009), “Impairment of Assets” and ISAK 17, “Interim Financial Statements and Impairment of Assets”, which became effective for financial statement periods beginning on or after January 1, 2011, the Company and its subsidiaries have adopted the PSAK and ISAK and applied it prospectively. The Company and its subsidiaries periodically evaluate its property, plant and equipment for impairment, whenever events and circumstances indicate that the carrying amount of the assets may not be recoverable. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written-down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

Spare parts and servicing equipment are carried as inventory and recognized in profit or loss as consumed. Major spare parts and stand-by equipment that are expected to be used for more than 12 months are recorded as part of property, plant and equipment.

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 58 (Revised 2009), “Non Current Assets Held for Sale and Discontinued Operations”, which became effective for financial statement periods beginning on or after January 1, 2011, the Company and its subsidiaries have adopted the PSAK and applied it prospectively. When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the consolidated statement of comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If any computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs is charged to the consolidated statement of comprehensive  income as incurred. Significant renewals and betterments are capitalized.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.     Property, plant and equipment - direct acquisitions (continued)

Property under construction is stated at cost until construction is completed, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction has been completed and the asset is ready for its intended use.

Equipment temporarily unused is reclassified into equipment not used in operation and depreciated over their estimated useful life using straight-line method.

Assets that meet the criteria to be classified as held for sale are reclassified from fixed assets and depreciation on such assets is ceased.

l.      Property, plant and equipment under finance leases

A lease is classified as a finance lease or operating lease based on the substance not the form of the contract. Property, plant and equipment under finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to ownership.

Finance leases are recognized as assets and liabilities in the statement of financial positions as the amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Company and its subsidiaries are added to the amount recognized as an asset.

Minimum lease payments shall be apportioned between the finance charge and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents shall be charged as expenses in the periods in which they are incurred.

Leased assets are depreciated using the same method over the shorter of the lease term and their economic useful life.

        Leasing arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

m.   Assets held for sale

Assets held for sale are measured at the lower of carrying amount and fair value less cost to sell. Gain or loss on the measurement of the lower of carrying amount and fair value less cost to sell is charged to consolidated statement of comprehensive income.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.     Deferred charges for land rights

Costs incurred to process and extend land rights are deferred and amortized using the       straight-line method over the term of the land rights.

o.     Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the accounting records of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the consolidated statement of financial position date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statement of financial position date as follows:

	The Company and its subsidiaries
	December 31, 2010		September 30, 2011
	Buy	Sell	Buy	Sell
United States Dollars (“US$”) 1	9,005	9,015	8,780	8,800
Euro 1	12,011	12,025	11,888	11,919
Yen 1	110.68	110.82	114.23	114.54

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statement of comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

p.     Revenue and expense recognition

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 23 (Revised 2010), “Revenue” and ISAK 10 “Customer Loyalty Program”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

i.      Implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)”

In June 2009, the Indonesian Financial Accounting Standard Board (“Dewan Standar Akuntansi Keuangan” or “DSAK”) issued Statement of Withdrawal of Financial Accounting Standard No. 1 (PPSAK 1), effective for financial statement periods beginning on or after January 1, 2010.  PPSAK 1, among other things, revokes PSAK 35 “Accounting for Revenue from Telecommunications Services”. The Company and its subsidiaries adopted PPSAK 1 starting January 1, 2010 and applied retrospectively.The effect of such implementation include:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

i.      Implementation of PPSAK 1 “Withdrawal of PSAK 35 (Accounting for Telecommunication Services)” (continued)

•         presentation of the interconnection revenues from a “net” to a “gross” basis;

•         reclassification of outgoing calls to other operators from interconnection revenues to telephone revenues;

•         deferral of the installation and connection revenues including incremental costs and recognized as income over the expected term of the customer relationships (Notes 2p.ii and 2p.iii); and

•         recognition of Revenue-Sharing Arrangements (“RSA”) in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated statement of financial position as “Property, plant and equipment” and “RSA liabilities under capital lease”, respectively. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

As a result of the changes, the comparative figures in the consolidated financial statements have been restated as follow:

	Before restatement	Restatement	After restatement
Consolidated STATEMENT OF COMPREHENSIVE INCOME for NINE MONTHS PERIOD ended SEPTEMBER 30, 2010:
Operating Revenues	52,122,352	(813,455)	51,308,897
Operating Expenses	(34,928,218)	813,455	(34,114,763)
Other Expenses	(715,298)	35,980	(679,318)
Income Before Tax	16,478,836	35,980	16,514,816
Tax Expense	(4,322,212)	(8,995)	(4,331,207)
Income For The Period	12,156,624	26,985	12,183,609
Basic Earnings Per Share
Net income per share	454.17	1.38	455.55
Net income per ADS
(40 Series B shares per ADS)	18,166.80	55.20	18,222.00

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

ii.    Fixed line telephone revenues

Revenues from fixed line installations are deferred including incremental costs and recognized as income over the expected term of the customer relationships. Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

iii.   Cellular and fixed wireless telephone revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•         Connection fees for service connection are deferred including incremental costs and recognized as income over the expected term of the customer relationships.

•         Airtime and charges for value added services are recognized based on usage by subscribers.

•         Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from prepaid card subscribers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:

•         Sale of SIM and RUIM cards are recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•         Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) are recognized initially as unearned income and recognized proportionately as usage revenue based on duration and total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

•         Unutilized promotional credits are netted against unearned income.

Revenues under Universal Service Obligation (“USO“) arrangement are recognized when telecommunication access is ready and the services are rendered.

iv.    Interconnection revenues

The revenues from network interconnection with other domestic and international telecommunications carriers are recognized as earned in accordance with contractual agreements. Interconnection revenues consist of revenues derives from other operator’s subscriber call to the Company and its subsidiary operator’s subscribers (incoming) and calls between subscribers of other operators through the Company and its subsidiary’s network (transit).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.     Revenue and expense recognition (continued)

v.     Data, internet and information technology services revenues

Revenues from data communication and internet are recognized based on usage.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods rendered to customers or the installation take place.

Revenue from computer software development service is recognized using the percentage of completion method.

vi.    Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases which is recognized over the period in which the services are rendered.

vii.  Other telecommunications services revenues

        Revenues from other telecommunications services consist of RSA and sales of other telecommunication services or goods.

        The RSA are recorded in a manner similar to capital leases where the property, plant and equipment and obligation under RSA are reflected on the consolidated statement of financial position. All revenues generated from the RSA are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the RSA is recorded as interest expense with the balance treated as a reduction of the obligation under RSA.

Revenues from sales of other telecommunication services or goods are recognized upon completion of services and or delivery of goods to customers.

viii. Expenses

Expenses are recognized on an accruals basis.

q.     Employee benefits

i.   Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, less the fair value of plan assets and as adjusted for unrecognized actuarial gains or losses and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using government bond interest rates considering currently there is no deep market for high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.     Employee benefits (continued)

i.      Pension and post-retirement health care benefit plans (continued)

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value defined benefit obligation or 10% of fair value of plan assets, are charged or credited to the consolidated statements of comprehensive income over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.       Long Service Awards (“LSA”) and Long Service Leave (“LSL”)

Employees of subsidiary are entitled to receive certain cash awards or certain numbers of days leave benefits based on length of service requirements. LSA are either paid at the time the employees reach certain anniversary dates during employment, or at the time of termination. LSL is either a certain number of days leave benefit or cash, subject to approval by management, provided to employee who has met the requisite number of years of service and with a certain minimum age.

Actuarial gains or losses arising from experience and changes in actuarial assumptions are charged immediately to the consolidated statements of comprehensive income.

The obligation with respect to LSA and LSL is calculated by an independent actuary using the projected unit credit method.

iii.   Early retirement benefits

Early retirement benefits are accrued at the time the Company makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

iv.    Pre-retirement benefits

Employees of the Company are entitled to a benefit during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years. During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to regular salary, health care, annual leave, bonus and other benefits. Benefits provided to employees which enter pre-retirement period are calculated by an independent actuary using the projected unit credit method.

v.        Other post-retirement benefits

Employees are entitled to home leave passage benefits and final housing facility benefits to their retirement age of 56 years. Those benefits are calculated by an independent actuary using the projected unit credit method.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.     Employee benefits (continued)

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

r.     Income tax

The Company and its subsidiaries recognize deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries also recognize deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the consolidated statement of comprehensive income, except to the extent that it relates to items recognized directly in equity, such as the difference in value arising from restructuring transactions and other transactions between entities under common control and the effect of foreign currency translation adjustment for certain investments in associated companies, in which case income tax is also charged or credited directly to equity.

Current tax assets and liabilities are measured at the amount expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date.

Amendment to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

Deferred tax assets and liabilities are offset in the consolidated statement of financial positions, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

s.     Financial instruments

The Company and its subsidiaries classify financial instruments into financial assets and financial liabilities.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Financial instruments (continued)

i.      Financial assets

The Company and its subsidiaries classify their financial assets as (i) financial assets at fair value through profit and loss, (ii) loans and receivables, (iii) held-to-maturity financial assets or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financials assets were acquired. Management determines the classification of its financial assets at initial recognition.

a.       Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking. Financial assets at fair value through profit or loss consist of trading securities which are recorded as temporary investment.

b.       Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables consist of, among other things, trade receivables, other receivables, other current financial assets and other non-current financial assets.

c.          Held-to-maturity financial assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity, other than:

a)       those that the Company upon initial recognition designates as at fair value through profit or loss;

b)       those that the Company designates as available for sale; and

c)       those that meet the definition of loans and receivables.

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

No financial assets were classified as held-to-maturity financial assets as of September 30, 2010 and 2011.

d.       Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to maturity investments or financial assets at fair value through profit or loss. Available for sale financial assets consist of available for sale securities which are recorded as temporary investment.

The Company and its subsidiaries use settlement date accounting for regular purchases and sales of financial assets.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.     Financial instruments (continued)

ii.     Financial liabilties

The Company and its subsidiaries classify their financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

a.       Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short term profit taking.

No financial liabilities were categorized as held for trading as of September 30, 2010 and 2011.

b.       Financial liabilities measured at amortized cost

Financial liabilities that are not classified as at fair value through profit and loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are among other things, trade payables, other payables, accrued expenses, loans, bonds and notes.

t.      Treasury Stock

Reacquired Company’s stock is accounted for at its reacquisition cost and classified as “Treasury Stock” and presented as a deduction to stockholders’ equity. The cost of treasury stock sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

u.     Dividends

Dividend distribution to the Company’s stockholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s stockholders. For interim dividends, the Company recognized them as liability based on the Board of Director’s decision with the approval from the Board of Commissioners.

v.     Earnings per share and earnings per ADS

Basic earnings per share are computed by dividing income for the period attributable to owners of the parent by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

w.    Segment information

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 5 (Revised 2009), “Operating Segments”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w.    Segment information (continued)

The Company and its subsidiaries' segment information is presented based upon identified operating segment. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available.

x.     Use of estimates

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”, which became effective for financial statement periods beginning on or after January 1, 2011 and is applied prospectively.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, the valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates. In determining some estimates, management utilizes the work of third  party specialists as required. In using specialists to assist with models and calculations, management reviews the underlying assumptions and assesses the corresponding calculations for reasonableness in the context of the circumstances of the Company.

3.     TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

        The consolidated financial statements are stated in Indonesian Rupiah (“Rupiah”). The translations of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.8,790 to US$1 as published by Reuters on September 30, 2011. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

4.    acquisitions OF ad medika

On January 25, 2010, Metra entered into a CSPA with Ad Medika’s stockholders, Ravi Varma Kanason, Sofian Susantio, Arthur Tahya (PT Swadayanusa Kencana Raharja) dan Shia Kok Fat, each of which is a third party, to purchase 75% of Ad Medika’s outstanding shares. Subsequently, on February 25, 2010, Metra entered into SPA with Ad Medika’s stockholders for the share purchase transaction with acquisition cost amounting to Rp.130,077 million (including consultant fee) (Note 1d.b).

Ad Medika is an electronic health care network company. Ad Medika is the largest health service administration management company in Indonesia. Through the acquisition, the Company began providing services through Insure Net as an initial National e-Health program.

The acquisition of Ad Medika has been accounted for using the purchase method of accounting, where the purchase price was allocated to the fair value of the acquired assets and assumed liabilities. The allocation of the acquisition cost was as follows:

Rp.
The assets and liabilities arising from the acquisition are as follows:
Current assets	26,404
Property, plant and equipments	17,110
Intangible assets	45,591
Current liabilities	(22,057)
Long-term liabilities	(8,143)
Deferred tax liabilities	(9,919)
Non-controlling interests	(4,145)
Fair value of net assets acquired	44,841
Goodwill	85,236
Total purchase consideration	130,077
Less:
Cash and cash equivalents in subsidiary acquired	(13,574)
Cash outflow from acquisition	116,503

Metra acquired control of Ad Medika on February 25, 2010 and the valuation was performed by an independent appraisal using the statement of financial position amount as of February 28, 2010, being the nearest convenient statement of financial position date. The Company’s consolidated results of operations have included the operating results of Ad Medika since March 1, 2010. The intangible assets acquired included customer contracts and backlog, non contractual customer relationships, trademarks and tradenames, and a non compete agreement (Note 13).

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS

	December 31,	September 30,
	2010	2011
Cash on hand	4,213	24,735
Cash in banks
Related parties
Rupiah
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	198,680	380,139
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	439,348	247,768
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	6,405	77,189
PT Bank Tabungan Negara (Persero) Tbk (“BTN”)	450	11,892
PT Bank Syariah Mandiri (“BSM”)	999	3,443
	645,882	720,431
Foreign currencies
Bank Mandiri	169,132	157,167
BNI	57,005	17,967
BRI	891	988
BSM	165	49
	227,193	176,171
Sub-total	873,075	896,602
Third parties
Rupiah
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	8,369	37,806
Deutsche Bank AG (“DB”)	27,556	18,423
PT Bank Central Asia Tbk (“BCA”)	12,076	14,966
PT Bank Internasional Indonesia Tbk (“BII”)	21,245	14,421
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	12	14,163
PT Bank Ekonomi Raharja Tbk (“Bank Ekonomi”)	15,018	10,771
Citibank, N.A. (“Citibank”)	308	7,000
PT Bank Bukopin Tbk (“Bank Bukopin”)	2,529	2,402
PT Bank Permata Tbk	7,753	1,650
PT Bank Perkreditan Rakyat Karyajatnika Sadaya	1,326	1,511
PT Bank Pembangunan Daerah Jawa Timur	2,607	1,146
PT Bank ICB Bumiputera Tbk (“Bank Bumiputera”)	1,169	843
The Royal Bank of Scotland N.V. (previously ABN AMRO Bank)	99,287	52
Others (each below Rp.1 billion)	1,952	2,421
	201,207	127,575
Foreign currencies

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS (continued)

	December 31,	September 30,
	2010	2011
Cash in banks (continued)
Third parties (continued)
Foreign currencies
The Hongkong and Shanghai Banking Corporation Ltd.	38,490	86,485
Bank Ekonomi	17,035	26,808
Citibank, N.A. (“Citibank”)	8,513	8,283
DB	8,758	8,141
Bank CIMB Niaga	517	2,223
BII	174	768
Others (each below Rp.1 billion)	1,678	829
	75,165	133,537
Sub-total	276,372	261,112
Total cash in banks	1,149,447	1,157,714
Time deposits
Related parties
Rupiah
BRI	2,223,735	2,231,047
BNI	1,428,191	1,806,295
Bank Mandiri	1,556,289	846,971
BTN	330,000	406,000
BSM	-	70,878
PT Bank BRI Syariah	-	30,000
	5,538,215	5,391,191
Foreign currencies
BRI	635,899	803,886
Bank Mandiri	2,317	87,800
BNI	393,946	50,951
	1,032,162	942,637
Sub-total	6,570,377	6,333,828
Third parties
Rupiah
Standard Chartered Bank	-	300,000
PT Bank Mega Tbk (“Bank Mega”)	176,850	200,000
PT Bank Tabungan Pensiunan Nasional Tbk	116,000	185,577
Bank Bukopin	173,755	161,755
PT Bank Pembangunan Daerah Jawa Barat dan Banten (“Bank Jabar”)	495,560	143,060
PT Pan Indonesia Bank Tbk	95,000	105,000
PT Bank Muamalat Indonesia	10,000	95,000
BII	30,000	25,000
DB	300	14,900
Bank CIMB Niaga	165,117	11,617
Bank Ekonomi	-	2,000

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

5.     CASH AND CASH EQUIVALENTS (continued)

	December 31,	September 30,
	2010	2011
Time deposits (continued)
Third parties (continued)
Rupiah (continued)
Bank Bumiputera	1,000	1,000
PT Bank Mutiara Tbk	-	1,000
PT Bank UOB Buana Tbk	25,000	-
PT Bank Yudha Bhakti	10,500	-
Bank Danamon	10,000	-
PT Bank Capital Indonesia Tbk (“Bank Capital”)	6,000	-
PT Bank Syariah Mega Indonesia (“Bank Syariah Mega”)	500	-
	1,315,582	1,245,909
Foreign currencies
PT OCBC NISP Tbk	-	565,670
Bank Ekonomi	14,408	33,364
DB	-	2,823
Bank Bukopin	901	878
BCA	64,921	-
	80,230	602,735
Sub-total	1,395,812	1,848,644
Total time deposits	7,966,189	8,182,472
Grand Total	9,119,849	9,364,921

Interest rates per annum on time deposits are as follows:
	December 31, 2010	September 30, 2011
Rupiah	4.00% - 9.50%	3.75% - 9.25%
Foreign currencies	0.05% - 4.00%	0.05% - 5.60%

The related parties which the Company and its subsidiaries place their funds are state-owned banks. The Company and its subsidiaries placed a majority of their cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the state.

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.     TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.     By debtor

(i)    Related parties

	December 31, 2010	September 30, 2011
Government Agencies	759,450	1,116,170
CSM	91,366	95,543
Indosat	33,451	45,897
PT Patra Telekomunikasi Indonesia (“Patrakom”)	24,279	34,455
PSN	5,098	11,926
PT Industri Telekomunikasi Indonesia	42	6,790
PT Graha Informatika Nusantara (“Gratika”)	6,170	5,053
Koperasi Pegawai Telkom (“Kopegtel”)	3,049	4,857
PT Sistelindo Mitralintas	4,287	3,014
PT Aplikanusa Lintasarta (“Lintasarta”)	1,461	1,809
PT Batam Bintan Telekomunikasi (“BBT”)	709	1,059
Others (each below Rp.1 billion)	1,947	11,976
Total	931,309	1,338,549
Allowance for doubtful accounts	(151,266)	(98,329)
Net	780,043	1,240,220

Trade receivables from certain related parties are presented net of the Company and its subsidiaries’ liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

(ii)   Third parties

	December 31, 2010	September 30,2011
Residential and business subscribers	4,480,869	5,302,307
Overseas international carriers	376,875	384,367
Total	4,857,744	5,686,674
Allowance for doubtful accounts	(1,294,078)	(1,367,479)
Net	3,563,666	4,319,195

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.     TRADE RECEIVABLES (continued)

b.     By age

(i)    Related parties

	December 31, 2010	September 30, 2011
Up to 6 months	559,699	870,706
7 to 12 months	157,534	278,161
More than 12 months	214,076	189,682
Total	931,309	1,338,549
Allowance for doubtful accounts	(151,266)	(98,329)
Net	780,043	1,240,220

(ii)   Third parties

	December 31, 2010	September 30, 2011
Up to 3 months	3,148,973	3,830,669
More than 3 months	1,708,771	1,856,005
Total	4,857,744	5,686,674
Allowance for doubtful accounts	(1,294,078)	(1,367,479)
Net	3,563,666	4,319,195

c.     By currency

(i)    Related parties

	December 31, 2010	September 30, 2011
Rupiah	902,875	1,289,846
U.S. Dollars	28,434	48,703
Total	931,309	1,338,549
Allowance for doubtful accounts	(151,266)	(98,329)
Net	780,043	1,240,220

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

6.     TRADE RECEIVABLES (continued)

c.     By currency (continued)

(ii)   Third parties

	December 31, 2010	September 30, 2011
Rupiah	4,143,578	4,917,497
U.S. Dollars	712,758	767,342
Euro	1,408	1,835
Total	4,857,744	5,686,674
Allowance for doubtful accounts	(1,294,078)	(1,367,479)
Net	3,563,666	4,319,195

d.     Movements in the allowance for doubtful accounts

	December 31, 2010	September 30, 2011
Beginning balance	1,273,550	1,445,344
Adjustment in relation to implementation of PSAK No. 55 (Revised 2006) (Note 2s)	91,237	-
Additions (Note 36)	509,415	474,127
Bad debts write-off	(428,858)	(453,663)
Ending balance	1,445,344	1,465,808

Bad debts write-off are write-off for third party’s trade receivables.

Management believes that the allowance for doubtful accounts is adequate to cover losses on non-collection of the accounts receivable.

Certain trade receivables of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

7.     INVENTORIES

	December 31, 2010	September 30, 2011
Modules	292,924	305,261
Components	158,479	203,104
SIM cards, RUIM cards, set top box and prepaid voucher blanks	147,419	123,478
Total	598,822	631,843
Allowance for obsolescence
Modules	(76,264)	(86,103)
Components	(6,937)	(7,017)
SIM cards, RUIM cards, set top box and prepaid voucher blanks	(85)	(97)
Total	(83,286)	(93,217)
Net	515,536	538,626

Movements in the allowance for obsolescence are as follows:

	December 31, 2010	September 30, 2011
Beginning balance	72,174	83,286
Additions (Note 36)	15,345	13,639
Inventories write-off	(4,233)	(3,708)
Ending balance	83,286	93,217

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.

Management believes that the allowance is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

As of December 31, 2010 and September 30, 2011, modules and components held by the Company have been insured against fire, theft and other specific risks with the total sum insured as of December 31, 2010 and  September 30, 2011 is amounting to Rp.128,367 million and Rp.218,237 million, respectively (Note 44d.vii).

Modules and components held by a certain subsidiary have been insured against all industrial risks and loss risk during delivery with the total sum insured as of December 31, 2010 and  September 30, 2011 amounting to Rp.15,406 million and Rp.6,650 million, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of the insured inventories.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

8.     ADVANCES AND PREPAID EXPENSES

	December 31, 2010	September 30, 2011
Rental	741,200	841,985
Frequency license (Notes 48c.i and 48c.iii)	2,393,639	695,883
Salaries	141,712	487,687
Advances	66,127	165,491
Insurance	1,513	124,489
Telephone directory issuance costs	29,558	36,877
Others	67,282	145,470
Total	3,441,031	2,497,882

Refer to Note 44 for details of related party transactions.

9.     OTHER CURRENT ASSETS

Other current assets as of December 31, 2010 and September 30, 2011, consists of:

	December 31, 2010	September 30, 2011
Asets held for sale	-	1,013,188
Restricted time deposits
Metra
BNI	593	593
Bank Mandiri	235	235
BRI	347	-
TII
Bank Mandiri	-	264
Total	1,175	1,014,280

Asets held for sale represents equipment to be sold to Nokia Siemens Network Oy and PT Huawei Tech Investment with a total agreed price of US$117.6 million (Notes 11d.viii and 48a). The amount will be used as a part of settlement for purchase of equipment from those companies.

The restricted time deposits represent time deposits of the Company’s and certain subsidiaries’ pledged as collateral for bank guarantees to the respective banks.

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS

	December 31, 2010
	Percentage of	Beginning		Share of net (loss)	Translation	Ending
	ownership	balance	Addition	income	adjustment	balance
Long-term investments in associated companies:
Scicom	29.71	49,721	64,358	(4,920)	(541)	108,618
PT Melon Indonesia (“ Melon”)	51.00	-	51,000	124	-	51,124
Patrakom	40.00	36,409	-	3,659	-	40,068
CSM	25.00	44,277	-	(12,485)	1,102	32,894
PSN	22.38	-	-	-	-	-
		130,407	115,358	(13,622)	561	232,704
Other long-term investments:
Bridge Mobile Pte. Ltd. (“BMPL”)	10.00	20,360	-	-	-	20,360
PT Batam Bintan Telekomunikasi (“BBT”)	5.00	587	-	-	-	587
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	2.11	199	-	-	-	199
		21,146	-	-	-	21,146
		151,553	115,358	(13,622)	561	253,850

	September 30, 2011
	Percentage of	Beginning	Share of	Dividend	Translation	Ending
	ownership	balance	net income (loss)		adjustment	balance
Long-term investments in associated companies:
Scicom	29.71	108,618	407	(2,508)	(2,431)	104,086
PT Melon Indonesia (“Melon”)	51.00	51,124	(6,483)	-	-	44,641
Patrakom	40.00	40,068	2,362	(1,281)	-	41,149
CSM	25.00	32,894	1,798	-	6,291	40,983
PSN	22.38	-	-	-	-	-
		232,704	(1,916)	(3,789)	3,859	230,859
Other long-term investments:
BMPL	10.00	20,360	-	-	-	20,360
BBT	5.00	587	-	-	-	587
Bangtelindo	2.11	199	-	-	-	199
		21,146	-	-	-	21,146
		253,850	(1,916)	(3,789)	3,859	252,005

i.      Scicom

Scicom is engaged in providing call center services in Malaysia. On February 3, 2010, TII purchased additional 3,042,400 Scicom shares with a transaction value amounting to US$0.42 million (equivalent to Rp.3,905 million). As a result, TII’s ownership in Scicom increased to 17.01%.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

i.      Scicom (continued)

On May 6, 2010 and June 16, 2010, TII purchased additional 4,870,000 and 30,000,000 Scicom shares, respectively, with transaction values amounting to US$0.76 million (equivalent to Rp.6,897 million) and US$5.79 million (equivalent to Rp.53,556 million), respectively. As a result, TII’s ownership in Scicom increased to 29.85%.

On August 11, 2010, based on a Circular Meeting of Stockholders of Scicom, Scicom’s stockholders agreed to increase its issued and fully paid capital by 1,260,000 shares which amounted to MYR126,000 million (equivalent to Rp.356 million).  As a result of the addition of Scicom issued and fully paid capital, TII’s ownership in Scicom is diluted to 29.71%.

ii.    Melon

On August 16, 2010, Metra established a joint venture with SK Telecom called PT Melon Indonesia with 51% ownership (Note 1d.b). As Metra has no ability to control Melon therefore it is accounted for using the equity method.  Melon is engaged in providing Digital Content Exchange Hub (“DCEH”) services. The DCEH is a new type of connection to distribute digital content such as music file, games and video clip to be accessed by costumers, online music store and telephone operator cable and cellular.

iii.   Patrakom

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

iv.   CSM

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

v.     PSN

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region. The Company’s share in losses in PSN has exceeded the carrying amount of its investment since 2001, accordingly, the investment value has been reduced to Rp.nil.

vi.   BMPL

BMPL (Singapore), an associated entity of Telkomsel, is engaged in providing regional mobile services in the Asia Pacific region.

As of December 31, 2010 and  September 30, 2011, Telkomsel’s contributions which represent 10% ownership interest amounted to US$2,200,000 (equivalent to Rp.20,360 million).

vii.  BBT

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

10.  LONG-TERM INVESTMENTS (continued)

viii. Bangtelindo

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

11.  PROPERTY, PLANT AND EQUIPMENT

	January 1, 2010	Acquisitions of Ad Medika	Additions	Deductions	Reclassifications	December 31, 2010
At cost:
Direct acquisitions assets
Land	781,275	8,104	34,642	-	(8,104)	815,917
Buildings	2,978,417	6,307	75,255	(701)	144,534	3,203,812
Leasehold improvements	526,770	31	74,277	-	-	601,078
Switching equipment	28,948,306	-	121,488	(29,892)	1,085,011	30,124,913
Telegraph, telex and data communication equipment	20,716	-	-	(959)	-	19,757
Transmission installation and equipment	67,228,748	-	2,120,862	(812,180)	5,461,497	73,998,927
Satellite, earth station and equipment	6,795,379	-	41,242	-	85,505	6,922,126
Cable network	23,621,586	-	1,166,157	(248,929)	2,273	24,541,087
Power supply	7,368,721	-	176,926	(16,041)	738,714	8,268,320
Data processing equipment	7,602,865	1,185	157,904	(615,396)	749,774	7,896,332
Other telecommunications peripherals	476,705	-	16,988	-	-	493,693
Office equipment	576,098	1,045	69,578	(8,259)	5,031	643,493
Vehicles	110,216	438	3,223	(846)	-	113,031
Other equipment	103,310	-	4,000	-	885	108,195
Property under construction:
Buildings	89,926	-	126,440	-	(158,078)	58,288
Leasehold improvements	466	-	91,421	-	-	91,887
Switching equipment	48,588	-	1,035,446	-	(1,083,991)	43
Transmission installation and equipment	358,562	-	5,537,094	-	(5,606,953)	288,703
Satellite, earth station and equipment	-	-	68,559	-	(42,324)	26,235
Cable network	2,856	-	4,492	-	(828)	6,520
Power supply	52,167	-	726,252	-	(738,155)	40,264
Data processing equipment	16,008	-	777,145	-	(725,036)	68,117
Leased assets
Transmission installation and Equipment	288,766	-	2,542	-	10,801	302,109
Data processing equipment	260,782	-	42,977	-	(6,039)	297,720
Office equipment	247,897	-	12,003	(220,236)	(14,365)	25,299
Vehicles	61,220	-	-	(8,168)	-	53,052
CPE assets	21,778	-	-	-	-	21,778
RSA assets:
Land	1,267	-	-	-	-	1,267
Switching equipment	92,990	-	-	-	(8,976)	84,014
Transmission installation and equipment	43,383	-	-	-	(15,682)	27,701
Cable network	406,570	-	-	-	(9,050)	397,520
Other telecommunications peripherals	3,638	-	-	-	(50)	3,588
Total	149,135,976	17,110	12,486,913	(1,961,607)	(133,606)	159,544,786

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2010	Acquisitions of Ad Medika	Additions	Deductions	Reclassifications	December 31, 2010
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,485,234	-	97,475	(151)	(5,296)	1,577,262
Leasehold improvements	381,536	-	60,528	-	565	442,629
Switching equipment	18,425,673	-	2,524,695	(29,892)	(8,558)	20,911,918
Telegraph, telex and data communication equipment	17,391	-	742	(959)	-	17,174
Transmission installation and equipment	24,794,959	-	6,321,602	(812,916)	(114,375)	30,189,270
Satellite, earth station and equipment	3,136,685	-	475,860	-	7,500	3,620,045
Cable network	14,688,600	-	1,109,526	(248,928)	(20,022)	15,529,176
Power supply	2,932,127	-	937,712	(11,995)	(2,213)	3,855,631
Data processing equipment	5,094,420	-	1,315,718	(615,394)	23,544	5,818,288
Other telecommunications peripherals	351,875	-	14,594	-	(352)	366,117
Office equipment	465,291	-	43,169	(8,025)	8,922	509,357
Vehicles	94,693	-	5,507	(622)	37	99,615
Other equipment	87,228	-	5,361	-	724	93,313
Leased assets
Transmission installation and Equipment	227,193	-	21,177	-	2,575	250,945
Data processing equipment	116,540	-	52,835	-	1,245	170,620
Office equipment	201,039	-	29,275	(220,236)	(5,568)	4,510
Vehicles	29,133	-	16,176	(5,268)	-	40,041
CPE assets	4,545	-	2,273	-	-	6,818
RSA assets:
Land	981	-	64	-	-	1,045
Switching equipment	29,759	-	6,976	-	(7,061)	29,674
Transmission installation and equipment	26,396	-	5,582	-	(10,135)	21,843
Cable network	122,085	-	37,194	-	(5,088)	154,191
Other telecommunications Peripherals	2,696	-	250	-	(50)	2,896
Total	72,716,079	-	13,084,291	(1,954,386)	(133,606)	83,712,378
Net Book Value	76,419,897					75,832,408

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2011	Additions	Deductions	Reclassifications	September 30, 2011
At cost:
Direct acquisitions assets
Land	815,917	26,079	-	1,267	843,263
Buildings	3,203,812	20,006	(65,414)	76,610	3,235,014
Leasehold improvements	601,078	1,392	(5,429)	33,874	630,915
Switching equipment	30,124,913	102,444	(295,841)	(1,031,447)	28,900,069
Telegraph, telex and data communication equipment	19,757	-	-	(431)	19,326
Transmission installation and equipment	73,998,927	1,079,124	(101,394)	315,223	75,291,880
Satellite, earth station and equipment	6,922,126	25,315	(317)	(73,536)	6,873,588
Cable network	24,541,087	946,844	(686,684)	(1,465,627)	23,335,620
Power supply	8,268,320	120,375	(147,095)	468,876	8,710,476
Data processing equipment	7,896,332	141,325	(434,531)	(29,982)	7,573,144
Other telecommunications peripherals	493,693	3,028	(3,243)	(25,239)	468,239
Office equipment	643,493	59,667	(57,970)	13,975	659,165
Vehicles	113,031	2,385	(2,524)	(29,265)	83,627
Other equipment	108,195	3,824	(506)	94	111,607
Property under construction:
Buildings	58,288	101,123	-	(36,612)	122,799
Leasehold improvements	91,887	71,128	-	(62,268)	100,747
Switching equipment	43	1,191,712	-	(1,122,415)	69,340
Transmission installation and equipment	288,703	3,963,276	-	(3,531,692)	720,287
Satellite, earth station and Equipment	26,235	121,492	-	(125,346)	22,381
Cable network	6,520	4,771	-	(1,088)	10,203
Power supply	40,264	511,951	-	(521,796)	30,419
Data processing equipment	68,117	174,054	-	(221,559)	20,612
Leased assets
Transmission installation and Equipment	302,109	2,037	-	(8,703)	295,443
Data processing equipment	297,720	58,499	-	(20,068)	336,151
Office equipment	25,299	957	-	(363)	25,893
Vehicles	53,052	-	(4,898)	-	48,154
CPE assets	21,778	-	-	-	21,778
RSA assets:
Land	1,267	-	-	(1,267)	-
Switching equipment	84,014	-	-	(3,113)	80,901
Transmission installation and equipment	27,701	-	-	-	27,701
Cable network	397,520	-	-	(13,304)	384,216
Other telecommunications Peripherals	3,588	-	-	(1,833)	1,755
Total	159,544,786	8,732,808	(1,805,846)	(7,417,035)	159,054,713

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1, 2011	Additions	Deductions	Reclassifications	September 30, 2011
Accumulated depreciation and impairment:
Direct acquisitions assets
Buildings	1,577,262	77,608	(65,414)	34,976	1,624,432
Leasehold improvements	442,629	48,490	(5,429)	-	485,690
Switching equipment	20,911,918	2,141,562	(295,841)	(2,022,001)	20,735,638
Telegraph, telex and data communication equipment	17,174	236	-	9,440	26,850
Transmission installation and equipment	30,189,270	4,971,653	(90,859)	(2,258,886)	32,811,178
Satellite, earth station and equipment	3,620,045	362,372	(317)	(199,205)	3,782,895
Cable network	15,529,176	801,795	(686,684)	(1,475,499)	14,168,788
Power supply	3,855,631	924,716	(139,862)	(101,712)	4,538,773
Data processing equipment	5,818,288	819,248	(433,577)	(259,932)	5,944,027
Other telecommunications peripherals	366,117	10,483	(3,238)	(25,010)	348,352
Office equipment	509,357	42,494	(57,940)	7,246	501,157
Vehicles	99,615	4,146	(2,451)	(29,292)	72,018
Other equipment	93,313	4,302	(506)	(378)	96,731
Leased assets
Transmission installation and equipment	250,945	16,371	-	(3,054)	264,262
Data processing equipment	170,620	41,394	-	(9,459)	202,555
Office equipment	4,510	3,556	-	(272)	7,794
Vehicles	40,041	10,411	(4,268)	-	46,184
CPE assets	6,818	1,704	-	-	8,522
RSA assets:
Land	1,045	48	-	(1,093)	-
Switching equipment	29,674	4,708	-	(3,153)	31,229
Transmission installation and equipment	21,843	3,225	-	(219)	24,849
Cable network	154,191	27,295	-	(10,867)	170,619
Other telecommunications peripherals	2,896	159	-	(1,833)	1,222
Total	83,712,378	10,317,976	(1,786,386)	(6,350,203)	85,893,765
Net Book Value	75,832,408				73,160,948

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

        a.     Gains (losses) on disposal or sale of property, plant and equipment

	2010	2011
Proceeds from sale of property, plant and equipment	8,768	25,920
Net book value	(9,381)	(19,460)
Gains (losses) on disposal or sale of property, plant and equipment	(613)	6,460

b.     KSO assets ownership arrangements

      (i)      In accordance with the amended and restated KSO VII agreement with PT Bukaka Singtel International (“BSI”), the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period which is on December 31, 2010. As of December 31, 2010 the net book value of these property, plant and equipment was Rp.710,484 million.

(ii)     In accordance with the amended and restated KSO IV agreement with PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period which is on December 31, 2010. As of December 31, 2010 the net book value of this property, plant and equipment was Rp.161,212 million.

c.     Assets impairment and related claims

(i)      As of September 30, 2010 and 2011, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of September 30, 2011, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

(ii)     On April 7, 2010, Nangroe Aceh Darussalam and the surrounding area experienced an earthquake from which insurance claims for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since April 2010.

(iii)    On June 16, 2010, Papua and the surrounding area experienced an earthquake from which insurance claims for the replacement of the assets has been made. Buildings and other equipments affected by the earthquake have been re-operated gradually since June 2010.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others

(i)      Interest capitalized to property under construction amounted to Rp.nil for the years ended December 31, 2010 and for nine months period ended September 30, 2011, respectively.

(ii)        Foreign exchange loss capitalized as part of property under construction amounted to Rp.nil for the years ended December 31, 2010 and for nine months period ended September 30, 2011, respectively.

(iii)    In 2010, the useful lives of Company’s office and installation buildings, Submarine Cable Communication System/Fiber Optic Communication System and Antenna and Tower were changed and accounted for prospectively. The impact is a reduction in the amount depreciation expense of Rp.126,025 million recognized to the 2010 consolidated statement of comprehensive  income (Note 2k).

(iv)    Telkomsel plans to replace certain equipment (part of infrastructure) with a net carrying amount of Rp.189,035 million (as of April 2011), accordingly, Telkomsel changed the useful life of such equipment. The impact is an additional depreciation expense of Rp.144,151 million charged to the 2011 consolidated statement of comprehensive income. The equipment, with a cost Rp.184,596 million, were subsequently derecognized in August 2011. Upon the derecognition, the equipment had been fully depreciated.

(v)     In addition to the derecognition of the above equipment, due to changes of technology, damage and other causes, certain equipment (mainly part of infrastructure) with a net book value of Rp.15,786 million were also derecognized.

(vi)    The useful life of Telkomsel’s certain equipment (part of supporting facilities) was changed from 10 years to 6 years to reflect its current economic life. The impact is an additional depreciation expenses of Rp.220,336 million charged to the 2011 consolidated statements of comprehensive income.

(vii)   Telkomsel’s certain equipment (part of infrastructure) with a net book value of Rp 41,567 million were sold to Nokia Siemens Network Oy and PT Huawei Tech Investment with a price of US$4.8 million (Note 47a).

(viii)  Telkomsel’s certain equipment (part of infrastructure) with a net book value of Rp 1,013,188 million are planned to be sold, accordingly, reclassified to assets held for sale (Note 9).

(xi)    The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 18-45 years, which will expire between 2011 and 2052. Management believes that there will be no difficulty in obtaining the extension of the land rights when they expire.

(x)     The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where the legal title of those parcels of land is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. As the transfer to the Company of the legal title of ownership on those parcels of land is still in progress, the total magnitude of such transfers is yet to be determined.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

11.  PROPERTY, PLANT AND EQUIPMENT (continued)

d.     Others (continued)

(xi)    As of September 30, 2011, the Company and its subsidiaries’ property, plant and equipment, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana Tbk, PT Sarana Janesia Utama, PT Asuransi Wahana Tata, PT Asuransi Ekspor Indonesia, PT Asuransi Sinar Mas, PT Asuransi Central Asia, PT Asuransi Allianz Utama Indonesia, HSBC Insurance (Singapore) Pte, Ltd, PT Asuransi Astra Buana and PT Jardine Llyod Thompson against fire, theft, earthquake and other specified risks. Total cost of assets being insured amounted to Rp.69,919,590 million, which was covered by sum insured basis with a maximum loss claim of Rp.1,014,650 million, US$19.25 million, EUR0.22 million and SGD6.42 million and on first loss basis of Rp.7,230,657  million including business recovery of Rp.486,000 million with the Automatic Reinstatement of Loss Clause. In addition, Telkom-1 and Telkom-2 were insured separately for US$17.33 million and US$38.87 million, respectively. Management believes that the insurance coverage is adequate to cover potential losses of the insured assets.

(xii)   As of September 30, 2011, the completion of assets under construction was around 75.52% of the total contract value, with estimated dates of completion between March 2011 and April 2012. Management believes that there is no impediment to the completion of the construction in progress.

(xiii) Certain property, plant and equipment of the Company’s subsidiaries have been pledged as collateral for lending agreements (Notes 18 and 22).

(xiv) The Company and its subsidiaries have lease commitments for property, plant and equipments under RSA, transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets, with the option to purchase certain leased assets at the end of the lease terms. Future minimum lease payments for assets under finance  leases as of December 31, 2010 and September 30, 2011 are as follows:

Year	December 31, 2010	September 30, 2011
2011	286,257	260,017
2012	203,383	173,610
2013	141,579	131,372
2014	98,374	40,244
2015	23,665	23,222
Later	56,476	42,739
Total minimum lease payments	809,734	671,204
Interest	(202,805)	(150,726)
Net present value of minimum lease payments	606,929	520,478
Current maturities (Note 19a)	(198,062)	(189,679)
Long-term portion (Note 19b)	408,867	330,799

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

12.  ADVANCES AND OTHER NON-CURRENT ASSETS

        Advances and other non-current assets as of December 31, 2010 and September 30, 2011 consist of:

	December 31, 2010	September 30, 2011
Advances for purchase of property, plant and equipment	1,334,639	1,904,544
Prepaid rent - net of current portion (Note 8)	1,052,331	1,016,012
Deferred charges	447,174	402,504
Restricted cash	101,534	164,620
Security deposits	62,469	55,466
Equipment not used in operations - net	29,675	14,009
Others	24,873	47,218
Total	3,052,695	3,604,373

As of December 31, 2010 and September 30, 2011, equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of the Company temporarily taken out from operations but planned to be reinstalled. As of December 31, 2010 equipment not used in operations represents Base Transceiver Station (BTS) and other equipment of Telkomsel temporarily taken out from operations but planned to be reinstalled. Telkomsel’s depreciation expense charged to the consolidated statements of comprehensive  income for the year ended December 31, 2010 amounted to Rp.303 million.

        Deferred charges represent deferred Revenue-Sharing Arrangements (“RSA”) charges, deferred Indefeasible Right of Use (“IRU”) Agreement charges, and deferred land rights charges.                     As of December 31, 2010 and September 30, 2011, deferred charges amortization amounted to Rp.18,638 million and Rp.61,219 million, respectively.

        As of December 31, 2010 and September 30, 2011 restricted cash represent time deposits with original maturities of more than one year pledged as collateral for bank guarantees among others for the USO contract (Note 47h).

        Refer to Note 44 for details of related party transactions.

13.  GOODWILL AND OTHER INTANGIBLE ASSETS

(i)    The changes in the carrying amount of goodwill and other intangible assets for the year ended December 31, 2010 and for nine months period ended September 30, 2011 are as follows:

		Other
	Goodwill	intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2009	106,544	9,085,534	806,861	9,998,939
Additions:
The Company’s software	-	174,286	-	174,286
The subsidiaries’ software	-	543,276	-	543,276
The subsidiaries’ license	-	-	5,568	5,568
Acquisitions of Ad Medika	85,236	45,591	-	130,827
Reclassification	-	25,661	-	25,661
Balance, December 31, 2010	191,780	9,874,348	812,429	10,878,557

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

13.  GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

(i)    (continued)

		Other
	Goodwill	intangible assets	License	Total
Accumulated amortization:
Balance, December 31, 2009	(21,373)	(7,385,950)	(163,336)	(7,570,659)
Amortization expense during the year	(7,877)	(1,413,765)	(86,584)	(1,508,226)
Reclassifications	-	(15,147)	-	(15,147)
Balance, December 31, 2010	(29,250)	(8,814,862)	(249,920)	(9,094,032)
Net Book Value	162,530	1,059,486	562,509	1,784,525
Weighted-average amortization period	20 years	6.99 years	9.38 years

		Other
	Goodwill	intangible assets	License	Total
Gross carrying amount:
Balance, December 31, 2010	191,780	9,874,348	812,429	10,878,557
Additions:
The Company’s software	-	180,305	-	180,305
The subsidiaries’ software	-	176,374	-	176,374
Reclassifications	-	1,674	-	1,674
Deductions	-	(135)	-	(135)
Balance, September 30, 2011	191,780	10,232,566	812,429	11,236,775
Accumulated amortization:
Balance, December 31, 2010	(29,250)	(8,814,862)	(249,920)	(9,094,032)
Amortization expense during the period	-	(337,373)	(65,635)	(403,008)
Reclassifications	-	(365)	-	(365)
Deductions	-	25	-	25
Balance, September 30, 2011	(29,250)	(9,152,575)	(315,555)	(9,497,380)
Net Book Value	162,530	1,079,991	496,874	1,739,395
Weighted-average amortization period	-	7.31 years	9.09 years

(ii)   Goodwill resulted from the acquisition of Sigma in 2008, Indonusa in 2008 and Ad Medika in 2010 (Note 4). Other intangible assets also included the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas.

(iii)  The up-front fee paid by Telkomsel in February 2006 for the 3G license amounting to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license. In 2009, Telkomsel obtained an additional 3G license of Rp.320,000 million which is recorded as an intangible assets and amortized over 10 years (Notes 1d.a, 2j, 44a.ii and 48c.i).

(iv)  In 2009, the Company was granted a switched based local network provider license using 2.3 GHz radio frequency bandwidth for wireless broadband services. The up-front fee is recorded as an intangible assets and amortized over the license’s useful life of 10 years.

(v)   The estimated annual amortization expense relating to other intangible assets from October 1, 2011 is approximately Rp.596,812 million.

(vi)  As of September 30, 2011, management believes that there was no indication of impairment.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

14.  ESCROW ACCOUNTS

Escrow accounts as of December 31, 2010 and September 30, 2011 consist of the following:

	December 31,	September 30,
	2010	2011
Bank Mandiri	41,552	40,604
Others (each below Rp.1 billion)	110	110
	41,662	40,714

            The escrow account with Bank Mandiri were established in relation with the Palapa Ring Consortium Construction and Maintenance Agreement (“C&MA”) as an initial deposit 5% of the commitment value (Note 48c.ii).

        Refer to Note 44 for details of related party transactions.

15.  TRADE PAYABLES

	December 31, 2010	September 30, 2011
Related parties
Radio frequency usage charges, Concession fees and Universal Service Obligation charges	393,686	335,447
Purchases of equipment, materials and services	556,433	284,709
Payables to other telecommunications providers	203,755	54,190
Sub-total	1,153,874	674,346
Third parties
Purchases of equipment, materials and services	6,269,253	6,950,347
Payables to other telecommunications providers	87,668	66,821
Sub-total	6,356,921	7,017,168
Total	7,510,795	7,691,514

Trade payables by currency are as follows:

	December 31, 2010	September 30, 2011
Rupiah	4,378,075	4,089,183
U.S. Dollars	3,126,144	3,583,592
Euro	2,128	16,315
Malaysian Ringgit	1,624	1,543
Singapore Dollars	1,645	591
Others	1,179	290
Total	7,510,795	7,691,514

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

16.  ACCRUED EXPENSES

	December 31,	September 30,
	2010	2011
Operations, maintenance and telecommunications services	1,773,794	2,422,450
Salaries and benefits	894,733	749,605
General, administrative and marketing	514,367	743,493
Early retirement program	-	628,947
Interest and bank charges	226,366	193,120
Total	3,409,260	4,737,615

Accruals for early retirement program 2011 arose from the Decision of HCGA Director No. SK.42/PS940/COP-B0000000/2011 on determination of 2011 budget year early retirement participant dated September 23, 2011. The Company accrued on the basis of the number of eligible employees by grade and who were expected to enroll. Accrued early retirement benefits as of September 30, 2011, amounted to Rp.628,947 million charged to the  consolidated statements of comprehensive income for the nine months period ended September 30, 2011 (Note 34).

        Refer to Note 44 for details of related party transactions.

17.  UNEARNED INCOME

	December 31,	September 30,
	2010	2011
Prepaid pulse reload vouchers	2,419,099	2,410,631
Other telecommunications services	131,220	138,644
Others	131,164	121,325
Total	2,681,483	2,670,600

18.  SHORT-TERM BANK LOANS

		December 31, 2010			September 30, 2011
		Outstanding			Outstanding
Lenders	Currency	Original currency (in millions)		Rupiah equivalent	Original currency (in millions)	Rupiah equivalent
Bank CIMB Niaga	Rp.		-	35,359	-	62,980
Bank Danamon	Rp.		-	-	-	40,000
Bank Ekonomi	Rp.		-	16,472	-	17,163
PT Bank Syariah Mandiri (“BSM”)	Rp.		-	4,000	-	7,000
Total				55,831		127,143

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

18.  SHORT-TERM BANK LOANS (continued)

			Total Facility	Payment	Interest payment	Interest rate
	Borrower	Currency	(in millions)	schedule	period	per annum	Security
Bank CIMB Niaga
April 25, 2005[a]	Balebat	Rp.	12,000	May 29, 2012	Monthly	11.50%	Property, plant and Equipment (Note 11), Inventories (Note 7), and trade receivables (Note 6)
April 29, 2008[a]	Balebat	Rp.	5,000	May 29, 2012	Monthly	11.50%	Property, plant and equipment (Note 11), inventories (Note 7), and trade receivables (Note 6)
April 29, 2008[a]	Balebat	Rp.	500	May 29, 2012	Monthly	11.50%	Property, plant and equipment (Note 11), Inventories (Note 7), and trade receivables (Note 6)
October 18, 2005[b]	GSD	Rp.	19,000	October 18, 2011	Monthly	10.25%	Property, plant and equipment (Note 11)
May 14, 2010	Infomedia	Rp.	28,000	May 14, 2012	Monthly	11.00%	Trade receivables (Note 6)
Bank Danamon
June 20, 2011	Infomedia	Rp.	5,000	June 20, 2012	Monthly	11.00%	Trade receivables (Note 6)
Bank Ekonomi
February 11, 2009[c]	Sigma	US$	0.55	June 13, 2011	Monthly	6.00%	Trade receivables (Note 6)
August 7, 2009[c]	Sigma	Rp.	35,000	July 1, 2011	Monthly	10.00%	Trade receivables (Note 6) property, plant and equipment (Note 11)
January 2, 2011[c]	Sigma	US$	1.00	July 1, 2011	Monthly	6.00%	Property, plant and equipment (Note 11)
February 23, 2011[c]	Sigma	Rp.	100,000	August 23, 2011	Monthly	10.50%	Trade receivables (Note 6), property, plant and equipment (Note 11)
PT Bank Syariah Mandiri (“BSM”)
September 1, 2010[d]	Balebat	Rp.	15,000	October 16, 2011	Monthly	14.00%	Property, plant and (Note 11), equipment inventories (Note 7), trade receivables (Note 6)

The credit facilities obtained by the Company’s subsidiaries are used for working capital purpose.

[a] Based on the latest amendment on May 25, 2011.

[b] On October 2011, the loan was fully repaid (Note 52b).

[c] Pursuant to expiry of availability period, Sigma has requested Bank Ekonomi to extend the facility period. As of the issuance date of the consolidated financial statements, for the amandment is still in process.

[d] On August 31, 2011, the loan was fully repaid and subsequently the facility has been extended (Note 52c).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

19.  MATURITIES OF LONG-TERM LIABILITIES

a.     Current maturities

		December 31,	September 30,
	Notes	2010	2011
Bank loans	22	4,478,247	3,396,958
Two-step loans	20	395,363	395,143
Obligations under finance leases	11	198,062	189,679
Bonds and notes	21	126,719	290,008
Deferred consideration for business combinations	23	105,245	-
Total		5,303,636	4,271,788

b.     Long-term portion

	(In billions of Rupiah)
	Notes	Total	2012	2013	2014	2015	Later
Bank loans	22	7,521.7	232.0	3,574.7	2,374.7	950.5	389.8
Bonds and notes	21	3,374.0	123.7	207.1	43.2	1,005.0	1,995.0
Two-step loans	20	2,435.0	74.7	321.4	323.9	326.6	1,388.4
Obligations under finance leases	11	330.8	135.9	111.5	30.9	16.7	35.8
Total		13,661.5	566.3	4,214.7	2,772.7	2,298.8	3,809.0

20.  TWO-STEP LOANS

Two-step loans are unsecured loans obtained by the Government, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		December 31, 2010		September 30, 2011
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas bank	Yen	10,750.57	1,191,378	10,366.62	1,187,392
	US$	120.76	1,088,639	101.87	896,500
	Rp.	-	856,649	-	746,326
Total			3,136,666		2,830,218
Current maturities (Note 19a)			(395,363)		(395,143)
Long-term portion (Note 19b)			2,741,303		2,435,075

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

20.  TWO-STEP LOANS (continued)

Lenders	Currency	Payment schedule	Interest payment period	Interest rate per annum
Overseas bank	US$	Semi-annually	Semi-annually	4.00% - 6.67%
	Rp.	Semi-annually	Semi-annually	7.57% - 7.73%
	Yen	Semi-annually	Semi-annually	3.10%

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are payable in semi-annual installments and are due on various dates through 2024.

Since 2008, the Company has used all facilities under the two-step loans program and the drawdown period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:

a.     Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the     two-step loans originating from the World Bank and Asian Development Bank (“ADB”), respectively.

b.     Internal financing (earnings before depreciation and interest expense) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.

As of September 30, 2011, the Company complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

21.  BONDS AND NOTES

		December 31, 2010		September 30, 2011
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
Series A	Rp.	-	1,005,000	-	1,005,000
Series B	Rp.	-	1,995,000	-	1,995,000
Medium Term Notes(“MTN” )
Metra	Rp.	-	47,000	-	39,000
Sigma	Rp.	-	30,000	-	30,000
Finnet	Rp.	-	23,750	-	19,700
Promissory Notes
PT. ZTE Indonesia (“ZTE”)	US$	7.08	63,824	10.41	91,598
Huawei Tech	US$	23.46	211,524	54.96	483,679
Total			3,376,098		3,663,977
Current maturities (Note 19a)			(126,719)		(290,008)
Long-term portion (Note 19b)			3,249,379		3,373,969

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

a.     Bonds

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment method	Interest rate per annum
Series A	1,005,000	The Company	IDX	June 25, 2010	July 6, 2015	Quarterly	9.60%
Series B	1,995,000	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%
Total	3,000,000

The bonds are secured by all assets owned by the Company. The underwriter of the bonds are PT Bahana Securities, PT Danareksa Sekuritas and PT Mandiri Sekuritas. And the trustee is PT CIMB Niaga Tbk.

The Company received the proceeds of the issuance of bonds on July 6, 2010.

The funds received from public offering of bonds net of issuance costs, are to be used for increasing capital expenditure which consisted of: wave broadband (bandwidth, softswitching, datacom, information technology and others), infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system), and optimizing legacy and supporting facilities (fixed wireline and wireless).

As of September 30, 2011, the rating for the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on indenture trusts agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to equity ratio should not exceed 2:1.

2.     EBITDA to interest expenses ratio should not be less than 5:1.

3.     Debt service coverage is 125%

As of September 30, 2011, the Company complied with the above mentioned ratios.

b.     MTN

Notes	Principal	Issuance date	Maturity date	Interest payment method
MTN
Metra
Phase 1	30,000	June 9, 2009	June 19, 2012	Quarterly
Phase 2	20,000	February 1, 2010	February 2, 2013	Quarterly
Sigma	30,000	October 16, 2009	November 17,2014	Semi-annually
Finnet
Phase 1	10,000	October 16, 2009	November 17, 2012	Monthly
Phase 2	15,000	March 18, 2010	March 24, 2013	Monthly
The Arranger of the Medium Term Notes is PT Bahana Securities, Bank Mega is acting as Trustee, and PT Kustodian Sentral Efek Indonesia (“KSEI”) acting as Collecting Agent and Custodian.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

b.     MTN (continued)

i.      Metra

Proceeds from the issuance of MTN were used to expand the business and as working capital.

The MTN bear floating interest rates for the first year of 15.05% and 12.01% for the first and second phase, respectively. For the second and third years, interest rate for the first and second phase is the average return (yield) of three Government Bonds (“Surat Utang Negara” or SUN) with a remaining period of time equal to the second and third years of MTN plus a 4.02% premium. Repayment of the principal is in increments of 10%, 20% and 70% on the first, second and third anniversary of the Issuance Date, respectively.

Metra secures with a minimum value of 40% of the outstanding MTN principal. The maximum value of 60% of the outstanding MTN principal is unsecured and at all times ranked (pari passu) with other unsecured debts of Metra. Metra may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Metra is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to Equity maximum 1.5:1

2.     EBITDA to Interest Ratio minimum 2.5.

As of September 30, 2011, Metra complied with the above mentioned ratios.

ii.     Sigma

Proceeds from the issuance of MTN were used to expand the business.

The MTN bear interest rates for the first year of 14.5% and for the second up to the fifth years from the Issuance Date based upon the average interest rate of one-month SBI plus a 800 basis points premium. One-month SBI is calculated based on the average interest rates of one-month SBI in the last 6 months at the time of the determination of the interest of MTN.

The MTN are not secured by a specific collateral, but secured by all of Sigma’s assets. These movable or fixed property, either existing or in the future, are collateral for assets of MTN holders and at all times ranked (pari passu) without any preference with other creditor privileges in accordance with prevailing regulations.

Based on the agreements, Sigma is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.     Debt to Equity maximum 2.5:1

2      Funded debt and maximum of five times EBITDA in 2009, three and a half times in 2010 and two and a half times in 2011.

As of September 30, 2011, Sigma complied with the above mentioned ratios.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

21.  BONDS AND NOTES (continued)

b.     MTN (continued)

iii.    Finnet

Proceeds from issuance of MTN were used for the investment of hardware and software, project development and bridging loan payments for projects.

Repayment of principal for the first phase MTN are 1% each month on the 7th until 12th month, 2% each month on the 13th until 35th month, and the remaining 48% will be paid on November 17, 2012.

Repayment of principal for the second phase MTN are 2% each month on the following month until 35th month and the remaining 30% will be paid on March 24, 2013.

The MTN bear interest rates of 16.25% per annum.

MTN are not secured by a specific collateral, but secured by all Finnet’s assets which are movable property or fixed property, either existing or in the future will become collateral for MTN holders and at all times ranked (pari passu) without any preference with other Finnet’s creditor privileges in accordance with prevailing regulations. Finnet may buy back all or part of the MTN at any time before the maturity date of the MTN.

Based on the agreements, Finnet is required to comply with all covenants or restrictions including maintaining financial ratio as follows:

1.     Debt to Equity maximum 2.5:1 (only if MTN is given by Finnet to third party)

2.     EBITDA to Interest Ratio minimum 2.5.

As of September 30, 2011, Finnet complied with the above mentioned ratios.

Refer to Note 44 for details of related party transactions.

c.     Promissory Notes

Supplier	Currency	Principal (in millions)	Issuance date	Payment schedule	Interest payment method	Interest rate per annum
PT. ZTE Indonesia (“ZTE”)	US$	100	August 20, 2009	Semi-annually (June 10, 2012 - February 11, 2014)	Semi-annually	6 month LIBOR+2.5%
PT Huawei Tech Investment (“Huawei Tech”)	US$	300	June 19, 2009	Semi-annually (September 19, 2010 - February 25, 2014)	Semi-annually	6 month LIBOR+2.5%

Based on Agreement of Frame Supply and Deferred Payment Arrangement between the Company with ZTE and Huawei Tech, the promissory notes issued by the Company to ZTE and Huawei Tech is an unsecured supplier financing facility covered 85% of Hand Over Report (“Berita Acara Serah Terima” or BAST) projects with ZTE and Huawei Tech.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS

		December 31, 2010		September 30, 2011
			Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
The Export-Import Bank of Korea (“Korea Eximbank”)	US$	11.76	105,989	-	-
Bank Mandiri	Rp.	-	3,075,556	-	2,111,111
BCA	Rp.	-	2,755,556	-	2,291,111
BNI	Rp.	-	1,150,000	-	583,333
Bank CIMB Niaga	Rp.	-	24,215	-	74,506
BRI	Rp.	-	822,000	-	258,750
Bank Ekonomi	Rp.	-	79,378	-	66,997
	US$	-	-	0.42	3,714
Syndication of banks	Rp.	-	4,500,000	-	3,225,000
PT Bank OCBC Indonesia (“OCBC Indonesia”)	Rp.	-	177,600	-	155,400
OCBC NISP	Rp.	-	444,000	-	388,500
ABN Amro Bank N.V. Stockholm Branch and Standard Chartered Bank	US$	54.18	487,106	47.17	438,171
Industrial and Commercial Bank of China Limited (“ICBC”)	US$	46.36	416,783	40.47	374,912
Bank of China (“BoC”)	US$	17.68	158,959	18.83	166,635
Finnish Export Credit Ltd	US$	16.58	149,062	47.60	454,789
Japan Bank for International Cooperation (“JBIC”)	US$	53.90	485,907	46.02	421,615
BTN	Rp.	-	7,084	-	-
PT Bank Index Selindo (“Bank Index”)	Rp.	-	502	-	539
Total			14,839,697		11,015,083
Unamortized debt issue cost			(105,245)		(96,450)
			14,734,452		10,918,633
Current maturities (Note 19a)			(4,478,247)		(3,396,958)
Long-term portion (Note 19b)			10,256,205		7,521,675

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

			Total
			facility		Interest	Interest rate
	Borrower	Currency	(in millions)	Payment schedule	Payment period	per annum	Security
The Export-Import Bank of Korea (“Korea Eximbank”)
August 27, 2003[a]	The Company	US$	124	Semi-annually (December 30, 2006 - June 30, 2011)	Semi-annually	5.68%	None
Bank Mandiri
December 23, 2008[b]	Telkomsel	Rp.	1,300,000	Semi-annually (July 30, 2009 - July 30, 2011)	Monthly	3 month JIBOR+2.25%	None
July 3, 2009[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 9, 2010 - January 9, 2014)	Quarterly	3 months JIBOR+1.50%	None
July 5, 2010b&l	Telkomsel	Rp.	3,000,000	Semi-annually (January 5, 2012 - January 5, 2016)	Quarterly	3 months JIBOR+1.20%	None
BCA
July 14, 2008[b]	Telkomsel	Rp.	1,000,000	Semi-annually (January 21, 2009 - January 21, 2011)	Quarterly	1 month JIBOR+1.50%	None
July 3, 2009[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 9, 2010 - January 9, 2014)	Quarterly	3 months JIBOR+1.50%	None
July 5, 2010b&l	Telkomsel	Rp.	2,000,000	Semi-annually (January 5, 2012 - January 5, 2016)	Quarterly	3 months JIBOR+1.20%	None
December 16, 2010	TII	Rp.	200,000	Semi-annually (June 1, 2011 - December 1, 2015)	Quarterly	3 months JIBOR+1.25%	None
BNI
July 14, 2008[b]	Telkomsel	Rp.	2,000,000	Semi-annually (January 21, 2009 - January 21, 2011)	Quarterly	1 month JIBOR+1.50%	None
July 3, 2009[b]	Telkomsel	Rp.	750,000	Semi-annually (January 3, 2011 - January 3, 2015)	Quarterly	3 months JIBOR+3.00%	None
October 13, 2010[f]	The Company	Rp.	1,000,000	Semi-annually	Quarterly	3 months JIBOR+1.25%	None
Bank CIMB Niaga
March 21, 2007	GSD	Rp.	20,000	Quarterly (April 2007 - July 2015)	Monthly	13%	Property, plants and equipments (Note 11)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

	Borrower	Currency	Total facility (in millions)	Payment schedule	Interest payment period	Interest rate per annum	Security
Bank CIMB Niaga (continued)
November 23, 2007	GSD	Rp.	8,000	Monthly (December 23, 2007 - November 23, 2012)	Monthly	11%	Property, plants and equipments (Note 11)
July 28, 2009[c]	Balebat	Rp.	2,743	Monthly (February 28, 2010 - December 28, 2014)	Monthly	11.50%	Property, plants and equipments (Note 11), inventories (Note 7), and trade receivables (Note 6)
May 24, 2010	Balebat	Rp.	3,000	Monthly (June 9, 2010 - May 27, 2015)	Monthly	11.50%	Property, plants and equipments (Note 11), inventories (Note 7), and trade receivables (Note 6)
March 31, 2011	GSD	Rp.	13,400	Monthly (June 7, 2011 - September 7, 2019)	Monthly	9.75%	Property, plants and equipments and trade receivables (Note 6)
March 31, 2011	GSD	Rp.	23,550	Monthly (April 1, 2011 - October 1, 2019)	Monthly	9.75%	Property, plants and equipments and trade receivables (Note 6)
March 31, 2011	GSD	Rp.	11,800	Monthly (July 5, 2011 - September 5, 2015)	Monthly	9.75%	Property, plants and equipments and trade receivables (Note 6)
September 9, 2011	GSD	Rp.	11,050	Monthly (September 9, 2011 - March 9, 2015)	Monthly	9.75%	Property, plants and equipments and trade receivables (Note 6)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

			Total facility		Interest	Interest rate
	Borrower	Currency	(in millions)	Payment schedule	Payment period	per annum	Security
BRI
July 28, 2008[b]	Telkomsel	Rp.	1,000,000	Semi-annually (February 4, 2009 - February 4, 2011)	Quarterly	1 month JIBOR+1.50%	None
September 2, 2009[b]	Telkomsel	Rp.	800,000	Semi-annually (March 8, 2010 - March 8, 2014)	Quarterly	3 months JIBOR+1.50%	None
October 13, 2010[g]	The Company	Rp.	3,000,000	Semi-annually (April 13, 2013 - October 13, 2015)	Quarterly	3 months JIBOR+1.25%	None
July 20, 2011	Dayamitra	Rp.	1,000,000	Semi-annually (September 29, 2011 - September 29, 2017)	Quarterly	3 months JIBOR+1.40%	Property, plants and equipments (Note 11)
Bank Ekonomi
December 7, 2006[d]	Sigma	Rp.	14,000	Monthly (December 12, 2006 -December 12, 2012)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
March 9, 2007[d]	Sigma	Rp.	13,000	Monthly (January 2008 - December 2012)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
September 10, 2008[d]	Sigma	Rp.	33,000	Monthly (April 2009 - March 2015)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
August 7, 2009d&e	Sigma	Rp.	35.000	Monthly some installment (September 4, 2009 - August 25, 2013)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
August 7, 2009[d]	Sigma	Rp.	20,000	Monthly some installment (November 19, 2009 - August 4, 2014)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
February 23, 2011	Sigma	Rp.	30,000	Monthly (March 24, 2011- February 24, 2015)	Monthly	9.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

			Total facility	Payment	Interest payment	Interest rate
	Borrower	Currency	(in millions)	schedule	period	per annum	Security
Bank Ekonomi (continued)
February 23, 2011	Sigma	US$	2	Monthly (September 23, 2011 - September 23, 2015)	Monthly	6.00%	Property, plants and equipments (Note 11), and trade receivables (Note 6)
Syndication of banks
July 29, 2008[f] (BNI, BRI and Bank Jabar)	The Company	Rp.	2,400,000	Semi-annually (February 25, 2010 - July 28, 2013)	Quarterly	3 months JIBOR+1.20%	None
June 16, 2009[f] (BNI and BRI)	The Company	Rp.	2,700,000	Semi-annually (January 25, 2011 - June 15, 2014)	Quarterly	3 months JIBOR+2.45%	None
PT ANZ Panin Bank (“ANZ Panin”)
September 4, 2009b&m	Telkomsel	Rp.	1,000,000	Semi-annually (March 8, 2010 - March 8, 2014)	Quarterly	3 months JIBOR+1.75%	None
BII
September 15, 2009b&n	Telkomsel	Rp.	500,000	Semi-annually (March 29, 2010 - March 29, 2014)	Quarterly	3 months JIBOR+2.06%	None
PT Bank OCBC Indonesia (“OCBC Indonesia”)
November 2, 2009[b]	Telkomsel	Rp.	200,000	Semi-annually (November 2, 2010 - November 2, 2014)	Quarterly	3 months JIBOR+3.00%	None
OCBC NISP
November 2, 2009[b]	Telkomsel	Rp.	500,000	Semi-annually (November 2, 2010 - November 2, 2014)	Quarterly	3 months JIBOR+3.00%	None
ABN Amro Bank N.V. Stockholm Branch and Standard Chartered Bank
December 30, 2009b&g	Telkomsel	US$	318	Semi-annually (April 2011 - October 2016)	Semi-annually	6 months LIBOR+0.82%	None
Industrial and Commercial Bank of China Limited (“ICBC”)
December 30, 2009b&h	Telkomsel	US$	266	Semi-annually (Juni 2011 - December 2016)	Semi-annually	6 months LIBOR+1.20%	None
Bank of China (“BoC”)
December 30, 2009[b]	Telkomsel	US$	100	Semi-annually (June 30, 2012 - December 30, 2017)	Semi-annually	6 months LIBOR+2.55%	None
Finnish Export Credit Ltd
March 2, 2010b&i	Telkomsel	US$	264	Semi-annually (January 2011 - Juli 2015)	Semi-annually	CIRR+2.50%	None

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

			Total Facility	Payment	Interest	Interest rate
	Borrower	Currency	(in millions)	schedule	Payment period	per annum	Security
Japan Bank for International Cooperation (“JBIC”)
March 26, 2010j&k	The Company	US$	59.89	Semi-annually (October 26, 2010 - April 26, 2015)	Semi-annually	4.56% and 6 months LIBOR+0.70%	None
BTN
September 10, 2009[o]	Ad Medika	Rp.	9,500	Monthly (September 10, 2009 - September 10, 2014)	Monthly	13.50%	Property, plants and equipments (Note 11) and trade receivables (Note 6)
Bank Index
May 12, 2010	Balebat	Rp.	590	Monthly (September 2010 - August 2012)	Monthly	14.00%	Property,
July 15, 2011	Balebat	Rp.	248	Monthly (July 15, 2011 - July 15, 2012)	Monthly	13.00%	plants and equipments (Note 11) Property, plants and equipments (Note 11)
Standard Chartered Bank
December 6, 2010	TII	US$	8	Monthly	Monthly	2.00%	None

The credit facilities obtained by the Company and its subsidiaries are used for working capital purpose.

[a] The credit facility obtained by the Company is used for financing the Code Division Multiple Acess (“CDMA”) procurement from the Samsung consortium. In June 30, 2011, the loan was fully repaid.

[b] Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect the Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of September 30, 2011, Telkomsel has complied with the above covenants.

[c] Based on the latest amendment on May 24, 2010.

[d] These credit facilities includes certain restrictive covenants which require Sigma to obtain written consent from Bank Ekonomi prior to acting as guarantor for third party loan, mortgaging the land to other bank or third party, leasing the land to third party, withdrawing the facility exceeding the maximum facility limit, changing Sigma’s legal status, distributing or declaring dividend and paying shareholder’s receivables. As of September 30, 2011, Sigma has complied with the above covenants.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

e    Based on the latest amendment on September 17, 2009.

f     As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2011 as follows:

1.       Debt to equity ratio should not exceed 2:1.

2.       Debt service coverage ratio should exceed 125%.

g    Pursuant to the agreements with PT Ericsson Indonesia (“Ericsson Indonesia”) and Ericsson AB (Note 48a.ii), Telkomsel entered into an EKN-Backed Facility Agreement (“facility”) with ABN Amro Bank N.V. Stockholm Branch (as “the original lender”)  and Standard Chartered Bank (“SCB”) (as “the original lender” , “the arranger”, “the facility agent” and “the EKN agent”), ABN Amro Bank N.V., Hong Kong (as “the arranger”) for the purchase of Ericsson telecommunication equipment and services. The facilities consist of facility 1, 2 and 3 amounting to US$117 million, US$106 million and US$95 million, respectively. The availability period of Facility 1 expired in July 2010 with no outstanding loan balance and the availability period of facility 2 expired in March 2011. Pursuant to expiry of availability period of Facility 2, EKN agreed to reduce premium of the unused facility by US$3 million through a cash refund. In September 2011, through SCB, Telkomsel informed EKN that Telkomsel intends to withdraw US$44.4 million of Facility 3 and to cancel the remaining Facility. Accordingly, Telkomsel requested that the premium is charged proportionately to the amount drawn. As of the issuance date of the consolidated financial statements, such request in still in process.

    h    Pursuant to the agreements with Huawei International Pte.Ltd. (“Huawei International“) and PT Huawei Tech Investment (“Huawei Tech”) (Note 48a.ii), Telkomsel entered into a Sinosure-Backed Facility Agreement with the ICBC for the purchase of Huawei Tech telecommunication equipment and services. The facilities consist of facility 1 and 2 amounting to US$166 million and US$100 million, respectively, including premium of US$16 million. The availability period of Facility 1 expired in December 2010. Pursuant to expiry of availability period of Facility 1, Telkomsel has requested Sinosure to reduce a portion of premium for the unused facility. As of the issuance date of the consolidated financial statements, the negotiation is still in process. Telkomsel also requested the cancellation of facility 2 (Note 53a).

      i     Pursuant to agreements with Nokia Siemens Networks Oy, PT Nokia Siemens Networks and Nokia Siemens Networks GmbH & Co.KG (Note 48a.ii). Telkomsel entered into a Finnvera-backed facility agreement with Finnish Export Credit Ltd (“FEC”) (as “the original lender”), Citibank, N.A., Jakarta Branch and Credit Suisse AG, Zurich (as “the arrangers”), The Hongkong and Shanghai Banking Corporation (“HSBC”) limited (as “the arranger” and “the FEC counterparty”), and HSBC Bank Plc (as “the agent”) for the purchase of Nokia Siemens Networks telecommunication equipment and services. The facilities consist of facility 1 and 2 amounting to US$127 million and US$137 million, respectively, including premium of US$14 million. The availability period of facility 1 expired in March 2011. Pursuant to expiry of availability period of Facility 1, Finnvera agreed to reduce premium of unused facility through cancelation of loan by US$2.8 million.

      j     In connection with the agreement with NSW-Fujitsu Consortium, the Company entered into a loan agreement with JBIC, the international arm of Japan Finance Corporation for the purchase of NSW-Fujitsu Consortium telecommunication equipment and services. The facilities consist of facility A and B amounting to US$36 million and US$24 million.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

22.  BANK LOANS (continued)

k    As stated in the agreements, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows, in which the Company has complied with as of September 30, 2011 as follows:

1.       Debt to equity ratio should not exceed 2:1.

2.       Debt service coverage ratio should exceed 150%.

l     Pursuant to expiry of availability periods of facilities from BCA and Bank Mandiri, those banks have approved extension of the availability periods to January 2012. The approval from BCA and Bank Mandiri for extension of the availability period was formalized through amendment of loan agreement on July 20 and 21, 2011.

m   On November 30, 2010, the loan was fully repaid.

n    On December 29, 2010, the loan was fully repaid.

o    On July 8, 2011, the loan was fully repaid.

23.  DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS

Deferred consideration represents the Company's obligations to the Selling Stockholders of MGTI in respect of the Company’s acquisition of KSO IV and BSI in respect of the Company’s acquisition of KSO VII, with details as follows:

December 31, 2010
KSO IV transaction
MGTI	61,552
Less discount	-
61,552
KSO VII transaction
BSI	43,693
Less discount	-
43,693
Total	105,245
Current maturity - net of discount (Note 19a)	(105,245)
Long-term portion - net of discount (Note 19b)	-

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

23.  DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS (continued)

a.     KSO IV transaction

The outstanding balance relating to the KSO IV transaction arose from acquisition of KSO IV by the Company, based on amendment and restatement of KSO agreement entered into by the Company and MGTI on January 20, 2004. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO IV, the Company has agreed to pay MGTI the total purchase price of approximately US$390.7 million (equivalent to Rp.3,285,362 million), which represents the present value of fixed monthly payments (totaling US$517.1 million), payable to MGTI beginning February 2004 through January 2011 at a discount rate of 8.3%, plus the direct cost of the business combination.

As of December 31, 2010 the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$6.83 million (equivalent to Rp.61,552 million) and on January 2011 the loan was fully repaid.

b.     KSO VII transaction

The outstanding balance relating to the KSO VII transaction arose from acquisition of KSO VII by the Company, based on amendment and restatement of the KSO agreement entered into by the Company and BSI on October 19, 2006. Based on the agreement, in consideration for the Company obtaining legal right to control the financial and operating decision of KSO VII, the Company has agreed to pay BSI the total purchase price of approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million), payable to BSI beginning October 2006 through January 2011 at a discount rate of 15%, plus the direct cost of the business combination.

As of December 31, 2010 the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.43,693 million and on January 2011 the loan was fully repaid.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

24.  NON-CONTROLLING INTEREST

	December 31, 2010	September 30, 2011
Non-controlling interest in net assets of subsidiaries:
Telkomsel	11,970,890	12,253,168
Metra	17,311	26,188
Infomedia	7,840	8,245
Total	11,996,041	12,287,601

	December 31, 2010	September 30, 2011
Non-controlling interest in comprehensive income of subsidiaries:
Telkomsel	3,219,025	3,310,765
Metra	4,045	8,834
Infomedia	199	1,178
Total	3,223,269	3,320,777

25.  CAPITAL STOCK

Description		December 31, 2010
	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	52.47	2,580,118
The Bank of New York Mellon Corporation	2,394,970,656	12.18	598,743
Directors (Note 1b):
Ermady Dahlan	17,604	-	4
Indra Utoyo	5,508	-	1
Public (individually less than 5%)	6,953,960,300	35.35	1,738,490
Total	19,669,424,780	100.00	4,917,356
Treasury stock (Note 27)	490,574,500	-	122,644
Total	20,159,999,280	100.00	5,040,000

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

25.  CAPITAL STOCK (continued)

Description		September 30, 2011
	Number of shares	Percentage of ownership	Total paid-up capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Government	10,320,470,711	52.85	2,580,118
The Bank of New York Mellon Corporation	2,949,198,856	15.10	737,300
Directors (Note 1b):
Ermady Dahlan	17,604	-	4
Indra Utoyo	5,508	-	1
Public (individually less than 5%)	6,258,423,600	32.05	1,564,606
Total	19,528,116,280	100.00	4,882,029
Treasury stock (Note 27)	631,883,000	-	157,971
Total	20,159,999,280	100.00	5,040,000

The Company only issued 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Board of Commissioners and Directors, issuance of new shares and to amend the Company’s Articles of Association.

Series B shares give the same and equal rights to all the Series B stockholders.

26.  ADDITIONAL PAID-IN CAPITAL

	December 31, 2010	September 30, 2011
Proceeds from sale of 933,333,000 shares in excess of par value through IPO in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 Series B shares in 1999	(373,333)	(373,333)
Total	1,073,333	1,073,333

27.  TREASURY STOCK

The Company had repurchased the Series B shares phase I, II, III and IV based on the AGM of Stockholders of the Company (Note 1c) and on the potential crisis market condition based on BAPEPAM-LK Regulation No. XI.B.3 Attachment to the Decision of the Chairman of BAPEPAM-LK No. Kep-401/BL/2008 dated October 9, 2008.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

27.  TREASURY STOCK (continued)

Based on the resolution at the AGM of Stockholders of the Company on May 19, 2011, the stockholders authorized the phase IV plan to repurchase the Company’s issued and outstanding Series B shares. The proposal was to undertake a stock repurchase program with the following terms and conditions: (i) maximum stock repurchase would be 645,161,290 of the Company’s issued Series B shares with total cost not to exceed Rp.5,000,000 million; and (ii) the period determined for the acquisition would not be longer than 18 months (May 19, 2011 to November 20, 2012).

On May 23, 2011, the Company has released a full disclosure statement to the public in relation with fund allocation addition for phase IV stock repurchase program from Rp.3,000,000 million to Rp.5,000,000 million.

As of December 31, 2010 and September 30, 2011, the Company has repurchased 490,574,500 and 631,883,000 of the Company’s issued and outstanding Series B shares, respectively, representing 2.43% and 3.13% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.4,264,073 million and Rp.5,293,049 million up to 2010 and 2011, respectively, (including broker’s commissions and custodian fees).

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM-LK Regulation No. XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

Pursuant to the AGM of Stockholders of the Company dated June 11, 2010, the stockholders approved the changes to the Company’s plan for used of the treasury stock as result of the Share Buy Back I, II and III, as follows: (i) market placement; (ii) cancellation; (iii) equity conversion; and (iv) funding.

	2010		2011
	Number of shares	Rp.	Number of shares	Rp.
Balance beginning	490,574,500	4,264,073	490,574,500	4,264,073
Number of shares acquired	-	-	141,308,500	1,028,976
Balance ending	490,574,500	4,264,073	631,883,000	5,293,049

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

28.  DIFFERENCE IN VALUE ARISING FROM RESTRUCTURING TRANSACTIONS AND OTHER TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

The balance of this account amounting to Rp.478,000 million arose from the early termination of the Company’s exclusive rights to provide local and domestic fixed line telecommunication services. As discussed in Note 1a, on December 15, 2005, the Company signed an Agreement on Implementation of Compensation for Termination of Exclusive Rights with the State MoCI - DGPT, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million, net of tax, to the Company over a five-year period. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of December 31, 2010 and September 30, 2011, the development of the related infrastructure amounted to Rp.537,304 million, respectively.

As of December 31, 2010 and September 30, 2011, the Company has received an aggregate of Rp.478,000 million, respectively, in relation to the compensation for the early termination of exclusivity rights, made up of annual payments of Rp.90,000 million from 2005 to 2008 and Rp.118,000 million on August 25, 2009, respectively. The Company recorded these amounts in “Difference in value arising from restructuring transactions and other transactions between entities under common control” in the Stockholders’ Equity section. These amounts are recorded as a component of Stockholders’ Equity because the Government is the majority and controlling stockholder of the Company.

29.  TELEPHONE REVENUES

	2010*	2011
Fixed lines
Usage charges	7,058,421	6,181,704
Monthly subscription charges	2,457,293	2,278,723
Installation charges	74,834	101,104
Others	156,752	186,374
Total	9,747,300	8,747,905
Cellular
Usage charges	20,616,021	20,007,389
Features	666,580	526,249
Monthly subscription charges	362,191	407,652
Connection fee charges	38,991	1,452
Total	21,683,783	20,942,742
Total Telephone Revenues	31,431,083	29,690,647

* as restated, refer to Note 2p

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

30.  INTERCONNECTION REVENUES

	2010*	2011
Domestic interconnection and transit	1,620,901	1,553,218
International interconnection	1,153,892	1,072,081
Total	2,774,793	2,625,299

* as restated, refer to Note 2p

Based on the MoCI Regulation No. 08/Per/M.KOMINFO/02/2006, the implementation of a cost-based interconnection tariff is applicable beginning January 1, 2007 (Note 47).

        Refer to Note 44 for details of related party transactions.

31.  DATA, INTERNET AND INFORMATION TECHNOLOGY SERVICES REVENUES

	2010*	2011
Short Messaging Services (“SMS”)	8,774,261	10,132,598
Internet, data communication and information technology services	6,082,206	7,573,565
VoIP	131,942	171,352
e-Business	47,030	23,547
Total	15,035,439	17,901,062

* as restated, refer to Note 2p

32.  NETWORK REVENUES

	2010*	2011
Leased lines	520,816	658,917
Satellite transponder lease	382,669	295,455
Total	903,485	954,372

Refer to Note 44 for details of related party transactions.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

33.  Other telecommunications services

	2010*	2011
Customer Premise Equipment (“CPE”) and terminal	472,260	663,410
Sales of modem	43,566	330,820
Universal Service Compensation	231,964	263,152
Directory assistance	234,807	257,081
Pay TV	112,375	184,777
Others	69,125	180,271
Total	1,164,097	1,879,511

        * as restated, refer to Note 2p

34.  PERSONNEL EXPENSES

	2010	2011
Salaries and related benefits	2,065,842	2,242,624
Vacation pay, incentives and other benefits	1,973,181	2,026,165
Employees’ income tax	615,716	729,342
Early retirement program	-	628,947
Net periodic pension costs (Notes 41a)	264,198	376,532
Net periodic post-retirement health care benefits costs (Note 43)	178,746	148,995
Housing	164,165	148,708
Insurance	62,259	56,735
Other post-retirement cost (Note 41b)	49,407	48,406
LSA (Note 42)	33,564	37,358
Other employees’ benefits (Note 41c)	14,472	18,614
Others	5,705	7,372
Total	5,427,255	6,469,798

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

35.  OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES EXPENSES

	2010	2011
Operations and maintenance	6,328,693	6,762,690
Radio frequency usage charges (Notes 44a.ii and 48c.iii)	2,631,906	2,384,569
Cost of phone, set top box, SIM and RUIM cards	702,755	1,024,618
Concession fees and Universal Service Obligation charges (Notes 44a.ii and 44a.iii)	879,935	899,598
Electricity, gas and water	610,803	632,961
Insurance	286,503	328,360
Leased lines and CPE	195,458	207,524
Vehicles rental and supporting facilities	200,985	207,140
Cost of IT services	136,584	149,940
Building management	5,788	122,011
Travelling	43,056	39,880
Others	19,951	25,065
Total	12,042,417	12,784,356

* as restated, refer to Note 2p

        Refer to Note 44 for details of related party transactions.

36.  GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2011
Provision for doubtful accounts and inventory obsolescence (Notes 6d and 7)	422,647	487,766
Collection expenses	284,764	240,202
General	58,427	196,566
Travelling	185,879	181,224
Social contribution	125,984	113,707
Training, education and recruitment	154,373	147,477
Professional fees	110,812	120,560
Security and screening	171,132	73,542
Meetings	57,974	60,205
Vehicle rental	37,162	52,777
Stationery and printing	43,838	37,486
Research and development	7,805	10,678
Others	65,793	70,698
Total	1,726,590	1,792,888

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

37.  INTERCONNECTION EXPENSES

	2010*	2011
Domestic interconnection and transit	1,479,073	1,708,395
International interconnection	798,060	822,211
Total	2,277,133	2,530,606

* as restated, refer to Note 2p

        Refer to Note 44 for details of related party transactions.

38.  TAXATION

a.     Claim for tax refund

	December 31, 2010	September 30, 2011
Subsidiaries
Corporate income tax	15,433	16,406
Income tax - including interest
Article 23 - Withholding tax on services delivery	8,073	8,073
Value Added Tax (“VAT”)	109,550	340,431
	133,056	364,910

b.     Prepaid taxes

	December 31, 2010	September 30, 2011
Subsidiaries
Corporate income tax	666,467	635,567
VAT	47,023	84,247
Income tax
Article 22- Withholding tax on goods delivery and imports	-	-
Article 23 - Withholding tax on services delivery	2,208	17,254
	715,698	737,389

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

        c.     Taxes payable

	December 31, 2010	September 30, 2011
The Company
Income taxes
Article 4 (2) - Final tax	6,979	2,379
Article 21- Individual income tax	66,642	19,519
Article 23- Withholding tax on services delivery	11,391	7,517
Article 25- Installment of corporate income tax	32,385	12
Article 26- Withholding tax on non-resident income tax	707	1,213
Article 29- Underpayment of corporate income tax	9,225	79,946
VAT	13,434	37,520
	140,763	148,106
Subsidiaries
Income taxes Article 4 (2) - Final tax	15,081	13,959
Article 21- Individual income tax	35,822	17,865
Article 22- Withholding tax on goods delivery and imports	2	2
Article 23- Withholding tax on services delivery	42,763	17,811
Article 25- Installment of corporate income tax	405,478	343,612
Article 26- Withholding tax on non-resident income tax	18,348	11,706
Article 29- Underpayment of corporate income tax	15,867	460,715
VAT	61,566	227,850
	594,927	1,093,520
	735,690	1,241,626

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

d.     The components of income tax expense (benefit) are as follows:

	December 31, 2010	September 30, 2011
Current	502,320	671,458
The Company	3,032,377	3,622,049
Subsidiaries	3,534,697	4,293,507
Deferred	635,415	(31,354)
The Company	161,095	(224,353)
Subsidiaries	796,510	(255,707)
	4,331,207	4,037,800

* as restated, refer to Note 2p

e.     Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax in Indonesia).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2010*	2011
Consolidated income before tax	16,514,816	15,743,739
Add back consolidation eliminations	5,983,865	6,588,731
Consolidated income before tax and eliminations	22,498,681	22,332,470
Less: income before tax of the subsidiaries	(12,469,793)	(13,356,358)
Income before tax attributable to the Company	10,028,888	8,976,112
Less: income subject to final tax	(439,907)	(349,648)
	9,588,981	8,626,464
Tax calculated at applicable rates	1,917,796	1,725,293
Non-taxable income	(1,195,532)	(1,318,578)
Non-deductible expenses	212,367	163,419
Deferred tax liabilities (assets) that cannot be utilized - net	168,538	17,970
Corporate income tax expense	1,103,169	588,104
Income tax borne by Government	34,566	52,000
Total income tax expense of the Company	1,137,735	640,104
Income tax expense of the subsidiaries	3,193,472	3,397,696
Total consolidated income tax expense	4,331,207	4,037,800

* as restated, refer to Note 2p

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

e.     (continued)

The reconciliation between income before tax attributable to the Company and the estimated taxable income for nine months period ended September 30, 2010 and 2011, are as follows:

	2010*	2011
Income before tax attributable to the Company	10,028,888	8,976,112
Less: income subject to final tax	(439,907)	(349,648)
	9,588,981	8,626,464
Temporary differences:
Amortization of intangible assets	779,946	26,623
Depreciation of property, plant and equipment	(308,586)	33,195
Allowance for doubtful accounts	296,145	351,463
Accrued employees’ benefits	(73,050)	(93,903)
Finance leases	(19,752)	(34,570)
Foreign exchange (gain) loss on deferred consideration for business combinations	(32,354)	(268)
Allowance for inventory obsolescence	11,060	13,639
Amortization of land rights	(3,223)	(3,526)
Inventories written-off	(6,785)	(9,673)
Gain on sale of property, plant and equipment	(300,461)	(113,822)
Trade receivables written-off	(337,233)	(467,536)
Net periodic pension and other post-retirement benefits costs	(379,978)	50,113
Payments of deferred consideration for business combinations	(892,503)	(105,960)
Accrued early retirement benefits	(1,028,639)	628,947
Deferred installation fee	(63,647)	(63,792)
Other provisions	24,674	35,691
Total temporary differences	(2,334,386)	246,621
Permanent differences:
Net periodic post-retirement health care benefit costs	171,934	148,995
Equity in net income of associates and subsidiaries	(5,977,662)	(6,592,891)
Others	889,901	668,101
Total permanent differences	(4,915,827)	(5,775,795)
Taxable income	2,338,768	3,097,290
Current corporate income tax expense	467,754	619,458
Income tax borne by Government (Note 28)	34,566	52,000
Total current income tax expense of the Company	502,320	671,458
Current income tax expense of the subsidiaries	3,032,377	3,622,049
Total current income tax expense	3,534,697	4,293,507

* as restated, refer to Note 2p

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

f.     Tax assessment

(i)       The Company

Directorate General of Tax (“DGT”) has audited the Company’s corporate income tax overpayment amounting to Rp.255 billion on 2008 fiscal year. On June 16, 2010, DGT issued an Overpaid Tax Assessment Letter (“Surat Ketetapan Pajak Lebih Bayar” or “SKPLB”) on corporate income tax amounting Rp.228 billion. The difference between SKPLB and the Company’s claim for tax refund has been charged to current year consolidated statement of comprehensive  income amounting to Rp.27 billion.

The Company received an Underpaid Tax Assessment Letter (“Surat Ketetapan Pajak Kurang Bayar” or “SKPKB”) on VAT amounting to Rp.1.69 billion including a tax penalty of Rp.0.5 billion which has been net off with SKPLB of income taxes. Therefore, the Company received restitution from DGT amounting to Rp.226.5 billion. On July 9, 2010, the Company has received a refund from a claim of SKPLB on 2008 fiscal year corporate income tax.

As of the issuance date of the consolidated financial statements, the audit of withholding income tax for 2008 fiscal year is still in process.

(ii)   Telkomsel

On February 25, 2009, the Tax Authorities filed a judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s appeal for a refund of withholding taxes covering 2002 fiscal year of Rp.115 billion. On April 3, 2009, Telkomsel filed a contra-appeal to the Indonesian Supreme Court (“SC”). As of the issuance date of the consolidated financial statements, it is still in process.

Based on the Tax Court’s verdict in March 2010, Telkomsel’s appeal on VAT was accepted and Telkomsel subsequently received the refund of Rp.215 billion in June 2010 including interest of Rp.103 billion. On August 10, 2010, the Tax Authorities filed a judicial review to the SC on the Tax Court’s verdict. On September 24, 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, it is still in process.

As a result of assessment and Tax Court’s verdict, on January 28 and February 12, 2010, Telkomsel received the refund for overpayment of the 2008 Corporate Income Tax of Rp.439 billion and Rp.4.2 billion, respectively.

On April 21, 2010, Tax Court notified Telkomsel that the Tax Authorities has filed an appeal to the SC on Tax Court’s verdict of cancellation of STP for underpayment of income tax article 25 for the period of December 2008. In May 2010, Telkomsel filed a contra-appeal to the SC. As of the issuance date of the consolidated financial statements, the appeal is still in process.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

f.        Tax assessment (continued)

(ii)   Telkomsel (continued)

In 2010, Telkomsel was assessed for underpayments of corporate income tax, withholding taxes and VAT, for 2006 fiscal year totaling Rp.212 billion (including penalty of Rp.69 billion). On December 23, 2010, Telkomsel filed an objection to the Tax Authorities for underpayments of withholding taxes and VAT amounting to Rp.116 billion (including penalty of Rp.38 billion) and recorded it as claim for tax refund. The accepted portions of Rp.50 billion was previously recognized and charged to 2008 consolidated statement of comprehensive income while the remaining portion of Rp.46 billion were charged to 2010 consolidated statement of comprehensive income. Subsequently, in September 2011, the Tax Authorities rejected Telkomsel’s objection. Telkomsel plans to file an appeal to the Tax Court.

In October  and November, 2010, Telkomsel received STPs for underpayment of income tax article 25 for 2010 fiscal year of Rp.229 billion (including penalty of Rp.11 billion). The STPs were paid in November and December 2010. The principal payment of Rp.218 billion was considered as prepayment in calculating the 2010 corporate income tax which at the end resulted in an overpayment of Rp.600 billion. Through its letters in November 2010, Telkomsel requested the Tax Authorities to cancel the STPs. Subsequently, in April 2011, Telkomsel received STPs from Tax Authorities which revised the above-mentioned STPs issued in October and November 2010 with an additional penalty of Rp.4.3 billion.

On May 5, 2011, the Tax Authorities rejected  Telkomsel’s request for cancellation of those STPs. Subsequently, on May 31, 2011, Telkomsel filed an appeal to the Tax Court. The overpayment and penalty are recognized as claims for tax refund as of September 30, 2011. As of the issuance date of the consolidated financial statements, the appeal is still in process.

In August 2011, Telkomsel was assessed for underpayments of withholding taxes and Value Added Tax for fiscal year 2008 totaling Rp.235 billion. Telkomsel plans to file an objection to the Tax Authorities for the underpayments of Value Added Tax amounting to Rp.232 billion and recorded it as a claim for tax refund. The remaining portion of Rp.3 billion was charged to the 2011 consolidated statement of comprehensive income.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

g.        Deferred tax assets and liabilities

The details of the Company and subsidiaries' deferred tax assets and liabilities are as follows:

	December 31, 2009*	(Charged) credited to the consolidated statements of income	Acquisition of Ad Medika	December 31, 2010
The Company
Deferred tax assets:
Deferred consideration for business combinations	335,409	(308,852)	-	26,557
Allowance for doubtful accounts	268,427	18,172	-	286,599
Net periodic pension and other post-retirement benefits costs	160,310	(74,695)	-	85,615
Accrued expenses	36,239	(30,458)	-	5,781
Early termination expenses	257,160	(257,160)	-	85,996
Accrued for employee benefits	84,719	1,277	-	20,446
Allowance for inventory obsolescence	17,672	2,774	-	106,292
Deferred connection fee	128,113	(21,821)	-	617,286
Total deferred tax assets	1,288,049	(670,763)	-	617,286
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,650,200)	(243,024)	-	(1,893,224)
Land rights	(5,807)	(1,088)	-	(6,895)
Finance lease	(31,587)	(7,707)	-	(39,294)
Intangible assets	(271,202)	252,712	-	(18,490)
Total deferred tax liabilities	(1,958,796)	893	-	(1,957,903)
Deferred tax liabilities of the Company - net	(670,747)	(669,870)	-	(1,340,617)
Deferred tax liabilities of the subsidiaries - net	(2,549,763)	(173,515)	(9,919)	(2,733,197)
Total deferred tax liabilities - net	(3,220,510)	(843,385)	(9,919)	(4,073,814)
Total deferred tax assets - net	94,953	(33,261)	-	61,692
*as restated, refer to Note 2p

	December 31, 2010	(Charged) credited to the consolidated statements of comprehensive income	September 30, 2011
The Company
Deferred tax assets:
Deferred consideration for business combinations	26,557	(26,557)	-
Allowance for doubtful accounts	286,599	(13,342)	273,257
Net periodic pension and other post-retirement benefits costs	85,615	12,528	98,143
Accrued expenses	5,781	123	5,904
Accrued early retirement	-	157,237	157,237
Accrued for employee benefits	85,996	(23,476)	62,520
Allowance for inventory obsolescence	20,446	2,548	22,994
Deferred connection fee	106,292	(15,948)	90,344
Total deferred tax assets	617,286	93,113	710,399

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

g.     Deferred tax assets and liabilities

	December 31, 2010	(Charged) credited to the consolidated statements of comprehensive income	September 30, 2011
Deferred tax liabilities:
Difference between accounting and tax property, plant and equipment's net book value	(1,893,224)	(68,535)	(1,961,759)
Land rights	(6,895)	(883)	(7,778)
Finance lease	(39,294)	3,551	(35,743)
Intangible assets	(18,490)	6,656	(11,834)
Vehicle employment facility	-	(2,547)	(2,547)
Total deferred tax liabilities	(1,957,903)	(61,758)	(2,019,661)
Deferred tax liabilities of the Company - net	(1,340,617)	31,355	(1,309,262)
Deferred tax liabilities of the subsidiaries - net	(2,733,197)	237,890	(2,495,307
Total deferred tax liabilities - net	(4,073,814)	269,245	(3,804,569)
Total deferred tax assets - net	61,692	(13,537)	48,155

Realization of the deferred tax assets is dependent upon future profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than the estimates.

h.     Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self assessment. Up to fiscal year 2007, DGT may assess or amend taxes within ten years of the time the tax becomes due, or until the end of 2013, whichever is earlier. There are new rules applicable to fiscal year 2008 and subsequent years stipulating that the DGT may assess or amend taxes within five years of the time the tax becomes due.

On September 23, 2008, the President of the Republic Indonesia and MoJHR has signed and enacted the Tax Law No. 36/2008 concerning the Fourth Amendment of the Tax Law No. 7/1983 of Income Taxes. This regulation stipulates that the corporate tax rate will be a flat rate of 28% in 2009 (previously calculated using progressive tax rates ranging from 10% to 30%) and 25% in 2010. As of December 31, 2008 and 2009, the Company and its subsidiaries measured the effect of the change of enacted tax rate in calculating its deferred tax assets and liabilities depending on the timing of realization of its estimates.

Other than tariff changes, the Tax Law No. 36/2008 also stipulates a reduction of 5% from the top rate applicable for qualifying companies listed and for whose stock is traded on the IDX which meet the prescribed criteria that the stocks owned by the public are 40% or more of the total fully paid and traded stocks on the IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks. These requirements should be fulfilled by the publicly-listed companies for a period of 6 months in one tax year. The Company has met all of the required criteria, therefore, for the purposes of calculating income tax expenses and liabilities for the financial reporting periods of December 31, 2010 and September 30, 2011, the Company considers a tax rate decrease of 5%.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

38.  TAXATION (continued)

h.     Administration (continued)

No tax audit has been conducted for fiscal year 2003, 2005, 2006, 2007 and 2009 for the Company. A tax audit has been completed for all other fiscal years.

Currently, Telkomsel is audited by Tax Authorities for overpayment of 2010 Corporate Income Tax.

In 2008, DGT issued a sunset policy program in the form of an opportunity for the tax payer to make a revision in the prior years for underpaid Annual SPT, which will be granted free tax administration sanction and no assessment in the related fiscal year, unless the DGT find new evidence to perform the assessment and investigation. The Company and Telkomsel have utilized the sunset policy program through SPT revision. The Company settled the tax underpayments for fiscal years 2003, 2005 and 2006 amounting to Rp.1.9 billion, Rp.2.8 billion and Rp.2.4 billion, respectively, and Telkomsel for fiscal year 2003 amounting to Rp.1.9 billion. In addition, the Company received a certificate of tax investigation exemption from DGT for fiscal year 2007, 2008, 2009 and 2010, unless the Company files for overpaid Annual SPT then a tax assessment will be performed.

39.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing income for the period attributable to owners of the parent by the weighted average number of shares outstanding during the year, totaling 19,669,424,780  and 19,636,020,102 for nine months period ended September 30, 2010 and 2011, respectively.

Basic earning per share amounting to Rp.455.55 and Rp.427.03 (full amount) for nine months period ended September 30, 2010 and 2011, respectively.

The Company does not have potentially dilutive ordinary shares.

40.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 17 dated June 11, 2010 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2009 amounting to Rp.5,666,070 million or Rp.288.06 per share (of which Rp.524,190 million or Rp.26.65 per share was distributed as an interim cash dividend in November 2009).

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 21 dated May 19, 2011 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for 2010 amounting to Rp.6,345,350 million (of which Rp.526,157 million or Rp.26.75 per share was distributed as an interim cash dividend in December 2010).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS

	December 31, 2010	September 30, 2011
Accrued pension and other post-retirement benefit costs
Pension
The Company	61,044	85,358
Telkomsel	147,889	234,207
Accrued pension costs	208,933	319,565
Other post-retirement benefits	240,627	267,400
Obligation under Labor Law	87,430	105,706
Accrued pension and other post-retirement benefit costs	536,990	692,671
Prepaid pension benefit costs	988	821
Net periodic pension costs (benefits)	430,170	288,270
The Company
Telkomsel	74,966	88,094
Infomedia	(524)	168
Net periodic pension costs (Note 34)	504,612	376,532
Other post-retirement cost (Note 34)	65,876	48,406
Other employee benefits (Note 34)	22,920	18,614

a.       Pension

        1.     The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided to employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the year ended December 31, 2010 and nine months period ended September 30, 2011 amounted to Rp.485,254 million and Rp.142,638 million, respectively.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

        1.     The Company (continued)

The defined contribution pension plan is provided to employees hired with permanent status on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (“Dana Pensiun Lembaga Keuangan” or “DPLK”). The Company’s contribution to DPLK is determined based on certain percentage of the participants’ salaries and amounted to Rp.4,396 million and Rp.3,704 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively.

The following table presents the change in projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of December 31, 2010 and September 30, 2011, for its defined benefit pension plan:

	December 31, 2010	September 30, 2011
Change in projected benefits obligation
Projected benefits obligation at beginning of year	11,753,439	14,019,578
Service costs	330,734	296,839
Interest costs	1,199,971	974,276
Plan participants' contributions	42,371	33,524
Actuarial (gains) losses	1,174,236	(2,183,146)
Expected benefits paid	(916,148)	(518,307)
Benefits changed	434,975	-
Projected benefits obligation at end of period	14,019,578	12,622,764
Change in plan assets
Fair value of plan assets at beginning of year	12,300,181	15,097,688
Expected return on plan assets	1,286,718	1,080,745
Employer’s contributions	485,254	142,638
Plan participants' contributions	42,371	33,524
Actuarial (losses) gains	1,603,747	(2,142,233)
Expected benefits paid	(620,583)	(436,927)
Fair value of plan assets at end of period	15,097,688	13,775,435
Funded status	1,078,110	1,152,671
Unrecognized prior service costs	1,399,299	1,195,497
Unrecognized net actuarial gains	(2,538,453)	(2,433,526)
Accrued pension benefit costs	(61,044)	(85,358)

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

        1.     The Company (continued)

In 2007, the Company provides pension benefit based on uniformulation for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.698,583 million, which is amortized over 9.9 years until 2016. In 2010, the Company replaced the uniformulation with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, death or disabled starting from February 1, 2009. The change in benefit had increased the Company’s liabilities by Rp.434,975 million, which is amortized over 8.63 years until 2018.

The actual return on plan assets was Rp.2,890,465  million and  Rp.503,200  million for the years ended December 31, 2010 and nine months period ended September 30, 2011, respectively.

The movement of the accrued pension benefits costs for the years ended December 31, 2010 and nine months period ended September 30, 2011, is as follows:

	December 31, 2010	September 30, 2011
Accrued pension benefits costs at beginning of year	410,209	61,044
Net periodic pension cost less amounts charged to subsidiaries	430,170	288,270
Amounts charged to subsidiaries under contractual agreements	1,484	975
Employer’s contributions	(780,819)	(264,931)
Accrued pension benefits costs at end of period	61,044	85,358

As of December 31, 2010 and September 30, 2011, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of December 31, 2010, plan assets included Series B shares and bonds issued by the Company with fair value totaling Rp.268,801 million and Rp.155,700 million, respectively, representing 1.78% and 1.03% of total assets of Dapen as of December 31, 2010, respectively. As of September 30, 2011, plan assets included Series B shares and bonds issued by the Company with fair value totaling Rp.268,412 million and Rp.156,375 million, respectively, representing 1.95% and 1.14% of total assets of Dapen as of September 30, 2011, respectively.

The actuarial valuation for the defined benefit pension plan and the other post-retirement benefits (Note 41b) was performed based on the measurement date as of December 31,  2009 and 2010, with reports dated March 30, 2010 and March 15, 2011, respectively, by PT Towers Watson Purbajaga (“TWP”) (formerly PT Watson Wyatt Purbajaga), an independent actuary in association with Towers Watson (“TW”) (formerly Watson Wyatt Worldwide). The principal actuarial assumptions used by the independent actuary as of December 31, 2009 and 2010, are as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

        1.     The Company (continued)

	December 31, 2009	December 31, 2010
Discount rate	10.75%	9.5%
Expected long-term return on plan assets	10.5%	9.7%
Rate of compensation increases	8%	8%

The components of net periodic pension costs are as follows:

	December 31, 2010	September 30, 2011
Service costs	330,734	296,839
Interest costs	1,199,971	974,276
Expected return on plan assets	(1,286,718)	(1,080,745)
Amortization of prior service costs	312,074	203,802
Recognized actuarial gain	(124,407)	(104,927)
Net periodic pension costs	431,654	289,245
Amount charged to subsidiaries under contractual agreements	(1,484)	(975)
Total net periodic pension costs less amounts charged to subsidiaries (Note 34)	430,170	288,270

        2.     Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”),      a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

The following table reconciles the unfunded status of the plans with the amounts included in the consolidated statement of financial positions as of December 31, 2010 and September 30, 2011:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.       Pension (continued)

        2.     Telkomsel (continued)

	December 31, 2010	September 30, 2011
Projected benefits obligation	(662,802)	(758,008)
Fair value of plan assets	245,985	247,762
Unfunded status	(416,817)	(510,246)
Unrecognized items in the consolidated statement of financial position:
Unrecognized prior service costs	639	553
Unrecognized net actuarial losses	268,289	275,486
Accrued pension benefits costs	(147,889)	(234,207)

The components of the net periodic pension costs are as follows:

	December 31, 2010	September 30, 2011
Service costs	43,507	50,480
Interest costs	41,914	44,725
Expected return on plan assets	(16,156)	(16,590)
Amortization of past service costs	115	86
Recognized actuarial losses	5,586	9,393
Net periodic pension costs (Note 34)	74,966	88,094

The net periodic pension cost for the pension plan was calculated based on the measurement date as of December 31, 2009 and 2010, with reports dated February 8, 2010 and February 23, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary based on the measurement date as of December 31, 2009 and 2010 for each of the year, are as follows:

	December 31, 2009	December 31, 2010
Discount rate	10.5%	9%
Expected long-term return on plan assets	10.5%	9%
Rate of compensation increases	8%	8%

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

a.     Pension (continued)

3.     Infomedia

Infomedia provides a defined benefit pension plan to its employees. The reconciliation of the funded status of the plan with the net amount recognized in the consolidated statement of financial positions as of December 31, 2010 and September 30, 2011, are as follows:

	December 31, 2010	September 30, 2011
Projected benefits obligation	(8,208)	(9,167)
Fair value of plan assets	9,196	9,988
Funded status	988	821
Prepaid pension benefits costs	988	821

The net periodic pension costs (benefits) of Infomedia amounted to (Rp.524) million and Rp.168 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively (Note 34).

b.       Other post-retirement benefits

The Company provides other post-retirement benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of last housing allowance (“Biaya Fasilitas Perumahan Terakhir” or BFPT) and home passage leave (“Biaya Perjalanan Pensiun dan Purnabhakti” or BPP).

The movement of the other post-retirement benefits for the years ended December 31, 2010 and nine months period ended September 30, 2011, are as follows:

	December 31, 2010	September 30, 2011
Accrued other post-retirement benefits costs at beginning of year	209,183	240,627
Other post-retirement benefits costs	65,876	48,406
Other post-retirement benefits paid	(34,432)	(21,633)
Total accrued other post-retirement benefits costs at end of period	240,627	267,400

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

41.  PENSION AND OTHER POST-RETIREMENT BENEFITS (continued)

b.       Other post-retirement benefits (continued)

The components of the net periodic other post-retirement benefits costs for the year ended December 31, 2010 and nine months period ended September 30, 2011, are as follows:

	December 31, 2010	September 30, 2011
Service costs	18,690	6,704
Interest costs	35,900	27,616
Amortization of past service costs	6,826	5,120
Recognized actuarial losses	4,460	8,966
Total net periodic other post-retirement benefits costs (Note 34)	65,876	48,406

        c.     Obligation under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not covered yet by the sponsored pension plans, to their employees upon retirement age. The total related obligation recognized as of December 31, 2010 and September 30, 2011 amounted to Rp.87,430 million and Rp.105,706 million, respectively. The related employees’ benefits cost charged to expense amounted to Rp.22,920 million and Rp.18,614 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively (Note 34).

42.  LONG SERVICE AWARDS (“LSA”)

Telkomsel provides certain cash awards or certain number of days leave benefits to its employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach the anniversary dates during employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who met the requisite number of years of service and with a certain minimum age.

The obligation with respect to these awards was determined based on an actuarial valuation using the Projected Unit Credit method, and amounted to Rp.242,149 million and Rp.238,574 million as of December 31, 2010 and September 30, 2011 , respectively (Note 44). The related benefits costs charged to expense amounted to Rp.78,323 million and Rp.37,358 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively (Note 34).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.  POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 no longer are entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“Yakes”).

The defined contribution post retirement health care plan is provided to employees hired with permanent status on or after November 1, 1995 or employees with terms of service less than 20 years on the time of retirement. The Company’s contribution amounted to Rp.20,117 million and Rp.19,047 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively.

The following table presents the change in the projected benefits obligation, change in plan assets, funded status of the plan and net amount recognized in the Company’s consolidated statement of financial positions as of December 31, 2010 and September 30, 2011:

	December 31, 2010	September 30, 2011
Change in projected benefits obligation
Projected benefits obligation at beginning of year	7,165,974	8,741,111
Service costs	83,921	31,967
Interest costs	744,551	613,418
Actuarial (gains) losses	1,034,589	(474,853)
Expected post-retirement health care paid	(287,924)	(197,606)
Projected benefits obligation at end of year	8,741,111	8,714,037
Change in plan assets
Fair value of plan assets at beginning of year	6,022,263	8,005,054
Expected return on plan assets	589,530	495,883
Employer’s contributions	990,688	252,506
Actuarial (losses) gains	690,497	(474,853)
Expected post-retirement health care paid	(287,924)	(197,606)
Fair value of plan assets at end of year	8,005,054	8,080,984
Funded status	(736,057)	(633,053)
Unrecognized net actuarial gains	(313,973)	(313,973)
Accrued post-retirement health care benefits costs	(1,050,030)	(947,026)

The actual return on plan assets was Rp.1,280,027 million and Rp.385,659 million for the year ended December 31, 2010 and nine months period ended September 30, 2011, respectively.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

The components of net periodic post-retirement health care benefits cost are as follows:

	December 31, 2010	September 30, 2011
Service costs	83,921	31,967
Interest costs	744,551	613,418
Expected return on plan assets	(589,530)	(495,883)
Net periodic post-retirement benefits costs	238,942	149,502
Amounts charged to subsidiaries under contractual agreements	(688)	(507)
Total net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 34)	238,254	148,995

        As of December 31, 2010 and September 30, 2011 , plan assets included the Company’s Series B shares with total fair value of Rp.34,419  million and Rp.43,554  million, respectively.

The movements of the accrued post-retirement health care benefits costs for the years ended December 31, 2010 and nine months period ended September 30, 2011,  are as follows:

	December 31, 2010	September 30, 2011
Accrued post-retirement health care benefits costs at beginning of year	1,801,776	1,050,030
Net periodic post-retirement health care benefits costs less amounts charged to subsidiaries (Note 34)	238,254	148,995
Amounts charged to subsidiaries under contractual agreements	688	507
Employer’s contributions	(990,688)	(252,506)
Accrued post-retirement health care benefits costs at end of year	1,050,030	947,026

The actuarial valuation for the post-retirement health care benefits was performed based on the measurement date as of December 31, 2009 and 2010, with reports dated March 30, 2010 and March 15, 2011, respectively, by TWP, an independent actuary in association with TW. The principal actuarial assumptions used by the independent actuary as of December 31, 2009 and 2010, are as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

43.  POST-RETIREMENT HEALTH CARE BENEFITS (continued)

	December 31, 2009	December 31, 2010
Discount rate	10.75%	9.5%
Expected long-term return on plan assets	9.25%	8.21%
Health care costs trend rate assumed for next year	10%	8%
Ultimate health care costs trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2012	2011

44.  RELATED PARTY TRANSACTIONS

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company's policy that the pricing of these transactions be the same as those of arm’s-length transactions.

The following are significant agreements/transactions with related parties:

a.     Government

i.      The Company obtained two-step loans from the Government, the Company's majority stockholder (Note 20).

Interest expense for two-step loans amounted to Rp.121,332 million and Rp.113,863 million for nine months period ended September 30, 2010 and 2011, respectively. Interest expense for two-step loans represent 8.49% and 9.42% of the total interest expense for each period.

ii.     The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications and Information of the Republic of Indonesia.

        Concession fees amounted to Rp.255,915 million and Rp.263,651 million for nine months period ended September 30, 2010 and 2011, respectively (Note 35), representing 0.7% of the total operating expenses for each period. Radio frequency usage charges amounted to Rp.2,631,906 million and Rp.2,384,569 million for nine months period ended September 30, 2010 and 2011, respectively (Note 35), representing 7.5% and 6.5% of the total operating expenses for each period.

        Telkomsel paid an up-front fee for the 3G license amounting to Rp.756,000 million and recognized an intangible asset (Note 13.iii).

iii.    Starting 2005, the Company and its subsidiaries pay USO charges to the Ministry of Communications and Information of the Republic of Indonesia pursuant to MoCI Regulation No.15/Per/M.KOMINFO/9/2005 of September 30, 2005.

        USO charges amounted to Rp.624,020 million and Rp.635,947 million for nine months period ended September 30, 2010 and 2011, respectively (Note 35), representing 1.8% and 1.7% of the total operating expenses for each period.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.          RELATED PARTY TRANSACTIONS (continued)

b.     Commissioners and Directors remuneration

i.      The Company and its subsidiaries provide honorarium and facilities to support the operational duties of their Board of Commissioners. The total of such benefits amounted to Rp.42,208 million and Rp.41,695 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.1% of the total operating expenses for each period.

ii.        The Company and its subsidiaries provide salaries and facilities to support the operational duties of their Board of Directors. The total of such benefits amounted to Rp.118,564 million and Rp.112,385 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.3% of the total operating expenses for each period.

c.     Indosat

The Company considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one Director and one Commissioner of Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

        The principal matters covered by the agreement are as follows:

i.      The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, Package Switched Data Network (PSDN), television, teleprinter, Alternate Voice/Data Telecommunications (AVD), hotline and teleconferencing.

ii.        The Company and Indosat are responsible for their respective telecommunications facilities.

iii.      Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.    The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the MoC.

        The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

        The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, enabling each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network and allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff, the tariff already taken into account the compensation of its billing and collection. The agreement is valid and effective starting on January to December 2011, and can be applied until a new Minutes of Agreement available.

        On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 8/2006 (Note 47). These amendments took effect on January 1, 2007.

        Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:

i.     Telkomsel’s GSM mobile cellular telecommunications network is interconnected with PT Indosat’s international gateway exchanges to facilitate outgoing and incoming international calls.

        ii.     Telkomsel’s and Indosat’s GSM mobile cellular telecommunications networks are interconnected to allow cross-network communications among their subscribers.

iii.   In exchange for these interconnections, Indosat is entitled to a certain amount as compensation.

iv.   Interconnection equipment installed by one of the parties in another party’s premises remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

        The Company and its subsidiaries were earned interconnection income from Indosat of Rp.700,125 million and Rp.617,199 million for nine months period ended September 30, 2010 and 2011, respectively, representing 1.3% and 1.2% of the total operating revenues for each period.

        The Company and its subsidiaries were charged interconnection charges from Indosat of Rp.685,044 million and Rp.604,270 million for nine months period ended September 30, 2010 and 2011, respectively, representing 2.0%  and 1.6% of the total operating expenses for each period.

        Telkomsel also has an agreement with Indosat on the usage of Indosat's telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on annual review and mutual agreement by both parties. In 2009, the agreement was renewed for 5 (five) years through April 1, 2014. The income (expense) from the usage of the facilities amounted to Rp.3,238 million and Rp.2,603 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.01% of the total operating income (expense) for nine months period ended September 30, 2010 and 2011, respectively.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

        Other agreements between Telkomsel and Indosat are as follows:

i.      Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System ("J-S Cable System")

        On October 10, 1996, Telkomsel, Lintasarta, PT Satelit Palapa Indonesia (“Satelindo”) and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System and is valid for 25 years. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction costs. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel's share of the operating and maintenance cost of the cable system amounted to Rp.426 million and Rp.5 million for nine months period ended September 30, 2010 and 2011, respectively.

ii.    IRU Agreement

        On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA-ME-WE 3 and Tail Link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an IRU for certain capacity of the Link starting from September 21, 2000 until September 20, 2015, in return for an up-front payment of US$2.7 million (Note 12). In addition to the up-front payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

        On December 8, 2010, the agreement was terminated with no refund of upfront payment.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the right to use of 30 years. Satelindo paid Rp.17,210 million in 1994 while the remaining balance Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan” or HPL) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of December 31, 2010 and September 30, 2011, the prepaid portion is shown in the consolidated statement of financial positions as “Advances from customers and suppliers”.

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media, Lintasarta and PT Sistelindo Mitralintas. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenues earned from these transactions amounted to Rp.101,486 million and Rp.92,010 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.2% of the total operating revenues for each period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

c.     Indosat (continued)

Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.21,453 million and Rp.16,463 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.04% and 0.03% of total operating revenues for each period.

                Telkomsel has an agreement with Lintasarta (valid until October 31, 2010, however, the current usage of the system is temporarily based on the agreement) and PT Artajasa  Pembayaran Elektronis (“Artajasa”) (valid until May 2011) (a 39.8% owned subsidiary of Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.19,506 million and Rp.21,915 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.1% of the total operating expenses for each period.

d.     Others

Transactions with all BUMN are considered as related parties transactions:

(i)             The Company provides telecommunication services to substantially all Government Agencies in Indonesia for which transactions are treated as that of third parties customers.

(ii)            The Company has entered into agreements with Government Agencies and associated companies, namely CSM, Patrakom and PSN for the utilization of the Company's satellite transponders or frequency channels. Revenues earned from these transactions amounted to Rp.93,461 million and Rp.86,105 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.2% of the total operating revenues for each period.

(iii)           The Company provides leased lines to associated companies, namely CSM, Patrakom, PSN and Gratika. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenues earned from these transactions amounted to Rp.32,995 million and Rp.24,667 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.1%  and 0.05% of the total operating revenues for each period.

(iv)          The Company purchases property, plant and equipment including construction and installation services from a number of related parties. These related parties include, among others, PT Industri Telekomunikasi Indonesia (“INTI”) and Kopegtel. Purchases made from these related parties amounted to Rp.75,043 million and Rp.138,792 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.7% and 2.8% of the total fixed assets purchased in each period.

(v)            INTI is also a major contractor and supplier of equipment, including construction and installation services of Telkomsel. Purchases from INTI for nine months period ended September 30, 2010 and 2011 amounted to Rp.84,510 million and Rp.40,175 million, respectively, representing 0.8% of the total fixed assets purchased in each period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

d.     Others (continued)

(vi)          Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The agreement was extended until March 13, 2011. The lease charges amounted to Rp.132,582 million and Rp.124,843 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.4% and 0.3% of the total operating expenses for each period.

(vii)         The Company and its subsidiaries insured their property, plant and equipment against property losses, inventories and employees' social security from Jasindo, PT Asuransi Tenaga Kerja and Jiwasraya, state-owned insurance companies. Insurance premiums amounted to Rp.291,989 million and Rp.330,721 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.8% and 0.9% of the total operating expenses for each period.

(viii)       The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of these banks are appointed as collecting agents for the Company. Total placements in the form of current accounts, time deposits and mutual funds in state-owned banks amounted to Rp.7,362,270 million and Rp.7,653,175 million as of  September 30, 2010 and 2011, respectively, representing 7.4% and 7.7% of the total assets. Interest income recognized for nine months period ended September 30, 2010 and 2011 amounted to Rp.91,843 million and Rp.168,271 million, representing 31.8% and 43.6%  of the total interest income for each period.

(ix)          The Company and its subsidiaries obtained loans from state-owned banks. Interest expense on these loans for nine months period ended September 30, 2010 and 2011 amounted to Rp.664,439 million and Rp.444,740 million, respectively, representing 46.5% and 36.8% of the total interest expense for each period.

(x)            The Company leases buildings, leases vehicles, purchases materials and construction services, and utilizes maintenance and cleaning services of Kopegtel and PT Sandhy Putra Makmur (“SPM”), a subsidiary of Yayasan Sandikara Putra Telkom - a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.439,571 million and Rp.367,798 million for nine months period ended September 30, 2010 and 2011, respectively, representing 1.3% and 1.0% of the total operating expenses for each period.

(xi)          The Company and its subsidiaries earned interconnection revenues from PSN, with a total of Rp.3,711 million and Rp.3,266 million for nine months period ended September 30, 2010 and 2011, respectively, representing  0.01% of the total operating revenues for each period. And incurred interconnection expenses from PSN, with a total of Rp.3,782 million and Rp.2,871 million for nine months period ended September 30, 2010 and 2011, respectively, representing  0.01% of the total operating expenses for each period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

d.     Others (continued)

(xii)         The Company has RSA with Kopegtel. Kopegtel’s share in revenues from these arrangements amounted to Rp.657 million and Rp.408 million for nine months period ended September 30, 2010 and 2011, respectively, representing less than 0.01% of the total operating revenues for each period.

(xiii)       Telkomsel has operating lease agreements with Patrakom and CSM for the use of their transmission link for 3 years, subject to extension. Lease charges amounted to Rp.148,595 million and Rp.133,817 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.4% of the total operating expenses for each period.

(xiv)       Koperasi Pegawai Telkomsel (“Kisel”) is a cooperation that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.410,730 million and Rp.498,029 million for nine months period ended September 30, 2010 and 2011, respectively, representing 1.2% and 1.4% of the total operating expenses for each period. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,644,348 million and Rp.1,729,372 million for nine months period ended September 30, 2010 and 2011, respectively, representing 3.2%  and 3.3% of the total operating revenues for each period.

 (xv)    Telkomsel has procurement agreements with Gratika, a subsidiary of Dapen, for installation and maintenance of equipment. The agreement was valid initially from February 14, 2006 to December 31, 2009 and has been extended until March 31, 2011. As of the issuance date of the consolidated financial statements, the agreement is in the process of being extended. Total procurement for installations of equipment amounted Rp.18,770 million and Rp.5,137 million for nine months period ended September 30, 2010 and 2011, respectively, representing 0.2% and 0.1% of the total acquisition of fixed assets for each period; and for maintenance of equipment amounted to Rp.10,870 million and Rp.7,880 million for nine months period ended September 30, 2010 and 2011, respectively, representing less than 0.01% and 0.02% of the total operating expenses for each period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

Presented below are balances of accounts with related parties:

		December 31, 2010		September 30, 2011
		Amount	% of total assets	Amount	% of total assets
a.	Cash and cash equivalents (Note 5)	7,443,452	7.46	7,230,430	7.27
b.	Temporary investments	300,977	0.30	287,583	0.29
c.	Trade receivables - net (Note 6)	780,043	0.78	1,240,220	1.25
d.	Other receivables
	State-owned banks (interest)	13,978	0.01	4,897	0.01
	Patrakom	1,888	0.00	3,169	0.00
	Gratika	262	0.00	328	0.00
	Yakes	22	0.00	22	0.00
	Other	837	0.00	160	0.00
	Total	16,987	0.01	8,576	0.01
e.	Advances and prepaid expenses (Note 8)	2,401,386	2.41	829,063	0.83
f.	Other current assets (Note 9)
	BNI	593	0.00	593	0.00
	BRI	347	0.00	-	0.00
	Bank Mandiri	235	0.00	499	0.00
	Total	1,175	0.00	1,092	0.00
g.	Prepaid pension benefit cost (Note 41)	988	0.00	821	0.00
h.	Advances and other non-current assets (Note 12)
	BNI	94,544	0.09	92,653	0.09
	Bank Mandiri	5,020	0.01	4,692	0.00
	Perusahaan Umum Percetakan Uang Republik Indonesia (Peruri)	813	0.00	813	0.00
	Total	100,377	0.10	98,158	0.09
i.	Escrow accounts (Note 14)	41,552	0.04	40,604	0.04

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

44.  RELATED PARTY TRANSACTIONS (continued)

		December 31, 2010		September 30, 2011
		Amount	% of total liabilities	Amount	% of total liabilities
j.	Trade payables (Note 15)
	Government Agencies	400,238	0.92	367,545	0.89
	Kopegtel	140,311	0.32	70,595	0.17
	State-owned enterprises	287,433	0.67	62,183	0.15
	Indosat	62,369	0.14	56,076	0.14
	Yakes	60,562	0.14	45,976	0.11
	SPM	12,446	0.03	3,710	0.01
	Gratika	33,515	0.08	3,340	0.01
	Patrakom	837	0.00	1,518	0.00
	INTI	13,917	0.03	1,016	0.00
	PSN	551	0.00	97	0.00
	Others	141,695	0.33	62,290	0.15
	Total	1,153,874	2.66	674,346	1.63
k.	Accrued expenses (Note 16)
	Employees	894,733	2.07	1,378,552	3.34
	Government Agencies and state-owned banks	65,522	0.15	87,048	0.21
	PT Jaminan Sosial Tenaga Kerja (Persero)	22,649	0.05	22,306	0.05
	Total	982,904	2.27	1,487,906	3.60
l.	Short-term bank loans (Note 18)
	BSM	4,000	0.01	7,000	0.02
m.	Accrued LSA (Note 42)	242,149	0.56	238,574	0.58
n.	Accrued post-retirement health care benefits (Note 43)	1,050,030	2.42	947,026	2.30
o.	Accrued pension and other post-retirement benefits costs (Note 41)	536,990	1.24	692,671	1,68
p.	Two-step loans (Note 20)	3,136,666	7.24	2,830,218	6.86
q.	Bonds and notes (Note 21)	100,750	0.23	88,700	0.22
r.	Long-term bank loans (Note 22)
	BNI	3,748,871	8.65	2,457,563	5.96
	Bank Mandiri	3,073,387	7.09	2,109,478	5.12
	BRI	2,197,000	5.07	1,258,730	3.05
	BTN	7,084	0.02	-	-
	Total	9,026,342	20.83	5,825,771	14.13

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operating in Indonesia namely: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, SLJJ and international telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offers customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Others”, comprising of information technology services, telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

				2010*
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
External operating revenues	16,076,425	2,266,972	32,647,160	318,340	51,308,897	-	51,308,897
Inter-segment operating revenues	3,827,862	130,845	1,422,333	531,690	5,912,730	(5,912,730)	-
Total segment revenues	19,904,287	2,397,817	34,069,493	850,030	57,221,627	(5,912,730)	51,308,897
External operating expenses	(13,175,440)	(2,075,546)	(18,192,411)	(671,366)	(34,114,763)	-	(34,114,763)
Inter-segment operating expenses	(2,701,429)	(92,434)	(3,102,345)	(30,580)	(5,926,788)	5,926,788	-
Segment expenses	(15,876,869)	(2,167,980)	(21,294,756)	(701,946)	(40,041,551)	5,926,788	(34,114,763)
Segment results	4,027,418	229,837	12,774,737	148,084	17,180,076	14,058	17,194,134
Interest income							289,266
Equity in net income of associated companies							(6,195)
Interest expense							(1,429,873)
Gain on foreign exchange - net							131,024
Other income - net							336,460
Income tax expense							(4,331,207)
Income for the period							12,183,609
Foreign currency translation							(1,994)
Change in fair value of available-for-sale financial assets - net of tax							32,620
Total comprehensive income for the period							12,214,235
Other informatio
Segment assets	43,145,141	247,682	60,906,846	845,032	105,144,701	(5,412,694)	99,732,007
Investments in associates	(4,698,271)	4,940,016	20,360	-	262,105	-	262,105
Total consolidated assets							99,994,112
Total consolidated liabilities	(21,082,497)	(880,560)	(29,885,462)	(330,587)	(52,179,106)	5,410,510	(46,768,596)
Capital expenditures	(2,832,057)	(25,758)	(6,416,167)	(44,340)	(9,318,322)	-	(9,318,322)
Depreciation and amortization	(3,271,363)	(549,541)	(7,196,564)	(25,529)	(11,042,997)	-	(11,042,997)
Other non-cash expenses	(293,207)	(26,247)	(97,750)	(5,443)	(422,647)	-	(422,647)

* as restated, refer to Note 2p

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

45.  SEGMENT INFORMATION (continued)

				2011
	Fixed wireline	Fixed wireless	Cellular	Others	Total before elimination	Elimination	Total consolidated
Segment results
External operating revenues	16,632,118	1,701,318	34,337,118	380,337	53,050,891	-	53,050,891
Inter-segment operating revenues	4,706,607	(96,588)	1,675,886	795,903	7,081,808	(7,081,808)	-
Total segment revenues	21,338,725	1,604,730	36,013,004	1,176,240	60,132,699	(7,081,808)	53,050,891
External operating expenses	(13,823,717)	(2,253,208)	(19,752,021)	(900,605)	(36,729,551)	-	(36,729,551)
Inter-segment operating expenses	(3,748,385)	57,993	(3,388,494)	(35,520)	(7,114,406)	7,114,406	-
Segment expenses	(17,572,102)	(2,195,215)	(23,140,515)	(936,125)	(43,843,957)	7,114,406	(36,729,551)
Segment results	3,766,623	(590,485)	12,872,489	240,115	16,288,742	32,598	16,321,340
Interest income							385,640
Equity in net income of associated companies							(1,916)
Interest expense							(1,209,201)
Loss on foreign exchange - net							(40,341)
Other income - net							288,217
Income tax expense							(4,037,800)
Income for the period							11,705,939
Foreign currency translation							492
Change in fair value of available-for-sale financial assets - net of tax							(4,891)
Total comprehensive income for the period							11,701,540
Other information
Segment assets	40,444,687	4,586,440	58,321,288	1,088,246	104,440,661	(5,219,432)	99,221,229
Investments in associates	231,646	-	20,359	-	252,005	-	252,005
Total consolidated assets							99,473,234
Total consolidated liabilities	(22,076,225)	(596,539)	(23,329,034)	(451,930)	(46,453,728)	5,219,432	(41,234,296)
Capital expenditures	(3,214,431)	(27,266)	(5,426,285)	(64,826)	(8,732,808)	-	(8,732,808)
Depreciation and amortization	(2,426,211)	(552,473)	(7,771,321)	(32,198)	(10,782,203)	-	(10,782,203)
Other non-cash expenses	(361,437)	(15,560)	(106,952)	(3,817)	(487,766)	-	(487,766)

46.  REVENUE-SHARING ARRANGEMENTS (“RSA”)

The Company has entered into agreements with several investors under RSA to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of September 30, 2011, the Company has 10 RSA’s with 8 investors. The RSA’s are located mainly in East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang, with concession periods ranging from 87 to 148 months.

Under the RSA, the investors finance the costs incurred in developing the telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing periods. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

46.  RSA (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

In 2009, the Company made amendments to some PBH agreements for extending the PBH period and the PBH ratio between the Company and investors.

The net book value of the property, plant and equipment under RSA which have been transferred to property, plant and equipment of the Company (Note 2p.i) amounted to Rp.11,424 million and Rp.2,352 million as of December 31, 2010 and September 30, 2011, respectively (Note 11).

47.  TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36/1999 and Government Regulation No. 52/2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunications services, at price cap formula set by the Government.

a.       Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the MoCI Decree No. 15/Per/M.KOMINFO/4/2008 dated April 30, 2008 concerning Procedure for Tariff Calculation for Basic Telephone Service which connected through fixed line network.

Under the Decree, tariff structure for basic telephone services which is connected through fixed line network consists of the following:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee

Based on the Decree, the Company adjusted the tariffs effective August 1, 2008 as follows:

•         Local charges decreased by range from 2.5% to increase by 8.9%, depending on service usage and customer’s segment

•         SLJJ charges decreased by an average range from 36.9% to an increase by an average of 13.7%, depending on service usage and customer’s segment

•         SMS charges decreased by an average range from 42.8% to 49.7%, depending on service usage and customer’s segment

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

b.       Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 “Mechanism to Determine Tariff of Telecommunication Services which Connected Through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree of No. 12/PER/M.KOMINFO/02/2006.

Based Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008 of the MoCI the cellular tariffs consist of the following:

•         Basic services tariff

•         Roaming tariff

•         Multimedia tariff,

with the following structure:

•         Connection fee

•         Monthly charges

•         Usage charges

•         Additional facilities fee.

The tariffs are determined based on certain formula consisting of:

•         Network element cost;

•         Retail service activity cost plus margin.

The network element cost is determined using the Long Run Incremental Cost (LRIC) Bottom up Method. The operators are allowed to apply de-average  basic telephone service usage cost and bundling tariffs, at maximum equal to tariff determined using the above formula.

c.     Interconnection tariffs

On December 28, 2006, the Company and all network operators signed amendments to their interconnection agreements for fixed line (local, SLJJ and international) and mobile networks for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.

The Indonesian Telecommunication Regulatory Body (ITRB), in its letter No. 227/BRTI/XII/2010 dated December 31, 2010, decided to implement new interconnect tariffs effective from January 1, 2011 for cellular, satellite and domestic PSTN and effective from July 1, 2011 for fixed wireless access with a limited mobility, shall be as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.     Interconnection tariffs (continued)

(1)   Fixed line

a.       Local termination to the Company’s fixed wireline service tariff is Rp.73/minute to Rp.202/minute.

b.       Local termination to the Company’s fixed wireless service tariff is Rp.73/minute to Rp.211/minute.

c.        Long distance termination to the Company’s fixed wireline service tariff is Rp.539/minute to Rp.608/minute.

d.       Long distance termination to the Company’s fixed wireless service tariff is Rp.419/minute to Rp.611/minute.

e.        Domestic termination to the Company’s fixed wireline service tariff is Rp.594/minute.

f.        Domestic termination to the Company’s fixed wireless service tariff is Rp.610/minute.

g.        International origination from the Company’s fixed wireless to other provider’s international fixed network service tariff is Rp.610/minute.

(2)   Cellular

a.       Local termination and origination service tariff is Rp.251/minute.

b.       Long distance termination and origination service tariff is Rp.357/minute.

c.        Long distance termination from cellular mobile network service tariff is Rp.461/minute.

d.       Long distance termination from satellite network service tariff is Rp.463/minute.

e.        International termination and origination service tariff is Rp.453/minute.

As of the issuance date of the consolidated financial statements, the RIO is still in renewal process.

Based on Decree No. 14/PER/M.KOMINFO/02/2009 dated February 25, 2009 of the Ministry of Communication and Information Technology, interconnection among operators is settled through a telecommunication traffic clearing process. The clearing function is undertaken collectively by operators under supervision of the Indonesian Telecommunication Regulatory Body.

On March 2, 2009, 12 operators and PT Pratama Jaringan Nusantara (“PJN”) entered into an agreement for operating Telecommunicating Traffic Clearing System (“Sistem Kliring Trafik Telekomunikasi” or “SKTT”) that appointed PJN to conduct voice interconnect clearing processes. PJN was appointed to conduct voice interconnection clearing processes with the following conditions:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

c.     Interconnection tariffs (continued)

•         Tariff is Rp.0.4 for every call data record,

•         To support the process, PJN should provide SKTT within 6 months.

The agreement is valid for ten years, extendable based on agreement by both parties or may be terminated prior to such period, subject to amongst other things, PJN’s ability to:

•         Provide the system within the above-mentioned period,

•         Change its Articles of Association in compliance with Corporate Law No. 40/2007, within one month.

As of the issuance date of the consolidated financial statements, the operation of voice interconnect clearing by PJN has not been implemented.

d.     VoIP interconnection tariff

        Previously, the Minister of Communication (“MoC”) Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the MoC issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the MoC. Currently, the MoCI has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at an agreed fixed amount per minute.

e.     Network lease tariff

The Government regulated the form, type and tariff structure and tariff formula for services of network lease through MoCI Decree No. 03/Per/M.KOMINFO/1/2007 dated January 26, 2007. Pursuant to the MoCI Decree, the Government released Director General of Post and Telecommunication Decision Letter No. 115/Dirjen/2008 dated March 24, 2008 which stated the agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

The Company issued network leased tariffs which were valid starting from June 15, 2011, in a form of:

a.       Network leased activation fee starting from Rp.2,400,000.

b.       Monthly usage tariff for local end to end (under 25 km) varies starting from Rp.3,800,000 up to Rp.187,800,000 depending on the capacity, and monthly usage tariff for long distance end to end (over 25 km) varies starting from Rp.6,100,000 up to Rp.1,361,300,000 depending on the capacity.

c.        Monthly usage tariff for local point to point (under 25 km) varies starting from Rp.1,200,000 up to Rp.84,300,000 depending on the capacity, and monthly usage tariff for long distance point to point (over 25 km) varies starting from Rp.3,900,000 up to Rp.1,257,800,000 depending on the capacity.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

f.     Public phone kiosk (“warung telekomunikasi” or “wartel”) tariff

        The MoC issued Decree No. KM. 46/2002 dated August 7, 2002 regarding the operation of phone kiosks as replaced by the MoCI Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006, which provided the Company the entitlement to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.

g.     Tariff for other services

        The tariffs for satellite rental and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

        On September 27, 2010, the Company reduced the tariff for internet services by an average of 22% depending on the packages subscribe by the customers.

h.     Universal Service Obligation (“USO”)

        The MoCI issued Regulation No. 15/Per/M.KOMINFO/9/2005 dated September 30, 2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of their gross revenues (with due consideration for bad debts and interconnection charges) for USO development. Based on the Government’s Decree No. 7/2009 dated January 16, 2009, the contribution is changed to 1.25% of gross revenues, net of bad debts and/or interconnection charges and/or connection charges.

        Based MoCI Decree No. 32/PER/M.KOMINFO/10/2008 dated October 10, 2008 which replaced MoCI Decree No. 11/PER/M.KOMINFO/04/2007 dated April 13, 2007 and MoCI Decree No. 38/Per/M.KOMINFO/9/2007 dated September 20, 2007, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) which was established based on MoCI Decree No. 35/Per/M.KOMINFO/11/2006 dated November 30, 2006.

        On January 16, 2009 and January 23, 2009, Telkomsel was selected in a tender by the Government through BTIP to provide telecommunication access and services in rural areas (USO Program) for a total amount of Rp.1.66 trillion, covering all Indonesian territories except Sulawesi, Maluku and Papua. Telkomsel will obtain local fixed-line licenses and the right to use radio frequency in 2390 MHz-2400 MHz. Subsequently, the agreements have been amended and latest amendments dated June 2, 2010 was, among other things to change the price to Rp.1.758 trillion.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

47.  TELECOMMUNICATIONS SERVICES TARIFFS (continued)

        h.     USO (continued)

        In January 2010, the Ministry granted Telkomsel operating licenses to provide local fixed-line services under the USO program (Note 1d.a).

        On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of Rp.322,355 million, covering Nanggroe Aceh Darussalam, Sumatera Utara, Sulawesi Utara, Gorontalo, Sulawesi Tengah, Sulawesi Barat, Sulawesi Selatan and Sulawesi Tenggara.

        On December 23, 2010, the Company was selected in a tender by the Government through BTIP to provide mobile internet access service centers for USO sub-districts for a total amount of Rp.527,630 million, covering Jambi, Riau, Kepulauan Riau, Sulawesi Utara, Sulawesi Tengah, Gorontalo, Sulawesi Barat, Sulawesi Tenggara, Kalimantan Tengah, Sulawesi Selatan, Papua, and Irian Jaya Barat.

48.  COMMITMENTS

a.     Capital expenditures

        As of September 30, 2011, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	4,428,522
U.S. Dollars	645	5,690,309
Euro	0.23	2,719
Total		10,121,550

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

The above balance includes the following significant agreements:

(i)      Company

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of September 30, 2011
Company and G-Pas Consortium	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 8 Divre VII	Rp.192,581 million	Rp.36,336 million
Company and PT Konsorsium Jembo-Karteksi-Tridayasa	April 18, 2008	Procurement and installation agreement for Outside Plant Fiber Optic 2008 Batch 9 Netre Sumbagut Area	Rp.241,491 million	Rp.2,565 million
Company and ISS Reshetnev	March 2, 2009	Procurement agreement for Telkom-3 Satellite	US$178.9 million	US$81.2 million
Company and APT Satellite Company Limited	March 23, 2009	142E Degree Orbital Position Cooperation Agreement	US$18.5 million	US$13.3 million
Company and Sansaine Huawei Consortium	May 27, 2009 June 15, 2009

a.    Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 3

b.   Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 1

			US$17.5 million and Rp.201,176 million US$24.6 million and Rp.340,320 million	US$6.3 million and Rp.98,669 million US$11.6 million and Rp.223,295 million
Company and ZTE Consortium	June 2, 2009	Cooperation agreement for procurement and installation of MSAN ALU and Secondary Access 2008 Batch 2	US$39.6 million nd Rp.277,732 million	US$18.7 million and Rp.159,323 million

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(i)      Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of September 30, 2011
Company and PT Dharma Kumala Utama	July 29, 2009	Procurement and installation agreement for Fiber Optic Cable Access & RMJ 2009 in Central Java and East Java Batch 1	Rp.75,231 million	Rp.1,958 million
Company and Sansaine - Huawei Consortium	August 3, 2009	Procurement and installation agreement for Softswitch and modernization of MSAN Divre I, Divre II, Divre III and Divre IV	US$32.9 million and Rp.99,075 million	US$8.7 million and Rp.68,901 million
Company and Tekken - DMT Concortum	September 15, 2009	Procurement and installation agreement for Fiber Optic Cable Access Divre VI Kalimantan	Rp.106,619 million	Rp.33,448 million
Company and Huawei - Sansaine Consortium	November 24, 2009	Procurement and installation agreement for Palapa Ring Mataram-Kupang Cable System Project (MKCS)	US$55.0 million and Rp.144,683 million	US$0.6 million and Rp.17,013 million
Company and NEC - NSN Consortim	December 16, 2009	Procurement and installation agreement for Capacity Expansion Ring Jasuka Backbone 2009	US$20.0 million and Rp.361,009 million	Rp.21,418 million
Company and ZTE	December 21, 2009	Procurement and installation agreement for Improvement and Upgrade Jawa Backbone 2009	Rp.80,393 million	Rp.440 million
Company and ZTE Indonesia	March 5, 2010	Item price procurement and installation agreement for Insert Card IP-DSLAM	Rp.105,546 million	Rp.113 million
Company and Binainfo Lokatara Consortium	September 30, 2010	Procurement and installation agreement for BRAS System expansion 2010	Rp.85,008 million	Rp.38,017 million
Company and Huawei Tech Investment	September 30, 2010	Procurement and installation agreement for BRAS System expansion	Rp.101,332 million	Rp.76,227 million
Company and PT ZTE Indonesia	October 6, 2010	Procurement and installation agreement for G-PON (Gigabit Capable Passive Optical Network) expansion	Rp.86,770 million	Rp.79,378 million

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(i)      Company (continued)

Contracting parties	Date of agreement	Significant provisions of the agreement	Total contract value	Outstanding purchase commitment as of September 30, 2011
Company and PT Industri Telekomunikasi Indonesia	December 30, 2010	Procurement and installation agreement for Copper Cable Access Network with TI/TO Pattern	Rp.349,147 million	Rp.349,147 million
Company and PT Master System Infotama	May 3, 2011	Procurement and installation agreement for Tera Router Expansion and PE Gateway Cisco	Rp.52,743 million	Rp.17,174 million
Company and PT Lintas Tehnologi Indonesia	Juni 8, 2011	Procurement and installation agreement for DWDM Alcatel-Lucent (ALU) expansion	Rp.94,396 million	Rp.94,396 million
Company and PT Datacomm Diangraha	June 30, 2011	Procurement and installation for Metro Ethernet ALU expansion	Rp.79,916 million	Rp.71,112 million

(ii)     Telkomsel

On April 17, 2008, Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy and Nokia Siemens Network GmbH & Co.  KG signed Combined 2G and 3G CS Core Network Rollout Agreements (“ROA”). These Agreements are valid until the later of:

•       three years after the effective date (April 17, 2008, except for certain POs issued in August 2007 which commenced on August 15, 2007), or

•       the date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three year period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

On April 17, 2008, Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks also entered into Technical Service Agreements (“TSA”) for technical support for the Combined 2G and 3G CS Core Network. The agreements commence:

•         in respect of the August 2007 Project only, on the date that transition-out services have been completed in accordance with the 3G Managed Operations Agreement;

•         in all other respects, on the Effective Date;

and continues until the later of:

•         the date which is three years after the Effective Date; and

•         the date on which the last PO under this Agreement terminates or expires in respect of any PO issued prior to the expiry of the 3 year period.

Pursuant to the expiry of ROA and TSA (“the agreements”), based on letters from PT Nokia Siemens Networks and PT Ericsson Indonesia in May and June 2011, those companies agreed to:

•         extend the operation of the agreements until the earlier of:

-        the date that Telkomsel and those companies enter into ROA and TSA which supersede the existing agreements;

-        the date that Telkomsel notifies those companies in writing of the termination of the relevant existing ROA; and

-        the date that is 90 days after the date that Telkomsel notifies those companies in writing of the termination of the existing TSA.

•         apply prices under new agreements to the extent that such prices are lower than the prices paid or payable by Telkomsel (“Price adjustment”) to:

-        any equivalent or substantially similar CS Core System hardware, software and services; and technical support services purchased by Telkomsel from PT Ericsson Indonesia on and from March 14, 2011 until the effective date of new agreement; and

-        any equivalent or substantially similar CS Core System hardware and software purchased by Telkomsel from PT Nokia Siemens Networks on and from June 21, 2011 until December 31, 2011. The price adjustment is subject to signed agreement between Telkomsel and PT Nokia Siemens Networks on such new prices before December 31, 2011.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

On January 27, 2011, Telkomsel entered into Soft HLR Roll Out Agreement with PT Nokia Siemens Networks and Nokia Siemens Networks Oy and Soft HLR Technical Support Agreement with PT Nokia Siemens Networks.

The agreements commences on the effective date and continues until the later of:

•      The date which is three years after the effective date; and

•      The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the three years period,

Telkomsel may extend the term of the agreement by a period of not more than two years.

In March and June 2009, Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, Nokia Siemens Network Oy, Huawei International Pte. Ltd, Huawei Tech Investment and PT ZTE Indonesia entered into 2G BSS and 3G UTRAN Rollout Agreements for the provision of 2G GSM BSS and 3G UMTS Radio Access Network.

In accordance with the agreements, the Vendors should provide equipment and related services, including amongst other things:

•       Participate in Joint Planning process

•       Provide SITAC and CME works

•       Provide software license

Provision of the equipment and services should be aligned with other agreements such as Combined 2G BSS and 3G Core Network Rollout and Technical Support Agreements dated April 17, 2008.

During the period of the agreements, the vendors (excluding Huawei International Pte. Ltd, PT Huawei Tech Investment and PT ZTE Indonesia) agreed to provide vouchers, free of charge equipment and other commercial incentives to Telkomsel. Part of the vouchers totaling US$107.05 million (equivalent to Rp.1,172 billion); were provided by the vendors as an adjustment to prices stated in PO issued since July 1, 2007.

The agreements are valid until the later of:

•       Three years after the effective date; and

•       The date on which the last PO under these agreements terminates or expires in respect of any purchase order issued prior to the expiry of three year period.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

Telkomsel may extend terms of the agreements for a period up to 12 months.

On February 3, 2010, Telkomsel entered into the following agreements for maintenance and procurement of equipment and related services:

•      Next Generation Convergence IP RAN Rollout and Technical Support with PT Packet Systems Indonesia and PT Huawei Tech Investment; and

•      Next Generation Convergence Core Transport Rollout and Technical Support with PT Datacraft Indonesia and PT Huawei Tech Investment.

The agreements commence on the effective date and continue until the later of:

•      The date which is three years after the effective date; and

•      The date on which the last PO under the agreements terminate or expire in respect of any PO issued prior to the expiry of the three year period.

        Telkomsel may extend the term of the agreements by a period of not more than two years.

On February 8, 2010, Telkomsel entered into an Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions. The latest amendment was made on September 30, 2010. On February 8, 2010, Telkomsel also entered into a Technical Support Agreement with PT Application Solutions to provide technical support services for the OCS and SCP.

The agreements commences on the effective date and continues until the later of:

•      The date which is five years after the effective date; and

•      The date on which the last PO under this agreement terminates or expires in respect of any PO issued prior to the expiry of the five year period.

Telkomsel may extend the term of the agreement by a period of not more than three years.

On July 5, 2011, Telkomsel entered into an agreement with Amdocs Software Solutions Limited Liability Company and PT Application Solutions for development and rollout of the Customer Relationship Management (“CRM”) and Contact Center (“CC”) Solutions.

The agreement commences of the effective date and continues until the later of :

•      the date which is five years after the effective date; and

•      the date on which the last purchase order (“PO”) under this agreement terminates or expires in respect on any PO issued :

-    prior to the expiry date of the five year period

-    prior to the expiry of any extension of the term.

Telkomsel may extend the term of the agreement by a period of not more than three years.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

a.     Capital expenditures (continued)

(ii)     Telkomsel (continued)

The above commitments include commitment of US$132.8 million for procurement of equipment from Nokia Siemens Network Oy and PT Huawei Tech Investment. The commitment is part of total procurement price of US$248.9 million which will be settled by sale of Telkomsel’s equipment to those companies with a total price of US$191.3 million, US$117.6 million of which is presented as assets held for sale (Note 9).

b.     Borrowings and other credit facilities

(i)      As of September 30, 2011, the Company has bank guarantee facility for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various project of the Company, as follow:

				Facility utilized
	Total	End of the period		Original currency	Rupiah
Lenders	facility	of the facility	Currency	(in millions)	equivalent
BNI	120,000	Mach 31, 2012	Rp.	-	101,696
Bank Mandiri	60,000	December 23,	Rp.	-	45,738
BRI	100,000	April 26, 2012	Rp.	-	1,921
	280,000				156,079

 (ii)    Telkomsel has a US$3 million bond and bank guarantee, standby letter of credit facility and foreign exchange facility with SCB, Jakarta. The facilities expire on July 31, 2011. Under these facilities, as of September 30 2011, Telkomsel has issued a bank guarantee of Rp.20 million (equivalent to US$2.3 million) for a 3G performance bond (Note 48c.i). The bank guarantee is valid until March 24, 2012.

c.     Others

(i)       3G license

With reference to the Decision Letter No. 07/Per/M.KOMINFO/2/2006 and No. 268/KEP/M.KOMINFO/9/2009 of the MoCI (Notes 1d.a and 2j), Telkomsel amongst other commitments, is required to:

1.       Pay annual BHP fee which is determined based on a certain formula over the license term (10 years). The BHP for the sixth year of the former license was paid in March 2011 and the BHP for the third year of the additional license was paid in September 2011 (Note 13iii). The commitments arising from the BHP as of September 30, 2011 and up to the expiry period of the license using the formula set forth in the Decision Letter are as follows:

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

c.     Others (continued)

(i)    3G license (continued)

1.     (continued)

Radio Frequency Usage Tariff
Year	BI rates (%)	Index (multiplier)	Former License	Additional License
1	-		20% x HL	100% x HL
2	R1	I1= (1 + R1)	40% x I1 x HL	100% x I1 x HL
3	R2	I2= I1(1 + R2)	60% x I2 x HL	100% x I2 x HL
4	R3	I3= I2(1 + R3)	100% x I3 x HL	100% x I3 x HL
5	R4	I4= I3(1 + R4)	130% x I4 x HL	100% x I4 x HL
6	R5	I5= I4(1 + R5)	130% x I5 x HL	100% x I5 x HL
7	R6	I6= I5(1 + R6)	130% x I6 x HL	100% x I6 x HL
8	R7	I7= I6(1 + R7)	130% x I7 x HL	100% x I7 x HL
9	R8	I8= I7(1 + R8)	130% x I8 x HL	100% x I8 x HL
10	R9	I9= I8(1 + R9)	130% x I9 x HL	100% x I9 x HL

Notes :
Ri	= average BI rate from previous year
Auction Price (“Harga Lelang” or HL)	= Rp.160,000 million
Index	= adjustment to the bidding price for the respective year

The BHP is payable upon receipt of the notification letter (“Surat Pemberitahuan Pembayaran”) from the DGPT.

2.       Provide roaming access for the existing 3G operators.

3.       Contribute to USO development.

4.       Construct a 3G network which covers a minimum number of provinces, as follows:

Year	Minimum number of provinces
1	2
2	5
3	8
4	10
5	12
6	14

5.       Issue a performance bond each year amounting to Rp.20,000 million or 5% of the annual fee to be paid for the subsequent year, whichever is higher. This performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned Decision Letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.          COMMITMENTS (continued)

c.     Others (continued)

(ii)   Palapa Ring Consortium

On November 10, 2007, the Company entered into a C&MA with 5 other companies for Palapa Ring Consortium. This consortium was formed to build optical fiber network in 32 cities in Eastern Indonesia with total initial investment of Rp.2,070,336 million. The Company will obtain 4 lambdas bandwidth of total capacity of 8.44 lambdas from this consortium (Note 14). In 2008, 2 companies draw back from the consortium, hence the total number of Palapa Ring Consortium’s member become 4 companies including the Company.

 (iii) Radio Frequency Usage

Based on the Decree No. 76 dated December 15, 2010 of Government of the Republic of Indonesia, which amended Decree No. 7 dated January 16, 2009, the annual frequency usage fees with a bandwidth of 800 MHz, 900 MHz and 1800 MHz are determined using the following formula:

N x K x I x C X B

Notes :
N	= normalizing factor using consumer price index, subject to change depending on the
K	= Government’s non-tax revenue target
I	= adjusting factor based on economic value of the frequency bandwidth
C	= reserved price population of the citizens (in thousands)
B	= bandwidth

The fee within 5 years is determined by the following formula:

Year	Formula
1	Y1= X + {(20% x ∆) – Z}
2	Y2= X + (40% x ∆)
3	Y3= X + (60% x ∆)
4	Y4= X + (80% x ∆)
5	Y5= X + (100% x ∆)

Notes :
Yn X ∆ Z	= = = =

frequency usage fee for each year

frequency usage fee for the period January 1, 2009 up to December 31, 2009

(N x K x I x C x B) - X

remaining annual frequency fee based on previous regulation as of December 15, 2010

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

48.  COMMITMENTS (continued)

c.     Others (continued)

 (iii) Radio Frequency Usage (continued)

As an implementation of the above decree, on December 15, 2010, in a Decision letter No. 456A/KEP/M.KOMINFO/12/2010, the MoCI determined that the first year (Y1) annual frequency usage fee of Telkomsel with licenses in 900 MHz band and 1800 MHz band is Rp.716 billion.  The fee was paid on December 30, 2010. Based on the same Decision Letter above and a Decision letter No. 5039/T/DJPT.4/KOMINFO/12/2010 dated December 16, 2010, the MoCI determined that the first year (Y1) annual frequency usage fee of the Company with licenses in 800 MHz band is Rp.51.7 billion.  The fee was paid on December 27, 2010.

Based on  Decision Letter No. 349/KEP/M.KOMINFO/08/2011 and No. 350/KEP/M.KOMINFO/08/2011  dated August 8, 2011, the MoCI determined that the second year (Y2) annual frequency usage fee of the Company and Telkomsel is Rp.141.9 billion and Rp.1,834 billion, respectively.  The fees become payables on December 15, 2011.

Prior to issuance of the above decree, in accordance with the prevailing laws and telecommunications regulations, the operators are obliged to register their radio stations with the DGPT to obtain frequency usage license, except those stations that use 2.1 GHz frequency bandwidth (Note 48c.i). The frequency usage fees are payable upon receipt of notification letter (“Surat Pemberitahuan Pembayaran”) from DGPT. The fee is determined based on the number of registered carrier (“TX”) for the Company and transceivers (“TRX”) for Telkomsel of the radio stations with a fee ranging from Rp.0.07 million to Rp.17.55 million for each TX and Rp.3.4 million to Rp.15.9 million for each TRX (Note 8).

(iv)  Apple, Inc

On January 9, 2009, Telkomsel entered into an agreement with Apple, Inc for the purchase of iPhone products, marketing it to customers using a third party (PT Trikomsel OKE) and providing cellular network services. Cumulative minimum iPhone units that shall be purchased as of December 31, 2009, 2010 and 2011 are 125,000, 300,000 and 500,000 units for each year.

(v)   Operating leases

	Minimum lease payment
	Total	Less than 1 year	1-5 years	More than 5 years
Operating leases	281,512	80,183	143,686	57,643

Operating leases represent non-cancelable office lease agreements of certain subsidiaries.

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  CONTINGENCIES

a.     In the ordinary course of business, the Company and its subsidiaries have been named as defendants in various legal actions in relation with land disputes, monopolistic practice and unfair business competition and SMS cartel practices. Based on management's estimate of the probable outcomes of these matters, the Company and its subsidiaries have accrued Rp.49,285 million as of September 30, 2011.

b.     On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunication facilities in connection with the provision of VoIP services, whereby one of the Company’s former employees and two of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court for their alleged corruption in KSO VII.

On January 29, 2008, the Makassar District Court found the defendant not guilty. The Attorney has filed an appeal to Indonesian SC objecting the District Court ruling. On May 4, 2010, the Company received SC’s decision that found the defendant guilty and sentenced the defendant to a six-year prison term, Rp.500 million penalty, and indemnity amounting Rp.30,115 million by jointly liability. The defendants filed a judicial review to SC for the decision. As of the issuance date of the consolidated financial statements, no decision has been reached on the judicial review.

c.     The Company, Telkomsel and seven other local operators are being investigated by The Commission for the Supervision of Business Competition (“Komisi Pengawasan Persaingan Usaha” or “KPPU”) for allegations of SMS cartel practices. As a result of the investigations on June 17, 2008, KPPU found that the Company, Telkomsel and certain other local operators had proven to violate Law No. 5/1999 article 5 and gave the Company and Telkomsel Rp.18,000 million penalty and Rp.25,000 million penalty, respectively.

Management believes that there are no such cartel practices that led to a breach of prevailing regulations. Accordingly, the Company and Telkomsel have filed an objection with the Bandung District Court and South Jakarta District Court, respectively, on July 14, 2008 and July 11, 2008, respectively.

Due to that the operators filed the case in various courts, subsequently, KPPU requested SC to consolidate the case into Central Jakarta District Court. Based on SC’s decision letter dated April 12, 2011, SC appointed Central Jakarta District Court to investigate and resolve the case.

As of the issuance date of the consolidated financial statements, no decision has been reached on the appeal.

d.     On January 6, 2011, Telkomsel was notified by the Industrial Relations Court of Central Jakarta District Court that the Telkomsel's labor union ("SEPAKAT") has filed a claim against Telkomsel through the Industrial Relations Court of Central Jakarta District Court concerning certain disputes with Telkomsel on the execution of Collective Labor Agreement (“CLA”). On July 4, 2011, the Industrial Relations Court of Central Jakarta District Court pronounced its verdict which requires SEPAKAT and Telkomsel to resolve the disputes through a negotiation.

As of the issuance date of the consolidated financial statements, the negotiation is still in process.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

49.  CONTINGENCIES (continued)

For the matters and cases stated above, the Company and its subsidiaries do not believe that any subsequent investigation or court decision will have significant financial impact to the Company and its subsidiaries.

50.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	December 31, 2010		September 30, 2011
	Foreign Currencies (in millions)	Rupiah equivalent	Foreign Currencies (in millions)	Rupiah equivalent
Assets
Cash and cash equivalents
U.S. Dollars	138.07	1,242,392	194.99	1,715,221
Euro	12.54	150,121	8.95	106,823
Singapore Dollars	2.82	19,799	4.39	29,802
Hongkong Dollars	2.00	2,317	2.69	3,033
Japanese Yen	0.39	43	1.15	131
Malaysian Ringgit	0.03	100	0.03	94
Temporary investments
U.S. Dollars	8.84	79,566	8.42	73,946
Trade receivables
Related parties
U.S. Dollars	3.16	28,434	5.55	48,703
Third parties
U.S. Dollars	79.19	712,758	87.28	767,342
Euro	0.12	1,408	0.15	1,835
Other receivables
U.S. Dollars	0.48	4,331	2.93	25,048
Great Britain Pound sterling	0.01	121	0.02	259
Euro	0.00	43	0.01	113
Singapore Dollars	-	-	0.01	67
Other current assets
U.S. Dollars	-	-	0.03	264
Advances and other non-current assets
U.S. Dollars	2.73	24,577	10.22	89,864
Hongkong Dollars	0.27	311	-	-
Escrow accounts
U.S. Dollars	4.61	41,552	4.62	40,604
Total assets		2,307,873		2,903,149

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PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	December 31, 2010		September 30, 2011
	Foreign Currencies (in millions)	Rupiah equivalent	Foreign Currencies (in millions)	Rupiah equivalent
Liabilities
Trade payables
Related parties
U.S. Dollars	5.73	51,559	0.53	4,669
Third parties
U.S. Dollars	341.80	3,074,585	405.81	3,578,923
Euro	0.18	2,128	1.36	16,315
Malaysian Ringgit	0.56	1,624	0.56	1,543
Singapore Dollars	0.24	1,645	0.09	591
Australian Dollars	0.05	453	0.02	149
Great Britain Pound sterling	0.04	613	0.01	83
Japanese Yen	0.73	81	0.51	58
Hongkong Dollars	0.01	17	-	-
Swiss Franc	0.00	15	-	-
Other payables
U.S. Dollars	0.07	588	0.10	890
Accrued expenses
U.S. Dollars	39.72	357,343	45.75	403,506
Euro	0.85	10,136	6.42	76,703
Singapore Dollars	1.38	9,657	2.66	18,097
Japanese Yen	38.35	4,250	117.98	13,513
Australian Dollars	-	-	0.00	40
Advances from customers and suppliers
U.S. Dollars	0.90	8,114	1.52	13,364
Euro	-	-	0.17	2,019
Current maturities of long-term liabilities
U.S. Dollars	78.11	703,474	60.07	529,220
Japanese Yen	767.90	85,099	767.90	87,955
Notes
U.S. Dollars	30.54	275,348	65.37	575,278
Long-term liabilities
U.S. Dollars	240.76	2,168,061	244.29	2,152,670
Japanese Yen	9,982.67	1,106,279	9,598.72	1,099,437
Total liabilities		7,861,069		8,575,023
Net liabilities		(5,553,196)		(5,671,874)

As of December 31, 2010, the net monetary liabilities position denominated in foreign currencies of the Company and its subsidiaries is US$500.55 million and JPY10,789.26 million. As of September 30, 2011, the net monetary liabilities position denominated in foreign currencies of the Company and its subsidiaries is US$509.40 million and JPY10,483.96 million.

The Company and its subsidiaries’ activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

50.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

If the Company and its subsidiaries report monetary assets and liabilities in foreign currencies as of September 30, 2011 using the rates on October 27, 2011, the unrealized foreign exchange loss will increase by the amount of Rp.60,336 million.

51.  FINANCIAL ASSETS AND LIABILITIES

1.     Financial risk management

The Company and its subsidiaries’ activities expose it to a variety of financial risks such as market risks (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. Overall, the Company and subsidiaries’ financial risk management programme is intended for minimizing lossess on the financial assets and liabilities arising from fluctuation of foreign currency exchange rate and the fluctuation of interest rate. Management provides written policy for foreign currency risk management mainly through time deposits placements and hedging to cover foreign currency risk exposures for the time range of 3 up to 12 months.

Financial risk management is carried out by the Treasury Management unit under policies approved by the Board of Directors. The Treasury Management unit identifies, evaluates and hedges financial risks.

a.     Foreign exchange risk

The Company and its subsidiaries have significant receivables, payables and liabilities balance denominated in foreign currencies which include the United States Dollar, Japanese Yen, Euro, Singapore Dollar and Great Britain Pound sterling. Increasing risks of foreign currency exchange rates on the obligations of the Company and its subsidiaries are expected to be offset by time deposits and receivables in foreign currencies are set at least 25% of the liabilities and will mature in less than 1 (one) year with respect to the tendency of changes exchange rates in the future.

b.     Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial position. Borrowings at variable interest rates expose the Company and its subsidiaries to interest rate risk (Notes 18,20,21 and 22). To measure market risk fluctuations in interest rates, the Company and its subsidiaries primarily use interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

The following table represents a breakdown of the Company and subsidiaries’ financial assets and liabilities which are impacted by interest rates.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.  FINANCIAL ASSETS AND LIABILITIES (continued)

1.     Financial risk management (continued)

b.     Interest rate risk (continued)

	September 30, 2011
	One year or less	More than one year	Non Interest bearing	Total
Assets
Cash and cash equivalents	9,340,186	-	24,735	9,364,921
Temporary investments	267,865	-	92,925	360,790
Other current assets	1,014,280	-	-	1,014,280
Other non-current assets	-	164,620	55,466	220,086
Total financial assets	10,622,331	164,620	173,126	10,960,077
Liabilities
Short-term bank loans	127,143	-	-	127,143
Two-step loans	746,326	2,083,892	-	2,830,218
Bonds and notes	644,277	3,019,700	-	3,663,977
Bank loans	10,619,063	299,570	-	10,918,633
Total financial liabilities	12,136,809	5,403,162	-	17,539,971
Total interest repricing gap	(1,514,478)	(5,238,542)		(6,579,894)

c.     Credit risks

The Company and its subsidiaries are exposed to credit risk primarily from trade receivables and other receivables. Credit risk is managed by continuous monitoring outstanding balance and collection of trade and other receivables.

The following table sets out the maximum exposure of credit risk and concentration risk of the Company and its subsidiaries :

		Credit risk concentration
	Corporate	Others	Maximum exposure
Trade receivables	3,903,171	3,122,052	7,025,223
Other receivables	147,188	46,466	193,654
	4,050,359	3,168,518	7,218,877

Management is confident in its ability to continue to control and sustain minimal exposure of credit risk given that the Company and its subsidiaries have provided sufficient allowance for doubtful accounts to cover incurred loss arising from uncollectible receivables based on existing historical loss.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

51.  FINANCIAL ASSETS AND LIABILITIES (continued)

1.     Financial risk management (continued)

d.     Liquidity risks

Liquidity risk arises in situations where the Company and its subsidiaries have difficulties in fulfilling financial liabilities when they become due.  Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents in order to fullfil the Company and its subsidiaries’ financial liabilities. The Company and its subsidiaries continuously perform an analysis to monitor statement of financial position ratios, such as among other things, liquidity ratios, debt equity ratios against debt covenant requirements.

2.     Fair value of financial assets and liabilities

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arms-length transaction.

The table below sets out the carrying amount and fair value of those financial assets and liabilities not presented on the Company’s consolidated statement of financial positions at their fair values:

	September 30, 2011
	Carrying value	Fair value
Two step loans	2,830,218	2,946,613
Bonds and notes	3,663,977	3,891,290
Bank loans	10,918,633	11,133,557

The Company and its subsidiaries consider the fair value of current financial assets and liabilities approximates their carrying amount, as the impact of discounting is not significant. The fair values of long-term liabilities are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries, except for bonds which are based on market prices.

52.  SUBSEQUENT EVENTS

a.     On October 11, 2011, through ICBC, Sinosure approved Telkomsel’s request to cancel the Facility 2 of US$100 million (Note 22h).

b.     In October 2011, GSD fully repaid the loan facility amounted to Rp.19,000 from Bank CIMB Niaga (Note 18b).

c.     On October 5, 2011, BSM has agreed to extend the loan facility agreement amounted to Rp.15,000 million to Balebat (Note 18d).

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

The recent accounting pronouncements in Indonesia that are relevant to the Company and its subsidiaries are as follow:

(i)                PSAK 24 (Revised 2010), “Employee Benefits”.

In February  2010, the DSAK  issued PSAK 24 (Revised 2010), “Employee Benefits” which amends PSAK 24 (Revised 2004), “Employee Benefits”. The objective of this Standard is to prescribe the accounting and disclosure for employee benefits. The Standard requires an entity to recognise: (a) a liability when an employee has provided service in exchange for employee benefits to be paid in the future; and, (b) an expense when the entity consumes the economic benefit arising from service provided by an employee in exchange for employee benefits. PSAK 24 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2012. Early application is prohibited.  The company and its subsidiaries are currently assessing the impact of the requirement of PSAK 24 (Revised 2010), “Employee Benefits” on the consolidated financial statements.

(ii)          PSAK 46 (Revised 2010), “Income Tax”.

In August  2010, the DSAK  issued PSAK 46 (Revised 2010), “Income Tax” which amends PSAK 46 (Revised 1994), “Accounting for Income Tax”. The objective of this Standard is to prescribe the accounting treatment for income taxes. The principal issue in accounting for income taxes is how to account for the current and future tax consequences of: (a) the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognised in an entity's statement of financial position; and (b) transactions and other events of the current period that are recognised in an entity's financial statements. PSAK 46 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2012. Early application is encouraged. However, for entities that do business combination in accordance with the requirements of PSAK 22 (revised 2010), “Business Combination” is required to make early application. The company and its subsidiaries are currently assessing the impact of the requirement of PSAK 46 (Revised 2010), “Income Tax” on the consolidated financial statements.

(iii)         PSAK 50 (Revised 2010), “Financial Instruments: Presentation”.

In May  2010, the DSAK  issued PSAK 50 (Revised 2010), “Financial Instruments: Presentation” which amends PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”. The objective of this Standard is to establish principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities. It applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset.  PSAK 50 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2012 and prospectively applied. Early application is encouraged. The company and its subsidiaries are currently assessing the impact of the requirement of PSAK 50 (Revised 2010), “Financial Instruments: Presentation” on the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

(iv)         PSAK 60, “Financial Instruments: Disclosures”.

In May 2010, the DSAK issued PSAK 60, “Financial Instruments: Disclosures” which amends PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”. The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate: (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the end of the reporting period, and how the entity manages those risks. PSAK 60 shall be effective for the reporting period beginning on or after January 1, 2012 and prospectively applied. Early application is encouraged. The company and its subsidiaries are currently assessing the impact of the requirement of PSAK 60, “Financial Instruments: Disclosures” on the consolidated financial statements.

(v)          PSAK 56 (Revised 2010), “Earnings per Share”.

In April 2011, the DSAK  issued PSAK 56 (Revised 2010), “Earnings per Share” which amends PSAK 56 (1999), “Earnings per Share”. The objective of this Standard is to prescribe principles for the determination and presentation of earnings per share, so as to improve performance comparisons between different entities in the same reporting period and between different reporting periods for the same entity.  PSAK 56 (Revised 2010) shall be effective for the reporting period beginning on or after January 1, 2012. The company and its subsidiaries are currently assessing the impact of the requirement of PSAK 56 (Revised 2010), “Earnings per Share” on the consolidated financial statements.

(vi)         ISAK 15, ”PSAK 24 - The Limit on a Defined Benefit Asset”.

In April 2010, the DSAK  issued ISAK 15, ”PSAK 24 - The Limit on a Defined Benefit Asset”. This Interpretation applies to all post-employment defined benefits and other long-term employee defined benefits. ISAK 15 shall be effective for the reporting period beginning on or after January 1, 2012. Early application is prohibited. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 15, ”PSAK 24 - The Limit on a Defined Benefit Asset” on the consolidated financial statements.

(vii)        ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”.

In August 2010, the DSAK  issued ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”. A change in the tax status of an entity or of its shareholders may have consequences for an entity by increasing or decreasing its tax liabilities or assets. This may, for example, occur upon the public listing of an entity's equity instruments or upon the restructuring of an entity's equity. It may also occur upon a controlling shareholder's move to a foreign country. As a result of such an event, an entity may be taxed differently; it may for example gain or lose tax incentives or become subject to a different rate of tax in the future. ISAK 20 shall be effective for the reporting period beginning on or after January 1, 2012. Early application is encouraged. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders” on the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

 (viii)       ISAK 16, ”Service Concession Arrangements”.

In February 2011, the DSAK  issued ISAK 16, ”Service Concession Arrangements”. ISAK16 provides guidance on the accounting by operators for public-to-private service concession arrangements. This Interpretation applies to public-to-private service concession arrangements if: a) the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and b) the grantor controls—through ownership, beneficial entitlement or otherwise any significant residual interest in the infrastructure at the end of the term of the arrangement. ISAK 16 shall be effective for the reporting period beginning on or after January 1, 2012. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 16, ”Service Concession Arrangements” on the consolidated financial statements.

(ix)         ISAK 22, “Service Concession Arrangements: Disclosures”.

In February 2011, the DSAK  issued ISAK 22, “Service Concession Arrangements: Disclosures”. ISAK 22 prescribes that in each period, An operator and a grantor shall disclose a description of the arrangement, significant terms of the arrangement, the nature and extent, changes in the arrangement occurring during the period, how the service arrangement has been classified, the amount of revenue and profits or losses recognised in the period on exchanging construction services for a financial asset or an intangible asset. ISAK 22 shall be effective for the reporting period beginning on or after January 1, 2012. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 22, “Service Concession Arrangements: Disclosures” on the consolidated financial statements.

(x)          ISAK 23, “Operating Leases - Incentives”.

In June 2011, the DSAK  issued ISAK 23, “Operating Leases - Incentives”. ISAK 23 provides guidance on the accounting to recognise in the financial statements of both the lessee and the lessor. ISAK 23 shall be effective for the reporting period beginning on or after January 1, 2012. Early application is permitted. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 23, “Operating Leases - Incentives” on the consolidated financial statements.

(xi)         ISAK 24, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease”.

In June 2011, the DSAK  issued ISAK 24, “Service Concession Arrangements: Disclosures”. ISAK 24 provides guidance on the accounting to determine whether a series of transactions is linked and should be accounted for as one transaction and determine whether the arrangement meets the definition of a lease under PSAK 30 (revised 2007): Leases. ISAK 24 shall be effective for the reporting period beginning on or after January 1, 2012. Early application is permitted. The company and its subsidiaries are currently assessing the impact of the requirement of ISAK 24, “Evaluating the Substance of Transactions Involving the Legal Form of a Lease” on the consolidated financial statements.

Table of Content

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2010 (AUDITED) AND SEPTEMBER 30, 2011 (UNAUDITED) AND

NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah, unless otherwise stated)

53.  RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

 (xii)       PPSAK 11, “Revocation of PSAK 39: Accounting for Joint Operation Schemes”.

In February 2011, the DSAK  issued PPSAK 11, “Revocation of PSAK 39: Accounting for Joint Operation Schemes”. PPSAK 11 revokes PSAK 39: “Accounting for Joint Operation Schemes”, which regulates the accounting treatment of joint operation without the establishment of new entities, one of the parties that control the assets and operations, and the handover of assets.  PPSAK 11 shall apply prospectively effective for reporting periods beginning on or after January 1, 2012.  The company and its subsidiaries are currently assessing the impact of the requirement of PPSAK 11, “Revocation of PSAK 39: Accounting for Joint Operation Schemes” on the consolidated financial statements.